      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     AIRONET WIRELESS COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)
                            ------------------------

        DELAWARE                     3577                    34-1758180
     (State or other           (Primary Standard
      jurisdiction of             Industrial              (I.R.S. Employer
    incorporation or          Classification Code
       organization)                Number)              Identification No.)

                            ------------------------

                              3875 EMBASSY PARKWAY
                                AKRON, OH 44333
                                 (330) 664-7900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                              ROGER J. MURPHY, JR.
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                              3875 EMBASSY PARKWAY
                                AKRON, OH 44333
                                 (330) 664-7900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

      JAY R. FAEGES, ESQ.            TIMOTHY C. MAGUIRE, ESQ.
    GOODMAN WEISS MILLER LLP      TESTA, HURWITZ & THIBEAULT, LLP
 100 ERIEVIEW PLAZA, 27TH FLOOR           125 HIGH STREET
     CLEVELAND, OHIO 44122          BOSTON, MASSACHUSETTS 02110
   TELEPHONE: (216) 696-3366         TELEPHONE (617) 248-7000
      FAX: (216) 363-5835               FAX: (617) 248-7100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
             TITLE OF EACH CLASS OF                    AMOUNT TO BE            PROPOSED MAXIMUM              AMOUNT OF
          SECURITIES TO BE REGISTERED                 REGISTERED(1)       AGGREGATE OFFERING PRICE(2)     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share(3)               6,900,000                $75,900,000                 $21,100.20
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 900,000 shares to be sold upon exercise of over-allotment option granted to our underwriters solely for purposes of calculating the registration fee.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(3) Under the terms of the Rights Agreement, to be entered into prior to the effective date of this Registration Statement, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, until the Distribution Date (as defined therein), each share of common stock will also evidence one common stock purchase right created under such Agreement. No registration fee is required for the common stock purchase rights as they will be issued for no additional consideration.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE SECURITIES AND EXCHANGE COMMISSION DECLARES OUR REGISTRATION STATEMENT EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 14, 1999

PROSPECTUS

                                6,000,000 SHARES
                                  AIRONET LOGO

                                  COMMON STOCK

     This is an initial public offering of shares of common stock of Aironet Wireless Communications, Inc. Of the 6,000,000 shares offered, we are selling 4,000,000 shares, and Telxon Corporation is selling 2,000,000 shares. We have applied for admission for trading and quotation of our common stock on the Nasdaq National Market under the symbol "AIRO." There is currently no public market for these shares. We expect that the public offering price will be between $9.00 and $11.00 per share.

                               ------------------
                             PRICE $     PER SHARE
                               ------------------

                                                              PER SHARE      TOTAL
                                                              ----------    --------
Public offering price.......................................  $             $
Underwriting discounts and commissions......................  $             $
Proceeds, before expenses, to Aironet.......................  $             $
Proceeds, before expenses, to Telxon........................  $             $

     The underwriters have a 30 day option to purchase up to 600,000 additional shares of common stock from us and up to 300,000 additional shares of common stock from Telxon to cover over-allotments, if any.

     The underwriters expect to deliver the shares against payment in
Minneapolis, Minnesota, on                      , 1999.

                               ------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DAIN RAUSCHER WESSELS                                      PRUDENTIAL SECURITIES
    a division of Dain Rauscher
          Incorporated

                            , 1999

                               TABLE OF CONTENTS

                                  PAGE
                                  ---
Prospectus Summary..............    4
Risk Factors....................    8
Use of Proceeds.................   21
Dividend Policy.................   21
Capitalization..................   22
Dilution........................   23
Selected Financial Data.........   24
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   26
Business........................   40

                                  PAGE
                                  ----
Management......................   56
Certain Transactions............   64
Principal and Selling
  Stockholders..................   66
Description of Capital Stock....   68
Shares Eligible for Future
  Sale..........................   72
Underwriting....................   74
Legal Matters...................   76
Experts.........................   76
Additional Information..........   76
Index to Financial Statements...  F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

     "Aironet," "Aironet Wireless Communications" and LOGOare our registered trademarks, and AIRONET LOGO, 4800 Turbo DS, Microcellular Architecture, AP4800-E, PC4800, LM4800, PCI4800, ISA4800, UC4800, MC4800, AP4500-E, AP4500-T,
PC4500, LM4500, PCI4500, ISA4500, UC4500, MC4500, AP3500-E, AP3500-T, PC3500,
LM3500, PCI3500, ISA3500, UC3500 and MC3500 are our trademarks. This prospectus also contains the registered and unregistered trademarks of others.

     Except as otherwise stated, the information in this prospectus assumes (i) no exercise of the underwriters' over-allotment option, which entitles the underwriters to purchase an additional 900,000 shares, of which we would issue 600,000 shares and (ii) no exercise of stock options or warrants outstanding as of March 31, 1999 to purchase up to 2,404,904 shares.

                               PROSPECTUS SUMMARY

     This brief summary highlights selected information in this prospectus. It is not complete and does not contain all of the information that is important to you. You should read the entire prospectus carefully.

                                    AIRONET

     We are a leading provider of high speed, standards-based wireless local area networking solutions designed to provide wireless network connectivity and Internet access to personal computer users within a building or campus environment. Our products utilize advanced radio frequency and data communication technologies to wirelessly connect users to data networks ranging in size and complexity from enterprise-wide LANs to home networks. In an enterprise setting, our wireless LAN solutions are used as extensions to existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. Our flagship wireless LAN solution, the 4800 Turbo DS series, is the first commercially available wireless LAN product to operate at Ethernet-like speeds of 11 Mbps in the unlicensed 2.4 GHz radio frequency band. The 4800 Turbo DS series provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging applications such as streaming video and Voice-over-IP.

     We offer comprehensive solutions to our customers based on both Direct Sequence and Frequency Hopping spread spectrum radio technologies. As a result, we are able to offer our customers the wireless LAN solution best suited to their specific environment and applications. Our broad product portfolio includes PC Cards, PCI and ISA network interface cards, access points, bridges and network management and device driver software. As a major contributor to, and proponent of the Institute of Electrical and Electronic Engineers 802.11 industry standard for wireless LANs, we have designed our primary products to interoperate with other standards-based products. Our IEEE 802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and support major network operating systems, standard software and hardware interfaces and network protocols, such as TCP/IP. As a result, our products can be interfaced easily into existing network and Internet infrastructures.

     Over the past several years, many organizations have benefitted from wireless networking solutions. These solutions enable mobile computing, reduce network infrastructure costs and improve overall operational efficiency. Wireless LANs have been widely adopted in several vertical markets, such as the retail, warehousing and distribution industries. Recent developments, including the wide adoption of the IEEE 802.11 industry standard for wireless LANs, the availability of faster data rates of at least 10 Mbps and the availability of wireless single piece PC Card adapters, have collectively resulted in the emergence and growth of wireless LAN solutions in broader networking markets. Today, the desire for pervasive network and Internet connectivity, the preference for mobile computing and the need to deploy and reconfigure networks rapidly and cost-effectively, are all factors contributing to the increase in market demand for wireless LAN solutions.

     According to International Data Corporation, an information technology research firm, worldwide wireless LAN product shipments are projected to increase at a 30% compound annual growth rate from 866,000 units in 1997 to over 4,000,000 units by 2003. IDC projects wireless LAN revenues to reach $1.6 billion in 2003.

     Our objective is to become a dominant worldwide developer and provider of high speed wireless LAN products. We intend to achieve our objective by implementing the following strategies:

     - leveraging our leadership in 2.4 GHz spread spectrum, MAC chip, and network architecture technologies to maintain our competitive advantage in the areas of data rate and throughput, range and network management;

     - strengthening brand awareness of our products by continuing to promote the Aironet brand as synonymous with high speed, cost-effective wireless LAN products that are standards-based, easily deployable and reliable;

     - delivering solutions based on the IEEE 802.11 and other wireless LAN standards, and actively participating in workgroups that define wireless network standards to influence the direction of these standards; and

     - expanding channel distribution by strengthening relationships with existing channel partners and adding new channel partners, both in domestic and international markets.

     We market our wireless LAN products in the United States and abroad through an indirect sales and marketing organization consisting primarily of distributors, resellers and OEMs. Our U.S. distributors include Business Partner Solutions, Inc., and we have recently added Ingram Micro, Inc. and Tech Data Corporation as U.S. distributors.

OUR RELATIONSHIP WITH TELXON

     At our incorporation in 1993, Telxon Corporation was our sole stockholder and only customer. Since that time, Telxon has reduced its ownership to approximately 76% of our issued and outstanding capital stock, which will be reduced further to approximately 39% after this offering (approximately 35% if the underwriters' over-allotment option is exercised in full). For the nine month period ended December 31, 1998, sales to, and royalties from, Telxon accounted for 39% of our total revenues. Telxon provides us with certain administrative services, as well as employee benefit programs and insurance coverage. Our headquarters and assembly facilities are leased from Telxon.

ABOUT US

     We were incorporated in 1993 under the name Spider, Inc. Our operations include Aironet Canada Limited (formerly Telesystems SLW Inc.). Our principal offices are located at 3875 Embassy Parkway, Akron, Ohio 44333, and our telephone number is (330) 664-7900. All references in this prospectus to "Aironet," "we," "us" and "our" include our wholly owned subsidiaries.

                                  THE OFFERING


Common stock offered.................    6,000,000 shares, 4,000,000 by
                                         Aironet and 2,000,000 by Telxon, the
                                         selling stockholder.

Common stock to be outstanding after     13,566,348 shares, of which Telxon
  this offering......................    will own 5,276,500 shares (equaling
                                         38.89 percent).

Underwriters' over-allotment             900,000 shares, 600,000 from us and
  option.............................    300,000 from Telxon.

Use of proceeds......................    We expect to use our proceeds for
                                         general corporate purposes, including
                                         working capital, and to repay
                                         approximately $2.5 million of
                                         indebtedness outstanding under our
                                         existing working capital credit line.
                                         See "Use of Proceeds."

Proposed Nasdaq National Market          AIRO
  symbol.............................

Rights Agreement.....................    Under the terms of a Rights Agreement
                                         to be implemented prior to this
                                         offering, each share of common stock
                                         will also evidence one common stock
                                         purchase right. The purchase right
                                         may only be exercised after specified
                                         events related to third parties
                                         acquiring our shares or the company
                                         without the approval of our Board of
                                         Directors. See "Rights Agreement."

     The number of shares of our common stock to be outstanding immediately after the offering is calculated using the number of shares outstanding on March 31, 1999. This number does not take into account options and warrants outstanding at March 31, 1999 to purchase 2,404,904 shares of our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following financial information was derived from our financial statements. These tables highlight selected information, but they do not include all the financial information that is important to you. You should read "Management's Discussion and Analysis of Financial Conditions and Results of Operations," as well as our consolidated financial statements and the notes to those statements, which are included later in this prospectus.

                                      FISCAL YEARS ENDED        NINE MONTHS ENDED
                                           MARCH 31,              DECEMBER 31,
                                  ---------------------------   -----------------
                                   1996      1997      1998      1997      1998
                                  -------   -------   -------   -------   -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
DATA:
Revenues:
  Non-affiliate.................  $ 5,456   $14,484   $20,249   $14,991   $19,825
  Affiliate product.............   38,867    46,844    19,104    17,478     6,525
  Affiliate royalty.............       --        --     5,781     3,540     6,063
                                  -------   -------   -------   -------   -------
          Total revenues........   44,323    61,328    45,134    36,009    32,413
                                  -------   -------   -------   -------   -------
Gross profit:
  Non-affiliate.................    2,499     6,096     8,535     6,363     6,378
  Affiliate product.............    7,925     9,771     4,517     4,310     1,096
  Affiliate royalty.............       --        --     5,781     3,540     6,063
                                  -------   -------   -------   -------   -------
          Total gross profit....   10,424    15,867    18,833    14,213    13,537
                                  -------   -------   -------   -------   -------
Total operating expenses........   10,898    12,808    14,323    10,211    12,379
Income (loss) from operations...     (474)    3,059     4,510     4,002     1,158
Net income (loss)...............  $(2,628)  $   889   $ 2,501   $ 2,329   $   433
Net income (loss) per common
  share:
  Basic.........................  $ (0.33)  $  0.11   $  0.31   $  0.29   $  0.05
  Diluted.......................  $ (0.33)  $  0.11   $  0.30   $  0.28   $  0.04
Weighted average shares used in
  calculating net income (loss)
  per share:
  Basic.........................    8,085     8,085     8,123     8,108     9,354
  Diluted.......................    8,085     8,085     8,319     8,252     9,873

                                        AS OF MARCH 31,       AS OF DECEMBER 31,
                                       -----------------   ------------------------
                                        1997      1998     ACTUAL    AS ADJUSTED(1)
                                       -------   -------   -------   --------------
                                                      (IN THOUSANDS)
                                                                 (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............  $ 1,609   $ 2,864   $ 5,760      $39,442
Total assets.........................   19,201    23,633    26,549       60,231
Total stockholders' equity...........    5,342    11,598    13,629       49,829

---------------

     (1) This information has been adjusted to give effect for the issuance of 4,000,000 shares by us as if the offering had taken place at December 31, 1998, at an assumed initial public offering price of $10 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also impair our business. If any of the following risks or uncertainties actually occur, our business could be adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or a part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various risks and uncertainties, including those described below and elsewhere in this prospectus.

WE FACE RISKS RELATING TO OUR RELATIONSHIP WITH TELXON

     Until March 1997, we were a wholly owned subsidiary of Telxon Corporation and until March 1998, Telxon owned 90% of our capital stock. Telxon currently owns approximately 76% of our capital stock and, after this offering, will own approximately 39% (approximately 35% if the underwriters' over-allotment option is exercised in full). Our relationship with Telxon continues to be important to our business. The risks of this relationship include the following:

     - Ownership and Control. As a result of Telxon's significant ownership, Telxon will continue to be able to exert substantial influence or effective control over our management and affairs through matters submitted to stockholder vote, such as the election or removal of directors and any merger, consolidation or sale of assets or any takeover attempts. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impede a merger, takeover or other business combination or discourage a potential acquirer from making a tender offer in which stockholders might receive a premium over the prevailing market price for their shares or otherwise attempting to obtain control, which in turn could have an adverse effect on the market price of our common stock.

     - Source of Revenues. Telxon is an important customer, and a substantial portion of our total revenues have been and continue to be derived from Telxon. For fiscal years 1996, 1997 and 1998, Telxon-related revenues were 88%, 76% and 55% of our total revenues. For the nine month period ended December 31, 1998, Telxon-related revenues were 39% of our total revenues. We are dependent upon Telxon as a significant source of revenues, and the loss of this source of revenues for any reason would have an adverse effect on our business. We do not presently have a significant backlog of orders from Telxon for our products, and Telxon has not recently provided us with a forecast of future purchases of our products.

     - Board of Directors and Management. John W. Paxton, Sr. currently serves on our Board of Directors and has been nominated to that position by Telxon. Mr. Paxton is also President, Chief Executive Officer and Chairman of the Board of Directors of Telxon. Our President and Chief Executive Officer, Roger J. Murphy, Jr., is a former employee of Telxon and began serving us as Chief Operating Officer when we were a wholly owned subsidiary of Telxon.

     - Source of Services. Telxon provides us with a variety of important general and administrative services. For example, Telxon provides us with human resource services, our employees participate in a variety of Telxon's benefit plans and we are covered by some of Telxon's insurance policies. The provision of these services is currently governed by a written agreement between Telxon and us executed in March 1998; however, after this offering our employees will no longer be eligible to participate in Telxon's benefit plans, and we will no longer be covered by Telxon's insurance. We anticipate putting replacement programs and insurance into place prior to that time.

     Because of these factors, Telxon will continue to be an extremely important part of our business and operations. We have limited control over our relationship with Telxon and should this relationship change, our business and operations could suffer a material adverse effect. Conflicts of interest may arise between us and Telxon in a number of areas relating to our past and ongoing relationship, including potential competitive business activities, indemnity arrangements, tax and intellectual property matters, potential acquisitions or financing transactions, sales or other dispositions by Telxon of shares of our common stock held by it following this offering and the exercise by Telxon of its ability to influence our management and affairs. We have not established any formal procedures to address or resolve these potential conflicts. There can be no assurance that any conflicts that may arise with Telxon will be resolved in a manner that does not have a material adverse effect on us.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     Our quarterly and annual operating revenues, expenses and operating results may fluctuate due to a number of factors including:

     - the timing and cancellation of customer orders;

     - market acceptance of our and our customers' products;

     - the level of orders received which can be shipped in a quarter;

     - the timing and provision of pricing protection and returns from our distributors;

     - cost and availability of components and subassemblies;

     - finished product availability and quality;

     - changes in product mix;

     - our ability to introduce new products and technologies on a timely basis;

     - introduction of products by our competitors;

     - the timing of our investments in research and development;

     - whether our customers buy from a distributor, an OEM or directly from us;

     - competitive pressures on selling prices; and

     - general economic conditions.

     Historically, average selling prices of networking equipment have decreased over the life of a product, and as a result, the average selling prices of our products may decrease in the future. Decreases in the prices for our products would adversely affect our operating results.

     Our business is characterized by short-term orders and shipment schedules, and customers can typically cancel or reschedule orders without significant penalty. Because we do not have a substantial, noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

     Because we are continuing to increase our operating expenses for personnel, new product development and inventory in anticipation of increasing sales levels, we must continue to generate increased sales to offset these increased expenses. In addition, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. In response to anticipated long lead times to obtain inventory and materials from our contract manufacturers and suppliers, we may order in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of sales to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and annual operating results.

THE MARKET FOR WIRELESS NETWORKING IS AT AN EARLY STAGE OF DEVELOPMENT

     The wireless networking market is at an early stage of development and is rapidly evolving. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced wireless networking products and services are subject to a high level of uncertainty. Market acceptance of particular products cannot be predicted; however, it is likely that new wireless LAN products will not be generally accepted unless they operate at higher speeds and are sold at lower prices. While the number of businesses recognizing the increased value of wireless solutions is increasing, it is not known whether this market will continue to develop such that sufficient demand for our products will emerge and become sustainable. Our prospects must be evaluated due to the risks encountered by a company in the early stages of marketing new products or services, particularly in light of the uncertainties relating to the new and evolving markets in which we operate. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so would have a material adverse effect on our business, financial condition and operating results.

THERE IS INTENSE COMPETITION IN THE WIRELESS LAN MARKET

     The market for our products is very competitive, and we expect that competition will increase in the future, both with respect to our current products and future products which we may develop. Within the wireless industry, business is intensely competitive and is characterized by rapid technological change, frequent introduction of new products and evolving industry standards. Increased competition could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. We believe that the principal competitive factors in the wireless LAN market include:

     - expertise and familiarity with 2.4 GHz spread spectrum technology, wireless data communication protocols and LAN technology;

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - customer service and support;

     - size and scope of distribution network; and

     - brand name.

     While we believe that we are competitive in these regards, there can be no assurance that we will be able to successfully compete as to these or other factors or that competitive pressures we face will not materially and adversely affect our business and operating results. We also cannot assure you that these will continue to be competitive factors in the wireless LAN market and, if not, whether we will be able to successively identify future competitive factors or be successful competing as to those factors.

     Within the wireless LAN industry, our primary competitors are Lucent Technologies, Proxim and BreezeCom. We also experience competition from a number of smaller companies that provide wireless data communication products, and we may encounter future competition from other companies, both that have and have not announced their intentions to offer competitive products and solutions. In addition, we could encounter future competition from larger computer and networking equipment companies. We also face competition from our OEM customers who have, or could acquire, their own wireless data communications research and development capabilities.

     We could also encounter future competition from companies that offer products that replace or are alternatives to radio frequency wireless solutions including, for example, products based on infra-red technology and systems that utilize existing telephone wires within a building as a wired network backbone.

     Many of our current and potential competitors have significantly greater financial, marketing, technical and other resources than us and, as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of products or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our existing and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business and operating results.

WE ARE DEPENDENT ON THE DEVELOPMENT OF NEW PRODUCTS AND FACE THE RISK OF PRODUCT DEVELOPMENT DELAYS

     We derive substantially all of our product revenues from sales of products for wireless networking solutions. This market is characterized by:

     - intense competition;

     - rapid technological change;

     - short product life cycles; and

     - emerging industry standards.

     The development of new wireless LAN products is highly complex. Our success in developing and introducing new products depends on a number of factors, including:

     - accurate new product definition;

     - timely completion and introduction of new product designs;

     - achievement of cost efficiencies in design and manufacturing; and

     - market acceptance of the new products.

     We cannot guarantee that we will be successful in these efforts or that our competitors will not be more successful, which, in either case, would have a material adverse effect on our business and results of operations.

WE HAVE A LIMITED OPERATING HISTORY BY WHICH TO EVALUATE OUR BUSINESS AND PROSPECTS

     We were incorporated in 1993. As such, we have only a short operating history for you to evaluate. Your evaluation of our business and results of operations must take into account this short operating history, which may not be indicative of future results. Moreover, as discussed above, we have historically relied heavily on Telxon. For this reason, our early operating history must be viewed as having been dependent on Telxon and, therefore, even less significant in evaluating our future prospects. Only since March 1998 has our Board of Directors and management operated our business without the full range of support that Telxon previously provided to us.

     During our limited operating history, we have experienced quarterly and annual fluctuations in our operating results. From our incorporation in 1993 until March 1998, we were dependent on Telxon to provide us with funding for operating deficits, and we no longer receive such funding from Telxon.

     Our business and prospects should also be considered in light of the risks frequently encountered by companies in their early stages of development in new and rapidly evolving markets. The wireless networking market is at an early stage of development and is rapidly evolving. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced wireless networking products and services, such as ours, are subject to a high level of uncertainty.

     Because of our short existence, our limited operating history as an independent company, fluctuations in our past results, past operating deficits and the early stage of development of our market, we cannot assure you that we will sustain profitability.

OUR RELIANCE ON LIMITED SOURCES OF COMPONENTS COULD ADVERSELY AFFECT OUR
BUSINESS

     Many of the key components necessary for the assembly of our products are only available from a single supplier or from a limited number of suppliers. We have experienced delays and shortages in the supply of components in the past and could experience delays and shortages in the future. We generally do not maintain a significant inventory of components and do not have long-term supply contracts with our suppliers. Our reliance on sole or limited source suppliers involves several risks, including:

     - suppliers could increase component prices significantly, without notice and with immediate effect;

     - suppliers could discontinue the manufacture or supply of components or delay delivery of components used in our products for reasons such as inventory shortages, new product offerings, increased cost of materials, destruction of manufacturing facilities, labor disputes and bankruptcy; and

     - in order to compensate for potential component shortages or discontinuance, we may in the future hold more inventory than is immediately required, resulting in increased inventory costs.

     If our suppliers are unable to deliver or ration components to us, we could experience interruptions and delays in manufacturing and sales which could result in cancellation of orders for our products or the need to modify our products. This may cause substantial delays in our product shipments, increased manufacturing costs and increased product prices. Further, we may not be able to develop alternative sources for these components in a timely way, if at all, and may not be able to modify our products to accommodate alternative components.

     These factors could damage our relationships with current and prospective customers lasting longer than any underlying shortage or discontinuance. Any of these risks, if realized, could materially and adversely affect our business operating results and financial condition.

WE FACE RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION

     Historically, a relatively small number of customers, especially Telxon, have accounted for a significant portion of our total revenues in any particular period. In the nine months ended December 31, 1998, Telxon accounted for 39% of our total revenues, and our four largest non-affiliate customers accounted for 60% of our non-affiliate revenues or 37% of our total revenues. We have no long-term volume purchase commitments from any of our customers. We anticipate that sales of our products to relatively few customers will continue to account for a significant portion of our total revenues, because our customers generally resell our products to end users. Due to these factors, some of the following may reduce our operating results:

     - reduction, delay or cancellation of orders from one or more of our significant customers;

     - development by one or more of our significant customers of other, competitive sources of supply;

     - selection by one or more of our significant customers of equipment manufactured by one of our competitors as a preferred solution;

     - loss of one or more of our current customers or a disruption in our sales and distribution channels; or

     - failure of one of our significant customers to make timely payment of our invoices.

     We cannot be certain that our customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

EXPANDING OUR DISTRIBUTION CHANNELS MIGHT ADVERSELY AFFECT OUR BUSINESS

     To increase revenues, we believe we must increase the number of our distribution partners. Our strategy includes an effort to reach a greater number of end users through indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This could adversely affect our operating results if these efforts do not generate the revenues necessary to offset such investments. We will be dependent upon the acceptance of our products by distributors and their active marketing and sales efforts relating to our products. The distributors to whom we sell our products are independent and are not obligated to deal with us exclusively or to purchase any specified amount of our products. Because we do not generally fulfill orders by end users of our products sold through distributors, we will be dependent upon the ability of distributors to accurately forecast demand and maintain appropriate levels of inventory.

     We expect that our distributors will also sell competing products. These distributors may not continue, or may not give a high priority to, marketing and supporting our products. This and other channel conflicts could result in diminished sales through the indirect channel and adversely affect our operating results. Additionally, because lower prices are typically charged on sales made through indirect channels, increased indirect sales could adversely affect our average selling prices and result in lower gross margins.

THERE ARE RISKS ASSOCIATED WITH EXISTING IEEE 802.11 AND POTENTIAL INDUSTRY STANDARDS

     We have developed and continue to develop our products with a view to compliance with existing industry standards and anticipated future standards. We may not introduce on a timely basis products that comply with future industry standards. In particular, we expend, and intend to continue to expend, substantial resources in developing products and product features that are designed to conform to the IEEE 802.11 wireless LAN standard, as well as to other industry standards that have not yet been formally adopted. Further, our high speed 4800 Turbo DS series of products is designed to conform with the proposed high speed addition to the IEEE 802.11 standard, but we cannot assure you that these products will conform to that standard as it might, if ever, be finally adopted.

     Our future success depends in part on broad market acceptance of these wireless LAN standards and the following related risks:

     - our products may not meet future applicable standards;

     - the standards ultimately adopted by the industry may vary from those anticipated by us, causing our products which were designed to meet anticipated standards to fail to comply with the adopted standards;

     - even if our products do comply with established standards, these standards may not gain market acceptance, and consumers may prefer to purchase products which do not comply with them, or which comply with new or competing standards, or which are based on proprietary designs; and

     - product standardization may have the effect of lowering barriers to entry in the markets in which we seek to sell our products, by diminishing product differentiation and thus causing competition to be based upon criteria such as the relative size and marketing skills of competitors.

     Two of our senior officers are members of the IEEE 802.11 Standards Committee. Companies participating in the promulgation of the IEEE 802.11 standard have represented to the IEEE that they will grant licenses to their patents on a fair and equitable basis if those patents are required to implement products that comply with the standard. Our ability to market IEEE 802.11 compliant products may depend upon our ability to obtain these licenses. We cannot assure you that, if required, we will be able to obtain them, or that they can be obtained at a reasonable cost. Our failure to obtain any required license at a commercially reasonable cost could have a material adverse effect on our competitive position and results of operations.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATIONS

     In the United States, our products are subject to various Federal Communications Commission rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio frequency spectrum. FCC rules require compliance with administrative and technical requirements as a condition to the operation or marketing of devices that emit radio frequency energy, such as our products. Our products comply with Part 15 of the current FCC regulations permitting license-free operation of radio devices in the 902-928 MHz and 2.4-2.4835 GHz radio frequency bands. The Part 15 regulations are designed to minimize the probability of interference to the other users of those frequency bands and accord Part 15 systems secondary status. In the event of interference between a primary user in those band widths and a Part 15 user, the primary user can require the Part 15 user to curtail transmissions that create interference. Our products are also subject to regulatory requirements in markets outside the United States, where we have limited experience in gaining regulatory approval. The regulatory environment in which we operate subjects us to several risks, including:

     - if users must cease use of our products because their operation causes interference to authorized users of the radio frequency spectrum, or authorized users cause interference which must be accepted by users of our products, market acceptance of our products and our results of operations could be adversely affected;

     - regulatory changes, including changes in the allocation of available radio frequency spectrum or requirements for licensed operation, may significantly impact our operations by rendering current products non-compliant or restricting the applications and markets served by our products; and

     - we may not be able to comply with all applicable regulations in each of the countries where our products are sold or proposed to be sold, and we may need to modify our products to meet local regulations.

OUR SUCCESS DEPENDS ON OBTAINING AND PROTECTING INTELLECTUAL PROPERTY

     Our success depends in part on our ability to obtain and preserve patent and other intellectual property rights covering our products and development and testing tools. The process of seeking patent protection can be time consuming and expensive. We cannot assure you that:

     - patents will issue from currently pending or future applications;

     - our existing patents or any new patents will be sufficient in scope to provide meaningful protection or any commercial advantage to us;

     - foreign intellectual property laws will protect our intellectual property rights; or

     - others will not independently develop similar products, duplicate our products or design around any patents issued to us.

     Intellectual property rights are uncertain and involve complex legal and factual questions. Though we are not aware of any third party intellectual property rights that would prevent our use and sale of our products, we may unknowingly infringe the proprietary rights of others. Any infringement could result in significant liability to us. If we do infringe the proprietary rights of others, we could be forced to either seek a license to such intellectual property rights or alter our products so that they no longer infringe those proprietary rights. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

     Any dispute regarding intellectual property, whether ours or that of another company, may result in legal proceedings. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, the prevailing party's litigation expenses and obtain a license or stop making the subject product.

     We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

     We have expanded our operations in recent years, and we anticipate that further expansion will be required to address potential growth in our customer base and market opportunities, as well as to provide corporate services currently provided by Telxon. This expansion has placed, and future expansion is expected to place, a significant strain on our management, technical, operational, administrative and financial resources. We have recently hired new employees, including a number of key managerial and operations personnel, who have not yet been fully integrated into our operations.

     Our current and planned expansion of personnel, systems, procedures and controls may be inadequate to support our future operations. We may be unable to attract, retain, motivate and manage required personnel, including finance, administrative and operations staff, or to successfully identify, manage and exploit existing and potential market opportunities because of inadequate staffing. We may also be unable to manage further growth in our multiple relationships with our OEMs, distributors and other third parties. If we are unable to manage growth effectively, our business, financial condition and results of operations could be adversely affected.

WE MAY FACE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND SALES

     Revenues from customers outside North America accounted for approximately 32% of our total revenues for the nine month period ended December 31, 1998. We anticipate that revenues from customers outside North America will continue to account for a significant portion of our total revenues for the foreseeable future. Expansion of our international operations has required, and will continue to require, significant management attention and resources. In addition, we remain heavily dependent on distributors to market, sell and support our products internationally. Our international operations are subject to additional risks, including the following:

     - difficulties of staffing and managing foreign operations;

     - longer customer payment cycles and greater difficulties in collecting accounts receivable;

     - unexpected changes in regulatory requirements, exchange rates, trading policies, tariffs and other barriers;

     - uncertainties of laws and enforcement relating to the protection of intellectual property;

     - language barriers;

     - potential adverse tax consequences; and

     - political and economic instability.

     We currently sell products to customers in Russia and Japan. These countries have recently experienced significant problems with their economies, which have adversely affected the value of their currency, availability of credit and their ability to engage in foreign trade in general. In addition, we are unable to determine the effect that recent economic downturns in

Asia, particularly Japan, or the adoption and use of the Euro, the single European currency introduced in January 1999, will have on our business. Any of these factors could have a material adverse effect on our business, operating results and financial condition.

     Similarly, we cannot accurately predict the impact that any future fluctuations in foreign currency exchange rates may have on our operating results and financial condition.

WE MAY FACE RISKS RELATED TO YEAR 2000 ISSUES

     Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in miscalculations, data corruption, system failures or disruptions of operations. These disruptions could include an inability to process transactions, send invoices or engage in similar normal business activities. The Year 2000 problem could also affect embedded systems such as building security systems, machine controllers, telephone switches and other equipment. Our Year 2000 compliance program cannot guarantee that our systems will not suffer from date related problems, and if so, we may need to upgrade or replace our computer systems, software and other equipment, which could result in significant expenditures.

     Neither our current products nor our prior products utilize internal calendars that are dependent upon the input of or reference to a specific date, and we do not anticipate designing any products that are date dependent. Nevertheless, there is no assurance that users of our products will not suffer Year 2000 problems or that they will not seek damages against us in relation to those problems. Furthermore, the purchasing patterns of our customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available for network equipment and other purchases, which could have a material adverse effect on our business, operating results and financial condition.

     We rely on numerous third parties that may not be Year 2000 compliant. This includes our contract manufacturers, our sole and limited source component suppliers and other vendors, and our distributors, resellers and OEMs. Failure of any of these third parties to be Year 2000 complaint could require us to incur significant unanticipated expenses to remedy any resulting problems or to replace the affected third party. This could reduce our revenues and could have a material adverse effect on our business, operating results and financial condition. To date, we have not developed contingency plans for such eventualities.

WE ARE DEPENDENT ON KEY PERSONNEL

     There are a limited number of skilled design, process and testing engineers and marketing professionals involved in the wireless data communication industry. The competition for these employees is intense. It is not uncommon for skilled professionals to move among the various competitors in this industry, and we have taken steps to limit our employees from unfairly competing with us or using our trade secrets. Our future growth depends in large part on retaining our current employees and attracting new technical, marketing and management personnel. The loss of key employees or failure to attract new key employees could materially affect our business.

WE HAVE RECENTLY HIRED KEY EMPLOYEES

     We have recently hired a number of our officers, including our Senior Vice President and Chief Financial Officer (January 1999), Senior Vice President, Sales and Marketing (August 1998) and Vice President, Marketing (January 1999). These individuals have not previously worked together and are in the process of integrating as a management team, together and with existing management. There can be no assurances that they will be able to effectively work together or successfully manage any growth we experience.

THERE MAY BE POTENTIAL HEALTH AND SAFETY RISKS RELATED TO OUR PRODUCTS

     There has been recent public concern regarding electromagnetic emissions and potential health and safety risks. Our wireless networking products emit electromagnetic radiation, but we do not believe that our products pose a safety concern. We cannot, however, assure you that safety and health issues concerning our products will not arise in the future. If safety or health issues do arise, they could have a material adverse effect on our business and results of operations. Even when safety concerns ultimately prove to be without merit, adverse publicity could have a material adverse effect on our ability to market products.

OUR COMMON STOCK PRICE MAY BE VOLATILE

     The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and diversion of management's attention.

THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND THE OFFERING PRICE MAY NOT PREVAIL IN THE MARKET

     There has not been a public market for our common stock. We cannot predict the extent to which investor interest in Aironet will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares is determined by negotiations between us and the representatives of our underwriters and may not be indicative of the prices that will prevail in the trading market.

INVESTORS WILL INCUR IMMEDIATE DILUTION, AND WE DO NOT ANTICIPATE THE PAYMENT OF DIVIDENDS

     The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate and substantial dilution of approximately $6.58 in the net tangible book value per share of common stock from the price you pay for a share of common stock in the offering (based upon an assumed initial public offering price of $10 per share). The exercise of outstanding options and warrants may result in further dilution. We do not currently anticipate paying cash dividends in the foreseeable future.

WE HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING

     We will have broad discretion in how we use the net proceeds from the offering. We expect to use the net proceeds from the offering for repayment of bank debt and general corporate purposes, including working capital, product development and expansion of our engineering, sales and marketing capabilities, as well as our general and administrative functions. We may use a portion of the proceeds to license or acquire complementary technologies. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.

DELAWARE LAW AND OUR CORPORATE DOCUMENTS INCLUDE ANTI-TAKEOVER PROVISIONS

     Our corporate documents and applicable provisions of the Delaware General Corporation Law could discourage, delay or prevent a third party or significant stockholder from acquiring or gaining control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

     - authorize the issuance of "blank check" preferred stock (preferred stock which our Board of Directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

     - prohibit stockholder action by written consent;

     - establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and

     - establish staggered terms for members of the Board of Directors.

     In addition, we are a party to a Rights Agreement, pursuant to which each share of our common stock includes a companion purchase right. Under circumstances controlled by our Board of Directors, the purchase rights may impose severe impediments to any person seeking to acquire us or gain control over us. Any of these anti-takeover provisions could lower the market price of the common stock and could deprive our stockholders of the opportunity to receive a premium for their shares in the event that we are sold.

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     Immediately after the offering, the public market for the common stock will include only the 6,000,000 (6,900,000 if the underwriters' over-allotment option is exercised in full) shares that we and Telxon are selling in the offering. At that time, there will be an additional 7,567,181 shares of common stock outstanding, which includes 5,276,500 shares owned by Telxon. As described below, the persons that hold those additional shares will be able to sell some of them in the public market following the offering. If these stockholders sell a large number of shares of our common stock, the market price of common stock could decline dramatically. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market price of the common stock.

     All of our officers, directors, stockholders (including Telxon), warrant holders and certain of our option holders have agreed not to sell any shares of common stock during the period ending 180 days after the date of this prospectus.

     As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

     - no restricted shares will be eligible for immediate sale on the date of this prospectus;

     - approximately 9,041,313 restricted shares will be eligible for sale beginning 180 days after the effective date of this offering upon expiration of lock-up agreements, subject in some cases to compliance with Rule 144; and

     - the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

     In addition, shares purchased pursuant to an employee stock option exercise may become available for resale pursuant to the provisions of Rule 701, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

     After the offering, we anticipate that we will register approximately 3,918,817 shares of common stock that we have issued or may issue under our stock plans. Once we register these shares, they can be sold in the public market upon issuance, subject to the "lock-up" agreements described above.

     Sales of large numbers of shares of common stock could cause the price of the common stock to decline. For more information, see "Shares Eligible for Future Sale" and "Underwriting."

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS AND OTHER RISKS

     This prospectus contains forward-looking statements relating to, among other things, future results of operations, growth plans, sales, gross margin and expense trends, capital requirements and general industry and business conditions applicable to us. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "plans," "intends" and similar expressions are generally intended to identify forward-looking statements. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, changes in our business strategy and our ability to execute our strategy in response to unanticipated changes in the wireless LAN industry or the economy in general and various other factors that may prevent us from competing successfully in existing or future markets. In light of these and other risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact be realized.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the offering will be approximately $36.2 million (approximately $41.8 million if the underwriter's over-allotment option to purchase 600,000 from us is exercised in full) assuming an initial public offering price of $10 per share, after deducting underwriting discounts and commissions and estimated offering expenses that we will pay from the proceeds. We will not receive any proceeds from the sale of shares offered by Telxon, the selling stockholder. We intend to use the proceeds of this offering in part to repay our outstanding debt under our $5.0 million working capital credit line with Huntington National Bank, of approximately $2.5 million (as of March 31, 1999); this debt currently bears interest at either the bank's rate or LIBOR plus 2% annually; and the credit line expires on July 1, 2000 (this debt was used for working capital and to repay amounts we owed Telxon for working capital advances). We have not identified any other specific expenditures which will be made with the net proceeds from this offering, but we expect to use the proceeds for general corporate purposes, which may include:

     - expansion of our engineering organization and product development programs;

     - expansion of our marketing and sales capabilities;

     - expansion of our general and administrative functions;

     - investment in complementary technology through licensing arrangements and otherwise; and

     - working capital.

     Pending the uses described above, we intend to invest our net proceeds from this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We currently intend to retain all earnings to fund our development and growth, and therefore do not anticipate paying any dividends in the foreseeable future. Further, we have agreed under our working capital credit line not to pay dividends. In April 1999, our Board of Directors declared a dividend of stock purchase rights in connection with and subject to the adoption of our Rights Agreement. In April 1997, we paid a one time dividend to Telxon of $1.1 million. This dividend was paid in connection with a reorganization of our Canadian subsidiaries and is the only cash dividend we have paid.

                                 CAPITALIZATION

     The following table provides a description of our capitalization as of December 31, 1998 and as it would have appeared if the initial public offering had been completed on that date. We have assumed that the shares of common stock sold in this offering by us are sold at a public offering price of $10 per share after deducting underwriting discounts, commissions and estimated offering expenses. You should read this table in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes to those statements, all of which are included later in this prospectus.

                                                             DECEMBER 31, 1998
                                                           ----------------------
                                                           ACTUAL     AS ADJUSTED
                                                           -------    -----------
                                                               (IN THOUSANDS)
                                                                (UNAUDITED)

Cash and cash equivalents................................  $ 5,760      $39,442
                                                           =======      =======
Line of credit...........................................  $ 2,518      $    --

STOCKHOLDERS' EQUITY:

Preferred Stock, $.01 par value: no shares authorized....       --           --
Common Stock, $.01 par value: 15,000,000 shares
  authorized actual, and 60,000,000 shares authorized pro
  forma as adjusted; 9,566,348 shares issued and
  outstanding actual, and 13,566,348 shares issued and
  outstanding pro forma as adjusted......................       96          136
Additional paid-in capital...............................   16,623       52,783
Accumulated other comprehensive loss.....................     (727)        (727)
Accumulated deficit......................................   (2,363)      (2,363)
                                                           -------      -------
          Total stockholders' equity.....................   13,629       49,829
                                                           -------      -------
          Total capitalization...........................  $16,147      $49,829
                                                           =======      =======

                                    DILUTION

     Our net tangible book value as of December 31, 1998 was $10.2 million or $1.07 per share. Net tangible book value per share is equal to our total stockholders' equity, less goodwill and other intangible assets, divided by the number of shares of our common stock outstanding as of December 31, 1998. After giving effect to our issuance and sale of 4.0 million shares of common stock in this offering at an assumed offering price of $10 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our consolidated net tangible book value as of December 31, 1998 on a pro forma basis would have been $46.4 million or $3.42 per share. This represents an immediate and substantial increase in net tangible book value to existing stockholders of $2.35 per share and an immediate and substantial dilution of $6.58 per share to new public investors purchasing shares in this offering. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share.............           $10.00
  Net tangible book value per share as of December 31,
     1998...................................................  $1.07
  Increase per share attributable to this offering..........  $2.35
                                                              -----
As adjusted net tangible book value per share after this
  offering..................................................           $ 3.42
                                                                       ------
Dilution per share to new investors.........................           $ 6.58
                                                                       ======
Dilution as a percentage of the offering price..............             65.8%
                                                                       ======

     The following table summarizes the difference between the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share. These calculations are made before deducting estimated underwriting discounts and commissions and estimated offering expenses.

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          --------------------    ---------------------    AVERAGE PRICE
                            NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                          ----------   -------    -----------   -------    -------------
Existing stockholders...   9,566,348      71%     $16,718,423      29%        $ 1.75
New investors...........   4,000,000      29%     $40,000,000      71%        $10.00
                          ----------     ---      -----------     ---
          Total.........  13,566,348     100%     $56,718,423     100%
                          ==========     ===      ===========     ===

     The foregoing excludes the underwriters' over-allotment option, outstanding employee stock options to purchase 965,500 shares of common stock at $1.86 per share, 577,500 shares at $3.50 per share and 400,000 shares at $9.00 per share, and warrants to purchase 461,904 shares at $3.50 per share. New investors will experience further dilution if any of these options or warrants are exercised.

                            SELECTED FINANCIAL DATA

     The following table highlights selected financial information but does not necessarily include all of the financial information that is important to you when considering purchasing shares of our common stock. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements, all of which appear later in this prospectus. We derived the data for the annual periods presented from our consolidated financial statements audited by PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.). Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth therein except for certain stock based compensation transactions discussed in Note 9 to the consolidated financial statements. Our historical results are not necessarily indicative of our operating results to be expected in the future.

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                      FISCAL YEAR ENDED MARCH 31,                 DECEMBER 31,
                                           --------------------------------------------------   -----------------
                                             1994       1995       1996      1997      1998      1997      1998
                                           --------   --------   --------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Non-affiliate..........................  $  2,091   $  2,637   $  5,456   $14,484   $20,249   $14,991   $19,825
  Affiliate product......................    16,203     30,539     38,867    46,844    19,104    17,478     6,525
  Affiliate royalty......................        --         --         --        --     5,781     3,540     6,063
                                           --------   --------   --------   -------   -------   -------   -------
        Total revenues...................    18,294     33,176     44,323    61,328    45,134    36,009    32,413
                                           --------   --------   --------   -------   -------   -------   -------
Cost of revenues:
  Non-affiliate..........................     1,123      1,959      2,957     8,388    11,714     8,628    13,447
  Affiliate..............................    12,058     21,634     30,942    37,073    14,587    13,168     5,429
                                           --------   --------   --------   -------   -------   -------   -------
        Total cost of revenues...........    13,181     23,593     33,899    45,461    26,301    21,796    18,876
                                           --------   --------   --------   -------   -------   -------   -------
Gross profit:
  Non-affiliate..........................       968        678      2,499     6,096     8,535     6,363     6,378
  Affiliate product......................     4,145      8,905      7,925     9,771     4,517     4,310     1,096
  Affiliate royalty......................        --         --         --        --     5,781     3,540     6,063
                                           --------   --------   --------   -------   -------   -------   -------
        Total gross profit...............     5,113      9,583     10,424    15,867    18,833    14,213    13,537
                                           --------   --------   --------   -------   -------   -------   -------
Operating expenses:
  Sales and marketing....................       375        990      1,358     3,084     4,470     3,530     4,419
  Research and development...............     4,124      4,887      5,977     5,311     5,683     3,853     4,733
  General and administrative.............     2,053      1,774      2,697     3,547     3,304     2,179     2,578
  Goodwill amortization..................       807        866        866       866       866       649       649
                                           --------   --------   --------   -------   -------   -------   -------
        Total operating expenses.........     7,359      8,517     10,898    12,808    14,323    10,211    12,379
                                           --------   --------   --------   -------   -------   -------   -------
Income (loss) from operations............    (2,246)     1,066       (474)    3,059     4,510     4,002     1,158
Interest expense (income), net...........       (20)       (26)       (42)      131        46        54         4
                                           --------   --------   --------   -------   -------   -------   -------
Income (loss) before income taxes........    (2,226)     1,092       (432)    2,928     4,464     3,948     1,154
                                           --------   --------   --------   -------   -------   -------   -------
Provision for income taxes...............       778      2,580      2,196     2,039     1,963     1,619       721
                                           --------   --------   --------   -------   -------   -------   -------
        Net income (loss)................  ($ 3,004)  ($ 1,488)  ($ 2,628)  $   889   $ 2,501   $ 2,329   $   433
                                           --------   --------   --------   -------   -------   -------   -------
Net income (loss) per common share:
  Basic..................................    ($0.37)    ($0.18)    ($0.33)  $  0.11   $  0.31   $  0.29   $  0.05
                                           ========   ========   ========   =======   =======   =======   =======
  Diluted................................    ($0.37)    ($0.18)    ($0.33)  $  0.11   $  0.30   $  0.28   $  0.04
                                           ========   ========   ========   =======   =======   =======   =======
Weighted average shares used in
  calculating net income (loss) per
  share:
  Basic..................................     8,085      8,085      8,085     8,085     8,123     8,108     9,354
  Diluted................................     8,085      8,085      8,085     8,085     8,319     8,252     9,873

                                           AS OF MARCH 31,              AS OF DECEMBER 31, 1998
                                -------------------------------------   ------------------------
                                 1995      1996      1997      1998     ACTUAL    AS ADJUSTED(1)
                                -------   -------   -------   -------   -------   --------------
                                                         (IN THOUSANDS)
                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:

Cash and cash equivalents.....  $   620   $   198   $ 1,609   $ 2,864   $ 5,760      $ 39,442
Working capital (deficit).....      802    (2,233)   (2,711)    4,321     9,615        43,297
Total assets..................   26,799    22,517    19,201    23,633    26,549        60,231
Total long-term liabilities...       --       119        71        --     2,518            --
Total stockholders' equity....    7,697     5,313     5,342    11,598    13,629        49,829

---------------

     (1) This information has been adjusted as if the 4.0 million shares to be sold by us in the offering had taken place at December 31, 1998, at an assumed initial public offering price of $10 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements, including discussions of trends in our business, strategy, liquidity and capital expenditures, the terms and conditions under which components will be acquired, our ability to obtain credit and service debt, competitive pressures in the wireless LAN industry, changing interest rates, Year 2000 readiness and regulatory matters and general economic conditions. Our actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors." The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes appearing later in this prospectus.

OVERVIEW

     Aironet designs, develops and markets high speed, standards-based wireless local area networking solutions. Our products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing. Our wireless LAN solutions are used as extensions of existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. In addition, our LAN adapters are configurable as peer-to-peer wireless networks for providing shared access to files, peripherals and the Internet in small office/home office environments.

     Telxon has historically accounted for a significant portion of our total revenues. As a result of their importance as a customer and our close affiliation with them, we report revenues attributable to Telxon separately from revenues attributable to our other customers. In recent periods, revenues attributable to Telxon have decreased both in absolute amounts and as a percentage of our total revenues due to changes in the terms under which we sell our products to Telxon and an increase in sales to other customers. As a percentage of total revenues, revenues from Telxon decreased from 76% in fiscal year 1997 to 55% in fiscal year 1998. During the nine month period ended December 31, 1998, revenues attributable to Telxon accounted for 39% of our total revenues.

     Since our fiscal quarter ended September 30, 1997, revenues attributable to Telxon have consisted of royalty payments and product sales. At that time Telxon began to pay us royalties in exchange for the right to manufacture and sell selected legacy products which prior to that time we manufactured and sold to them. This agreement was formalized in our March 1998 License, Rights and Supply Agreement. Under the agreement, Telxon paid royalties to us on a "per unit" basis, subject to an annual cap, which we recognized when Telxon shipped licensed products to its customers. At the same time, Telxon continued to purchase products not covered under the licensing agreement (including our newer IEEE 802.11 products), which we recognized as affiliate revenues when we shipped the products.

     In March 1999, our license agreement with Telxon was amended to provide for Telxon to make fixed monthly royalty payments to us regardless of the unit volume manufactured and shipped by Telxon. These fixed royalty payments will total $11.5 million for the two year period beginning in April 1999 and ending in March 2001. We are recognizing the $11.5 million royalties ratably over that period. Telxon's fixed monthly royalty payment will total $6.5 million in fiscal year 2000, and will decline to $5.0 million in fiscal year 2001. Beginning in fiscal year 2002, Telxon may elect to pay either a $4.0 million annual royalty or a per unit royalty.

     The March 1998 agreement grants Telxon the right to purchase other products (including our IEEE 802.11 products) from us at prices that are based on a fixed mark-up of our manufacturing costs. To date, the prices and gross margins from product sales to Telxon are below those that we derive from product sales to our other customers. Telxon's right to purchase products on these price terms ends four years from the date of this offering, and must be renegotiated in good faith prior to that time. The March 1998 agreement may not be terminated by either party and may not be assigned by Telxon without our prior written consent.

     Over the past several years, product sales to customers other than Telxon, which we report as non-affiliate product revenues, have increased significantly. This increase reflects the market acceptance of our newer, standards-compliant products and growth of our customer base. Despite this growth, we continue to experience quarterly fluctuations in revenues and profitability, due primarily to timing and size of individual customer orders. We also experience fluctuations in revenues and profitability during periods of new product introduction and as the result of price reductions. During a new product launch, we generally experience an acceleration of revenues from new product shipments and higher expenses reflecting greater engineering, manufacturing and marketing costs. In addition, because our industry is highly competitive, we expect further erosion of prices of existing products as we introduce new products.

     Virtually all of our sales are made indirectly through a network of distributors, resellers and OEMs. We recognize revenues from sales to resellers and OEMs at the time we ship the products. Our distributors, however, have certain rights to return products. We either reserve against revenues from our sales to distributors or defer revenue recognition, depending on the nature and scope of the distributor's return right. We also reserve against revenue for price protections, if provided to distributors.

     In fiscal year 1997, we derived 5% of our total revenues from sales to customers outside the United States, compared to 15% of our total revenues in fiscal year 1998. During the nine month period ended December 31, 1998, 32% of our total revenues were from sales to customers outside the United States. This increase was due primarily to shipments made to our Japanese distributor for sale to a large OEM customer during the fiscal quarter ended December 31, 1998. Our foreign sales are made in U.S. dollars and therefore the adoption of the Euro should not have a direct impact on our foreign exchange.

     We anticipate recording non-cash compensation expense of $0.9 million in fiscal year 1999, $0.4 million in fiscal year 2000 and $0.2 million in fiscal year 2001 as a result of a March 1999 amendment to our 1996 Stock Option Plan relating to certain vesting schedules. Also in March 1999, we vested a number of options held by non-employees and anticipate recording a non cash compensation expense of $0.9 million in fiscal year 1999.

     We recorded non-cash compensation expense of $0.3 million in fiscal year 1998, and $0.8 million in the nine months ended December 31, 1998, and we anticipate recording a non-cash compensation expense of $0.3 million in the quarter ending March 31, 1999, as a result of a February 1998 loan from us to our President and Chief Executive Officer relating to his exercise of an option to purchase 200,000 shares of our common stock.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, our operating results expressed as a percentage of our total revenues.

                                                                     NINE MONTHS
                                              FISCAL YEAR ENDED         ENDED
                                                  MARCH 31,          DECEMBER 31,
                                             --------------------    ------------
                                             1996    1997    1998    1997    1998
                                             ----    ----    ----    ----    ----
                                                                     (UNAUDITED)
Revenues:
  Non-affiliate............................   12%     24%     45%     42%     61%
  Affiliate product........................   88      76      42      48      20
  Affiliate royalty........................    -       -      13      10      19
                                             ---     ---     ---     ---     ---
       Total revenues......................  100     100     100     100     100
                                             ---     ---     ---     ---     ---
Cost of revenues...........................   76      74      58      61      58
                                             ---     ---     ---     ---     ---
Gross profit...............................   24      26      42      39      42
                                             ---     ---     ---     ---     ---
Operating expenses:
  Sales and marketing......................    3       5      10      10      14
  Research and development.................   14       9      13      11      15
  General and administrative...............    6       6       7       6       8
  Goodwill amortization....................    2       1       2       2       2
                                             ---     ---     ---     ---     ---
       Total operating expenses............   25      21      32      29      39
                                             ---     ---     ---     ---     ---
Income (loss) from operations..............   (1)      5      10      10       3
Interest expense (income), net.............    -       -       -       -       -
                                             ---     ---     ---     ---     ---
Income (loss) before income taxes..........   (1)      5      10      10       3
                                             ---     ---     ---     ---     ---
Provision for income taxes.................    5       3       4       4       2
                                             ---     ---     ---     ---     ---
Net income (loss)..........................   (6)%     2%      6%      6%      1%
                                             ===     ===     ===     ===     ===

     The following table presents, for the periods indicated, costs of revenues and gross profits specifically as a percentage of non-affiliate, affiliate product and affiliate royalty revenues.

                                                                     NINE MONTHS
                                              FISCAL YEAR ENDED         ENDED
                                                  MARCH 31,          DECEMBER 31,
                                             --------------------    ------------
                                             1996    1997    1998    1997    1998
                                             ----    ----    ----    ----    ----
                                                                     (UNAUDITED)
Cost of revenues:
  Non-affiliate............................   54%     58%     58%     58%     68%
  Affiliate product........................   80      79      76      75      83
  Affiliate royalty........................    -       -       -       -       -
Gross profit:
  Non-affiliate............................   46%     42%     42%     42%     32%
  Affiliate product........................   20      21      24      25      17
  Affiliate royalty........................    -       -     100     100     100

NINE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1997

     Revenues

     Revenues consist of non-affiliate and affiliate revenues. Affiliate revenues are derived from Telxon and consist of affiliate product revenues and affiliate royalty revenues.

     Non-affiliate. Non-affiliate revenues grew 32% from $15.0 million in the nine months ended December 31, 1997 to $19.8 million in the nine months ended December 31, 1998. Gains in non-affiliate revenues resulted primarily from an increase in unit shipments to customers of our new IEEE 802.11 compliant products. International revenues grew 102% from $5.1 million in the nine months ended December 31, 1997 to $10.3 million in the nine months ended December 31, 1998, due primarily to a sale made to our Japanese distributor in connection with a large OEM contract.

     As a percentage of total revenues, non-affiliate revenues increased from 42% in the nine months ended December 31, 1997 to 61% in the nine months ended December 31, 1998 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 63% from $17.5 million in the nine months ended December 31, 1997 to $6.5 million in the nine months ended December 31, 1998. In the fiscal quarter ended September 1997, Telxon began to pay us royalties for the right to manufacture and sell certain legacy products. As a result, in the nine month period ending December 31, 1998, a significant portion of the unit sales that would have been recognized as product revenues were instead recognized as royalty revenues. This resulted in a decrease in our total product revenues for that period.

     Affiliate Royalty. Telxon royalty payments grew 74% from $3.5 million in the nine months ended December 31, 1997 to $6.1 million in the nine months ended December 31, 1998, due primarily to the shorter period in 1997 during which royalties were paid.

     Total Revenues. Total revenues decreased 10%, from $36.0 million in the nine months ended December 31, 1997 to $32.4 million in the nine months ended December 31, 1998.

     Gross Profit

     Gross profit is derived by subtracting the cost of operations (the cost of revenues) from revenues. The cost of revenues consists primarily of expenses to purchase fabricated components and subassemblies manufactured to meet our design specifications, salaries and employee benefits for personnel to inspect, assemble, configure and test products and to manage operations, and related facility overhead.

     Non-affiliate. Non-affiliate gross profit of $6.4 million did not change from the $6.4 million reported in the nine months ended December 31, 1997. In the fiscal quarter ended March 31, 1998, we began to ship new generation IEEE
802.11 compliant products to customers. During this start-up period, we incurred increased costs primarily in supplier start-up fees and rework charges. This added cost, together with lower margin sales to three large volume customers and other expenses, offset gains in gross profit resulting from increased unit shipments. As a result, our gross margin from non-affiliates decreased from 42% in the nine months ended December 31, 1997 to 32% in the nine months ended December 31, 1998.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 75% from $4.3 million in the nine months ended December 31, 1997 to $1.1 million in the nine months ended December 31, 1998. This decrease resulted primarily from our agreement with Telxon, under which Telxon began to pay us royalties for the right to manufacture our legacy products and ceased purchasing those products from us. This change and Telxon's purchases of our new generation IEEE 802.11 compliant products with associated higher start-up costs, reduced our gross margin from Telxon sales from 25% in the nine months ended December 31, 1997 to 17% in the nine months ended December 31, 1998.

     Affiliate Royalty. Each dollar of royalty revenues results in an equivalent gross profit because there is de minimus cost of revenues associated with royalties. Royalty gross profit grew 74% from $3.5 million in the nine months ended December 31, 1997 to $6.1 million in the nine months ended December 31, 1998, due to the increase of Telxon's licensed production of products previously purchased from us. The expenses relating to technology transfer and training were expensed as incurred.

     Total Gross Profit. Our total gross profit decreased 5% from $14.2 million in the nine months ended December 31, 1997 to $13.5 million in the nine months ended December 31, 1998. Our total gross margin increased from 39% in the nine months ended December 31, 1997 to 42% in the nine months ended December 31, 1998.

     Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of sales and marketing salaries, sales commissions, bad debt allowance, product advertising and promotion, travel and facility occupancy costs. Our sales and marketing expenses increased 26% from $3.5 million in the nine months ended December 31, 1997 to $4.4 million in the nine months ended December 31, 1998. This increase resulted primarily from additions to sales and marketing management and staff, higher commissions commensurate with higher sales to resellers and expanded promotional programs. This increase was partially offset by lower expenditures for outside services and operating supplies.

     As a percentage of total revenues, sales and marketing expenses increased from 10% in the nine months ended December 31, 1997 to 13% in the nine months ended December 31, 1998. We expect that sales and marketing expenses will increase in absolute dollars as we expand our branding program and further develop our sales channels.

     Research and Development. Research and development expenses consist primarily of salaries and employee benefits to our technical employees who develop our products, as well as costs for prototype development, operating supplies, depreciation of equipment and amortization of software utilized in research and development efforts. Research and development expenses increased 21% from $3.9 million in the nine months ended December 31, 1997 to $4.7 million in the nine months ended December 31, 1998. This increase resulted primarily from additions to engineering personnel and related expenses supporting an expanded new product development program, as well as increases in prototype development, operating supplies and occupancy costs. This increase was partially offset by a decrease in the use of outside support services.

     As a percentage of total revenues, research and development expenses increased from 10% in the nine months ended December 31, 1997 to 15% in the nine months ended December 31, 1998. We expect that research and development expenses will increase in absolute dollars as we expand our offering of high speed networking solutions.

     General and Administrative. General and administrative expenses consist primarily of administrative salaries and wages, employee benefits and incentives, legal, audit and occupancy expenses. Our general and administrative expenses increased 18% from $2.2 million in the nine months ended December 31, 1997 to $2.6 million in the nine months ended December 31, 1998. This increase primarily resulted from non-cash compensation expense relating to a loan provided to an officer to exercise stock options. This increase was partially offset by cost reductions relating to the consolidation of our Canadian operations and administrative functions to our Akron, Ohio facilities and reduction in facility occupancy and support costs. This decrease was partially offset by increases in salaries and wages and outside service expenses including increased expenditures for audit and security.

     Provision for Income Taxes

     Our effective income tax rate exceeds the statutory rate primarily because
(1) amortization of goodwill incurred in the acquisition of our Canadian subsidiary Aironet Canada Limited is non-deductible, (2) a portion of our income paid to Aironet Canada Limited under an inter-company license agreement is subject to a higher Canadian tax rate, and (3) compensation expense resulting from the exercise of certain stock options paid for by a note to us in February 1998, is non-deductible. As a result, our effective tax rate increased from 41% for the nine months ended December 31, 1997 to 62% for the nine months ended December 31, 1998.

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

     Revenues

     Non-affiliate. Non-affiliate revenues grew 39% from $14.5 million in fiscal year 1997 to $20.2 million in fiscal year 1998. Gains in non-affiliate revenues resulted primarily from increases in unit shipments to existing and new customers. As a percentage of total revenues, non-affiliate revenues increased from 24% in fiscal year 1997 to 45% in fiscal year 1998 as a result of lower revenues from Telxon and higher non-affiliate sales.

     Affiliate Product. Product revenues attributable to Telxon decreased 59% from $46.8 million in fiscal year 1997 to $19.1 million in fiscal year 1998. This resulted from our licensing agreement with Telxon.

     Affiliate Royalty. Telxon royalty revenues totaled $5.8 million in fiscal year 1998, while none were earned in fiscal year 1997, a period prior to our licensing agreement.

     Total Revenues. Our total revenues decreased 26%, from $61.3 million in fiscal year 1997 to $45.1 million in fiscal year 1998.

     Gross Profit

     Non-affiliate. Non-affiliate gross profit increased 40% from $6.1 million in fiscal year 1997 to $8.5 million in fiscal year 1998 due primarily to increased unit shipments to non-affiliate customers. Our non-affiliate gross margin remained constant at 42% of non-affiliate revenues.

     Affiliate Product. Gross profit from shipments of products to Telxon decreased 54% from $9.8 million in fiscal year 1997 to $4.5 million in fiscal year 1998, as a result of our licensing agreement with Telxon. Our gross margin from Telxon sales increased from 21% in fiscal year 1997 to 24% in fiscal year 1998 due primarily to changes in product mix.

     Affiliate Royalty. Affiliate royalty gross profit totaled $5.8 million, as compared to no royalty gross profit in fiscal year 1997.

     Total Gross Profit. Our total gross profit increased 18% from $15.9 million fiscal year 1997 to $18.8 million in fiscal year 1998. Our total gross margin increased from 26% in fiscal year 1997 to 42% in fiscal year 1998.

     Operating Expenses

     Sales and Marketing. Our sales and marketing expenses increased 45% from $3.1 million in fiscal year 1997 to $4.5 million in fiscal year 1998. This increase primarily resulted from an increase in sales and marketing hiring, salaries and wages and relocation expenses as we grew our sales organization to support expanding sales to non-affiliates. This increase was partially offset by reductions in expenditures for public relations services, collateral materials, bad debt allowance and commissions.

     Research and Development. Our research and development expenses increased 7% from $5.3 million in fiscal year 1997 to $5.7 million in fiscal year 1998. This increase primarily related to increases in prototype development expenses and added equipment rental, engineering salaries and related expenses, and depreciation of equipment and amortization of software utilized in research and development efforts. This increase was partially offset by lower spending on parts and supplies utilized in our product development programs.

     General and Administrative. Our general and administrative expenses decreased 7% from $3.5 million in fiscal year 1997 to $3.3 million in fiscal year 1998. This decrease primarily resulted from a decrease in general and administrative salaries and wages and outside services as we completed the consolidation of our Canadian operations and administrative functions at our Akron, Ohio facilities. This decrease was partially offset by increases in facility related occupancy expenses in Akron.

     Provision for Income Taxes

     Our effective income tax rate was 44% for the fiscal year ended March 31, 1998, compared to 70% for the fiscal year ended March 31, 1997. This decrease in effective rate was primarily the result of an intra-company dividend from our Canadian subsidiaries in the fiscal year ended March 31, 1997, which increased our tax provision by $0.4 million due to Canadian tax withholdings. Also contributing to the decrease was the relocation of our Canadian operations to Akron, Ohio in the fiscal year ended March 31, 1998, with a resulting shift in taxable income from Canada to the United States, with its lower corporate tax rate.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

     Revenues

     Non-affiliate. Non-affiliate revenues grew 164% from $5.5 million in fiscal year 1996 to $14.5 million in fiscal year 1997. Gains in non-affiliate revenues resulted primarily from increases in unit shipments to existing and new customers. As a percentage of total revenues, non-affiliate revenues increased from 12% in fiscal year 1996 to 24% in fiscal year 1997.

     Affiliate Product. Product revenues attributable to Telxon increased 20% from $38.9 million in fiscal year 1996 to $46.8 million in fiscal year 1997, reflecting increased unit demand from Telxon.

     Total Revenues. Our total revenues increased 38%, from $44.3 million in fiscal year 1996 to $61.3 million in fiscal year 1997.

     Gross Profit

     Non-affiliate. Non-affiliate gross profit increased 144% from $2.5 million in fiscal year 1996 to $6.1 million in fiscal year 1997, due primarily to increased unit shipments. Our non-affiliate gross margin declined from 46% of non-affiliate revenues in fiscal year 1996 to 42% of non-affiliate revenues in fiscal year 1997 due primarily to expenses relating to the consolidation of our Canadian operations.

     Affiliate Product. Gross profit from shipments of products to Telxon increased 24% from $7.9 million in fiscal year 1996 to $9.8 million in fiscal year 1997, as a result of increased unit shipments. Our gross margin from Telxon sales increased from 20% in fiscal year 1996 to 21% in fiscal year 1997 due primarily to changes in product mix.

     Total Gross Profit. Our total gross profit increased 53% from $10.4 million fiscal year 1996 to $15.9 million in fiscal year 1997. Our total gross margin as a percentage of total revenues increased from 24% in fiscal year 1996 to 26% in fiscal year 1997.

     Operating Expenses

     Sales and Marketing. Our sales and marketing expenses increased 121% from $1.4 million in fiscal year 1996 to $3.1 million in fiscal year 1997. This increase primarily resulted from increases in staffing and sales and marketing salaries and wages and employee benefits, sales commissions and bad debt reserves as we continued to invest in personnel.

     Research and Development. Research and development expenses decreased 12% from $6.0 million in fiscal year 1996 to $5.3 million in fiscal year 1997. This decrease primarily resulted from decreases in amortization of goodwill related to non-compete agreements and patents from our acquisition of Aironet Canada Limited, occupancy expenses and recruiting and relocation costs. This decrease was partially offset by an increase in engineering salaries and related benefits and incentives, and depreciation.

     General and Administrative. Our general and administrative expenses increased 30% from $2.7 million in fiscal year 1996 to $3.5 million in fiscal year 1997. This increase primarily resulted from increased use of outside services and increased salaries and wages, legal and occupancy expenses. This increase was partially offset by decreases in amortization of patents and non-compete agreements and foreign exchange differentials.

     Provision for Income Taxes

     Our effective income tax rate was 70% for the fiscal year ended March 31, 1997, compared to 509% for the fiscal year ended March 31, 1996. The Company's effective tax rate for fiscal year 1996 was greater than the statutory rate primarily due to the fact the Company generated significant U.S. net operating losses, the benefit of which could not be recognized, and non-deductible goodwill amortization. The decrease in our effective income tax rate in fiscal year 1997 was in part due to our ability to more fully recognize the benefit of the fiscal 1997 U.S. net operating losses and the utilization of certain foreign tax credits related to our Canadian operations.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present our condensed quarterly operating information for each of the eight quarters ending March 31, 1999. The information for each of these quarters is unaudited. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements, all of which appear later in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information set forth therein; except for certain stock-based compensation transactions discussed in Note 9 to the consolidated financial statements. Our historical results are not necessarily indicative of our operating results to be expected in the future.

                                                                     THREE MONTHS ENDED
                          ---------------------------------------------------------------------------------------------------------
                          JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                            1997         1997            1997         1998        1998         1998            1998         1999
                          --------   -------------   ------------   ---------   --------   -------------   ------------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                         (UNAUDITED)
RESULTS OF OPERATIONS DATA:
Revenues:
  Non-affiliate.........  $ 4,629       $ 5,166        $ 5,195       $ 5,259    $ 6,162       $ 5,049        $ 8,614
  Affiliate product.....   12,717         3,583          1,179         1,625      1,434         2,470          2,621
  Affiliate royalty.....       --         1,176          2,363         2,242      1,881         2,460          1,722
                          -------       -------        -------       -------    -------       -------        -------       -------
      Total revenues....   17,346         9,925          8,737         9,126      9,477         9,979         12,957
                          -------       -------        -------       -------    -------       -------        -------       -------
Cost of revenues:
  Non-affiliate.........    2,357         3,071          3,200         3,086      3,908         3,541          5,998
  Affiliate.............    9,176         3,034            958         1,419      1,214         2,072          2,143
                          -------       -------        -------       -------    -------       -------        -------       -------
      Total cost of
        revenues........   11,533         6,105          4,158         4,505      5,122         5,613          8,141
                          -------       -------        -------       -------    -------       -------        -------       -------
Gross profit:
  Non-affiliate.........    2,272         2,095          1,995         2,173      2,254         1,508          2,616
  Affiliate product.....    3,541           549            221           206        220           398            478
  Affiliate royalty.....       --         1,176          2,363         2,242      1,881         2,460          1,722
                          -------       -------        -------       -------    -------       -------        -------       -------
      Total gross
        profit..........    5,813         3,820          4,579         4,621      4,355         4,366          4,816
                          -------       -------        -------       -------    -------       -------        -------       -------
Operating expenses:
  Sales and marketing...    1,018         1,167          1,346           939      1,482         1,274          1,663
  Research and
    development.........    1,234         1,266          1,352         1,831      1,624         1,527          1,582
  General and
    administrative......      837           781            562         1,124      1,035           842            701
  Goodwill
    amortization........      216           216            216           218        216           216            217
                          -------       -------        -------       -------    -------       -------        -------       -------
      Total operating
        expenses........    3,305         3,430          3,476         4,112      4,357         3,859          4,163
                          -------       -------        -------       -------    -------       -------        -------       -------
Income from
  operations............    2,508           390          1,103           509         (2)          507            653
                          -------       -------        -------       -------    -------       -------        -------       -------
Interest expense
  (income), net.........        6            32             16            (8)       (10)           --             14
                          -------       -------        -------       -------    -------       -------        -------       -------
Income before income
  taxes.................    2,502           358          1,087           517          8           507            639
                          -------       -------        -------       -------    -------       -------        -------       -------
Provision for income
  taxes.................    1,026           146            447           344          5           317            399
                          -------       -------        -------       -------    -------       -------        -------       -------
Net income..............  $ 1,476       $   212        $   640       $   173    $     3       $   190        $   240
                          =======       =======        =======       =======    =======       =======        =======       =======

Our revenues and operating results are subject to quarterly and other fluctuations from a variety of factors, including the size, timing and scheduling of orders and increased expenses to support expansion of our sales channels. Additional factors which can affect our quarterly results include changes in product mix; our ability to develop, introduce and market new products in a timely and cost-effective manner; new product announcements and introductions by our competitors; market acceptance of new products and enhancements; the rate at which the market adopts new technologies and IEEE
802.11 and subsequent standards; changes in our pricing or that of our competitors; variability of component and subassembly costs and availability, especially with respect to sole-sourced components. As a result, quarter to quarter comparisons are not necessarily meaningful and may not be a reliable indicator of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

     During the periods presented, we have financed our operations primarily through cash generated from operating activities, the sale of equity securities and, prior to March 1998, through funds provided by Telxon in the form of inter-company advances. Since March 1998, we ceased receiving funding from Telxon. Telxon is not obligated to provide additional funds to finance our operations.

     At December 31, 1998, we had cash and cash equivalents of $5.8 million. At that time, we had $2.5 million outstanding under a $5.0 million line of credit. Amounts outstanding under this line of credit bear interest at LIBOR plus 2% or the bank's prime rate. At December 31, 1998, the applicable rate was 7.06%. Outstanding amounts are uncollateralized, and credit availability under the line of credit is based upon a formula comprised of accounts receivable and inventory. At December 31, 1998, an additional $2.5 million was available under this line of credit, which expires in July 2000, subject to renewal provisions.

     Operating Activities. In the nine months ended December 31, 1998, operations provided $2.7 million of cash. In addition to net income of $0.4 million, contributions to the increase in cash included a reduction of accounts and other receivables, offset by cash used to fund increases in receivables from Telxon, increased inventory, and decreases of payables due Telxon. In the fiscal year ended March 31, 1998, operations provided $0.1 million of cash primarily due to increases in accounts and other receivables, decreases in accounts payable and income taxes payable offset by cash from net income of $2.5 million. In the fiscal year ended March 31, 1997, operations provided $12.4 million of cash, primarily from net income of $0.9 million, decreases in receivables due from Telxon, decreases in inventory, and increases in accounts payable and other liabilities, which amounts were offset by increases in non-affiliate accounts receivable. In the fiscal year ended March 31, 1996, operations provided $3.0 million of cash, primarily from decreases in receivables due from Telxon, offset by a net loss of $2.6 million and cash used to fund increases in inventory and increases in non-affiliate accounts receivable and other receivables. The increase in non-affiliate accounts receivable was primarily due to growth in our business. To the extent that we experience further growth in operations, additional cash will be needed to fund increases in accounts receivables and inventory.

     Investment Activities. Investment activities totaled $0.9 million in the nine months ended December 31, 1998, $1.7 million in the fiscal year ended March 31, 1998, $2.0 million in fiscal year 1997 and $1.9 million in fiscal year 1996. Cash was used in each of these periods primarily to fund purchases of engineering, product testing and laboratory equipment and software.

     Financing Activities. Financing activities provided $1.1 million in the nine month period ended December 31, 1998, primarily as a result of our borrowing $2.5 million under our line of credit. Financing activities provided $2.9 million in fiscal year 1998, primarily as a result of $1.6 million in net proceeds from the sale of common stock (including sales of stock on the exercise of employee stock options) and an increase of $2.3 million in payables from Telxon, offset in part by a $1.1 million dividend distribution to Telxon. The Telxon payables increase and the dividend distribution to Telxon was paid in connection with a reorganization of our Canadian subsidiaries, in which Telxon's Canadian subsidiary redeemed its stock which had been owned by one of our Canadian subsidiaries from a prior restructuring of Telxon's Canadian subsidiaries. Financing activities utilized cash of $9.0 million in the fiscal year ended March 31, 1997, and $1.6 million in the fiscal year ended March 31, 1996, as a result of reductions of accounts payable to Telxon.

     We believe that cash and cash equivalents balances generated from operations and the net proceeds of this offering will be sufficient to meet our operating and capital expenditure requirements for at least the next twelve months. To the extent necessary, we may also satisfy capital needs through bank borrowings and capital leases if such resources are available on satisfactory terms. We currently anticipate capital expenditures of $2 million in fiscal year 2000. We may also from time to time consider the acquisition of complementary technologies, though we have no present commitments or agreements with respect to any such acquisitions. Any such acquisitions could be of a size that would require us to raise additional funds through the issuance of additional equity or debt securities. There can be no assurance that such funds, if required, would be available on terms acceptable to us, if at all.

YEAR 2000 READINESS DISCLOSURE

     Year 2000 issues result from the fact that many computer programs were written with date-sensitive codes that utilize only the last two digits of a date (rather than all four digits) to refer to a particular year. As the year 2000 approaches, these computer programs may be unable to process accurately date-dependent information, as a program might interpret the year 2000 as 1900.

     The potential for Year 2000 issues arise primarily in three areas: (i) the products we sell, which might be date dependent and, as a result, improperly operate; (ii) our dependence on vendors and contract manufacturers for components and subassemblies that might be impacted by the Year 2000 issues, and their inability to provide us with goods on a timely basis and within specifications due to their unresolved Year 2000 issues; and (iii) our internal use of hardware or software computing resources which improperly recognize the true date and which could cause us to, among other things, improperly process customer orders or business information, and could result in failure of our internal systems.

     Readiness Assessment. In the fiscal quarter ended March 31,1999, we hired an independent Year 2000 consultant to augment our internal efforts to complete a plan for systematically assessing our Year 2000 exposure. That plan has been completed, and we are now taking actions consistent with that plan.

     Our Products. We found that our products are not date-dependent, and we will be making no Year 2000 product revisions.

     Vendors. We have begun, but have not yet completed, reviewing our vendors' and contract manufacturers' Year 2000 readiness.

     Internal Systems. Our assessment of internal systems has revealed no material Year 2000 issues; however, we continue to evaluate and test our internal systems.

     Cost of Remediation. We currently estimate that the our Year 2000 assessment efforts and correction of any internal Year 2000 issues identified during our assessment, if any, will total less than $100,000; however, in the event we discover a Year 2000 issue which was previously unanticipated, we could incur costs far in excess of this amount which would have a material adverse effect on our business and financial results.

     Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which Year 2000 problem-related failures will occur or the severity, timing, duration or financial consequences of these potential failures. As a result, we believe that a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention, financial and human resources from ordinary business activity.

     Contingency Plans. We are currently discussing contingency plans to be implemented if our efforts to identify and correct Year 2000 problems are not effective. We expect to formalize and test our contingency plans when our Year 2000 assessment is complete. Depending on the systems affected, these plans could include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software or other redundant systems;

     - increased work hours for our personnel or the hiring of additional information technology staff; and

     - the use of contract personnel to correct, on an accelerated basis, any Year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

     Our implementation of any of these contingency plans could have a material adverse effect on our business, financial condition and results of operations.

     Disclaimer. This discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party suppliers' ability to modify proprietary software and unanticipated problems not identified in the ongoing compliance review.

EFFECTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The adoption of this statement in fiscal year 1999 had no effect on the consolidated financial statements presented elsewhere in this prospectus, except that foreign currency translation adjustments during fiscal year 1996 would be an element of comprehensive income (loss).

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires companies to report financial and descriptive information about their reportable operating segments. The financial information is required to be reported on the same basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for periods beginning after December 15, 1997, with interim information required for the year following adoption. SFAS No. 131 will have no impact on our consolidated financial position, results of operations or cash flows.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which is effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue, and we do not expect it to have a material effect on our financial reporting. The effect of SOP 97-2 on our future operating results is dependent on the nature and terms of the individual software licensing agreements that we entered into in fiscal year 1999 and those that we enter into thereafter, if any.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. We believe that the prospective implementation of SOP 98-1 in fiscal year 2000 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures cannot be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We believe the implementation of SOP 98-5 in fiscal year 2000 will not have a material impact on our financial reporting.

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We will adopt SFAS No. 133 in fiscal year 2000 and do not expect the impact of adoption to be material.

MARKET RISK

     We are exposed to the impact of interest rate changes and, to a lesser extent, foreign currency fluctuations. We have not entered into interest rate or foreign currency transactions for speculative purposes or otherwise. Our foreign currency exposures were immaterial at December 31, 1998.

     Our exposure to interest rate changes results from our variable-rate line of credit and prior to March 31, 1998 from our interest-bearing advances from Telxon. At December 31, 1998, we had $2.5 million due July 1, 2000 bearing interest at either the bank's prime rate or LIBOR plus 2%. A one percentage point change in the weighted average interest would not have a material impact on our annual interest expense.

                                    BUSINESS

COMPANY OVERVIEW

     We design, develop and market high speed, standards-based wireless local area networking solutions. Our products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing. Our wireless LAN solutions are used as extensions to existing enterprise networks, enabling personal computer users to maintain a wireless network connection anywhere throughout a building or around a campus. In addition, our LAN adapters can be configured as peer-to-peer wireless networks for providing shared access to files, peripherals and the Internet in small office/home office environments.

     We offer comprehensive wireless LAN solutions to our customers through a broad product portfolio, including PC Cards, PCI and ISA network interface cards, access points, and network management and driver software. As a major contributor to, and proponent of the IEEE 802.11 industry standard for wireless LANs, we have designed our primary products to interoperate with other standards-based products. Our IEEE 802.11 based products operate in the unlicensed 2.4 GHz radio frequency band and use either our Direct Sequence or Frequency Hopping spread spectrum radio technology. As a result, we are able to offer our customers the wireless LAN solution best suited to their specific environment and applications.

     In December 1998, we introduced and began shipping our high speed wireless LAN solution, the 4800 Turbo DS series, featuring a maximum data rate of 11 Mbps. This product line provides bandwidth sufficient for data-intensive applications and high speed Internet access, as well as emerging applications such as streaming video and Voice-over-IP. The 4800 Turbo DS series utilizes 2.4 GHz Direct Sequence spread spectrum radio technology and is designed to comply with the proposed IEEE 802.11b High Rate Direct Sequence extension to the industry's IEEE 802.11 wireless LAN standard. In April 1999, our 4800 Turbo DS received Network Magazine's "Product of the Year" award in the wireless networking category.

     We also develop and market point-to-point and point-to-multipoint bridge products for fixed wireless networking between buildings. Transmitting data at rates up to 11 Mbps over line-of-site distances measured in miles, our wireless bridge products provide users with a cost effective alternative to leased wirelines for high speed network and Internet access. Our wireless bridges utilize Direct Sequence spread spectrum radio technology and operate in the unlicensed 2.4 GHz radio frequency band.

     We sell our wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs.

INDUSTRY BACKGROUND

     Enterprise-wide computing has evolved in recent years from highly centralized computing environments to widely distributed client/server networks that frequently include multiple interconnected LANs. Local area networks offer increased productivity and reduced systems costs by enabling users to share information, applications and resources such as printers, file servers and communication devices. Today, businesses and organizations are increasingly reliant upon LANs as the primary infrastructure for connecting PC users to the enterprise network. Moreover, the Internet is redefining how businesses, organizations and individuals communicate and transact business. Modern enterprises are providing Internet access through enterprise networks to LAN users for applications such as e-mail, e-commerce and information browsing. These trends, coupled with pervasive computing through all levels of the enterprise, are generating an increased dependence on local area network connectivity.

     Simultaneous with the growth of LANs and the Internet, there has been a shift in demand for personal computer platforms from desktop to portable computers. Recent advances in computer processing power, display and battery technology and packaging size, combined with lower costs, have narrowed performance disparities between desktop and notebook computers. As a result of the improvements in portable computers and other mobile devices, workers are able to carry their computer and communication resources with them as they move around their work environment.

     Today, most businesses and organizations that use local area networks operate them over wired infrastructures, such as Ethernet, where the network connection point is a fixed outlet, typically located along an office wall, floor or cubicle. In these environments, PCs utilize LAN adapters with cables tethered to the outlet to establish a physical connection to the network. Movement of the client computer, whether a desktop or portable device, is restricted to the length of the tethered cable or the location of alternative outlets if the user wants to maintain communications with the enterprise network. No matter how portable the computing device, connectivity to the enterprise network is limited by the need for a cable.

     Wireless local area networks provide flexible network connectivity, making it possible for mobile workers to stay connected to their network or the Internet as they move freely within a building or around a campus. By using radio frequency and data communication technologies, wireless LAN solutions eliminate the need for a tethered cable when connecting to the network. Although well suited for mobile computing, wireless LANs also offer the added benefit of reducing the costs of networking desktop and other computer devices in environments where network configuration changes are frequent or the premises are difficult to wire. Installing or reconfiguring a wired LAN can be labor-intensive, time-consuming and disruptive. Users of wireless networks, however, can quickly set up and subsequently reconfigure the workplace without having to rewire existing networks, avoiding significant additional costs.

     Over the past several years, many organizations have benefitted from wireless networking solutions. These solutions enable mobile computing, reduce network infrastructure costs and improve overall operational efficiency. Wireless LANs have been widely adopted in several vertical markets, such as the retail, warehousing and distribution industries. The use of portable wireless devices, such as handheld and pen-based computers, allow mobile workers in these industries to collect data, manage inventory, track assets and process transactions in real time and with increased accuracy and convenience, thereby improving productivity and customer satisfaction.

     Widespread acceptance of wireless networks beyond existing vertical markets has been limited to date. Until recently, wireless networks lacked the speed required for data- and graphics-intensive applications to operate effectively. In addition, early wireless LAN users implemented proprietary vendor solutions due to a lack of standards within the industry, precluding interoperability between products from different vendors. Moreover, early wireless LAN adapters used proprietary form factors and unique hardware and software interfaces, requiring manufacturers of portable computers to expend considerable time and engineering resources to design-in an OEM product.

     Recent developments, including the wide adoption of the Institute of Electrical and Electronic Engineers 802.11 industry standard for wireless LANs, the availability of faster data rates of at least 10 Mbps and the availability of wireless PC Card adapters, have collectively resulted in the emergence and growth of wireless LAN solutions in broader networking markets. These same factors have also contributed to the growth of wireless networks in traditional vertical markets, as well as new vertical markets such as healthcare and education. Today, the desire for pervasive network and Internet connectivity, the preference for mobile computing and the need to deploy and reconfigure networks rapidly and cost-effectively are all factors contributing to the increase in market demand for wireless LAN solutions.

     According to International Data Corporation, an information technology research firm, worldwide wireless LAN product shipments are projected to increase at a 30% compound annual growth rate from 866,000 units in 1997 to over 4,000,000 units by 2003. IDC projects wireless LAN revenues to reach $1.6 billion in 2003.

THE AIRONET SOLUTION

     We are a leading provider of high speed wireless LAN and bridge products. Our wireless LAN products provide wireless network connectivity and Internet access to personal computer users within a building or campus environment. Our wireless point-to-point and point-to-multipoint bridge products provide fixed wireless networking between buildings. We believe that our products offer the following benefits:

     High Speed. Aironet is the first to develop and ship wireless LAN and bridge products operating at Ethernet-like speeds of 11 Mbps in the unlicensed
2.4 GHz radio frequency band. We accomplished this industry milestone by combining our proprietary medium access controller, or MAC, technology with our high performance 2.4 GHz Direct Sequence spread spectrum radio and offering it in a PC Card (Type II) form factor. Both our high speed wireless LAN and bridge products provide broadband support for data-intensive applications and Internet access, as well as emerging applications such as streaming video and Voice-over-IP.

     Mobile Computing. Our products are designed around our Microcellular Architecture, a distributed wireless network designed to support the unique needs of mobile computing. Comprised of intelligent access points, repeaters, bridges and a wide variety of client adapters, our Microcellular Architecture provides a radio frequency coverage area throughout a building or campus environment, in which portable computer users can move freely while maintaining a seamless connection to the enterprise network and Internet. Special features supporting mobile computing include seamless roaming, advanced power management, mobile IP addressing and dynamic load balancing.

     Adherence to Standards. Our primary wireless LAN products are designed to comply with the IEEE 802.11 wireless LAN standard, as well as other industry standard networking hardware and software interfaces. By adhering to industry standards, we can provide our customers with products designed to interoperate with other standards-based products. We are actively involved in standards setting organizations and are participating in the effort to formulate future additions to the IEEE 802.11 standard.

     Ease of Use. We support major network operating systems, standard software and hardware interfaces and network protocols, such as TCP/IP, allowing our products to be integrated easily into existing network and Internet infrastructures. Our wireless LAN adapters are designed with industry standard hardware and software interfaces for ease of installation and use. Network managers can install our plug-and-play wireless solutions to extend, re-configure or re-deploy existing networks rapidly and economically. Our network management software suite utilizes standard web-browsers, which allow users to adjust client configurations, perform diagnostics and monitor wireless network performance. In addition, network administrators can use their existing enterprise network management tools to manage their Aironet wireless infrastructure.

     Comprehensive Solutions. We offer comprehensive solutions to our customers through a broad product portfolio, which includes PC Cards, PCI and ISA network interface cards, access points, bridges and network management and driver software. We develop and sell wireless LAN product families with either the Frequency Hopping or Direct Sequence spread spectrum radio technologies specified in the IEEE 802.11 standard. As a result, we can provide the most appropriate solutions to our customers based on their environments and applications.

     Lower Costs of Ownership. With the introduction of our high speed 4800 Turbo DS wireless LAN solution, our customers benefit from a substantial price/performance improvement compared to earlier generations of our wireless LAN products. In addition, this price/performance improvement makes our high speed wireless LAN solution a compelling alternative for a growing base of traditionally wired network applications. Our solutions also can provide total cost savings over time compared to wired alternatives in environments where network connections are frequently relocated.

STRATEGY

     Our objective is to become the dominant worldwide developer and provider of high speed wireless LAN products. We intend to achieve our objective by implementing the following strategies:

     Leverage Our Technology Leadership. We believe our Microcellular Architecture, MAC chip and 2.4 GHz spread spectrum radio technologies provide us with significant competitive advantages. As a result of these technologies, we are the first company to provide 11 Mbps of bandwidth packaged in a single-piece PC Card and operating in the unlicensed 2.4 GHz radio frequency band, enabling users to maintain a wireless Ethernet-like connection anywhere throughout a building or around a campus. We intend to devote substantial research and development resources to maintain our technology leadership in the areas of speed, throughput, range and network management software.

     Strengthen Brand Awareness. We believe there are significant opportunities to strengthen brand awareness of our products. We will continue to promote the Aironet brand as synonymous with high speed, cost-effective wireless LAN products that are standards-based, easily deployable and highly reliable. We intend to strengthen brand awareness for our products through marketing programs, trade advertising, participation in trade shows and public relations activities. We believe that through building our brand, we can achieve increased product acceptance, enhanced customer loyalty and sales growth.

     Deliver Standards Based Solutions. We believe that the IEEE 802.11 wireless LAN standard is a significant driver in the growth of the wireless LAN market. We actively participate in workgroups that define other wireless network standards to influence the direction of these standards. We believe that widespread acceptance of industry standards leads to broader market penetration through improved ease of use, reduced market risk and lower product costs. We intend to continue to invest in developing standards-based solutions across our product lines.

     Expand Channel Distribution. To better capitalize on market opportunities, we intend to strengthen relationships with existing channel partners and add new channel partners, both in domestic and international markets. We currently market our products through an indirect channel of distributors, resellers and OEMs. We believe that marketing our products through channel partners enables us to rapidly penetrate our target markets and gain market share, while limiting our sales, marketing and distribution costs. In addition, we are committed to providing a high level of channel partner support and training.

WIRELESS LANS

     Wireless LANs use radio frequency and data communication technologies to provide wireless network connectivity and Internet access to personal computer users within a building or campus environment. Our primary wireless LAN products use our high performance 2.4 GHz spread spectrum radio and MAC chip technologies to transmit and receive data over the airwaves.

Network Configurations

     Our wireless LANs provide the functionality of wired LANs and can be implemented as stand alone, peer-to-peer networks or as extensions to existing wired enterprise networks. Our wireless LAN products allow users to install or re-deploy PCs, handheld devices and peripherals anywhere in-building or on campus.

The simplest wireless LAN
configuration is a
peer-to-peer network in which
PCs, peripherals and
communication devices
communicate with each other
through wireless client
adapters. Our client adapters
include PC Cards for portable
computers such as notebooks
and handheld computers and
ISA or PCI network interface
cards for desktop and server
PCs. These flexible
peer-to-peer networks require
little administration
and accommodate a variety of temporary or full-time workgroup configurations. Our peer-to-peer wireless LANs can support many applications in the small office/home office environment, such as multiple users sharing files, printers and Internet access.

[INTERNET GRAPHIC]

     A more complex configuration is the wireless extension of an existing wired enterprise network. In such a configuration, physical connections to wired Ethernet or Token Ring networks are provided by access points, which function as links between the wired and wireless networks. These configurations provide users wireless access to the network through client adapters which communicate with access points. Any wireless client adapter within range of an access point can communicate with any other wireless client adapter or any of the resources available on the enterprise network.

     Each access point provides a wireless coverage area called a "microcell." In an enterprise networking environment, wireless installations may have multiple access points installed throughout the premises to provide continuous coverage so that the entire facility is wirelessly enabled. When multiple Aironet access points are used in the same system, mobile clients may "roam" freely throughout the wireless RF coverage area with access points transparently managing the hand-offs between microcells.

[DEVICE GRAPHIC]

IEEE 802.11 Wireless LAN Standard

     We believe that the IEEE 802.11 wireless LAN standard is a significant driver in the development of the wireless networking market. The IEEE 802.11 standard was ratified in June 1997 and was the first internationally recognized standard for wireless LANs. This standard specifies a single medium access control protocol and two types of 2.4 GHz spread spectrum radios, Direct Sequence and Frequency Hopping, operating at data rates of 1 or 2 Mbps.

     Similar to the IEEE 802.3 (Ethernet) and IEEE 802.5 (Token Ring) standards, the IEEE 802.11 wireless LAN standard provides a framework for interoperability and quality, enabling customers to mix equipment from different vendors in a single wireless network. We believe that widespread acceptance of industry standards leads to broader market penetration through improved ease of use, reduced market risk and lower product costs.

     The IEEE 802.11 wireless LAN organization is now working on higher speed extensions to the IEEE 802.11 standard. The new High Rate Direct Sequence standard, IEEE 802.11b, currently pending ratification, specifies data rates of
5.5 and 11 Mbps, in addition to the originally specified 1 and 2 Mbps, and operation in the unlicensed 2.4 GHz band using a

Direct Sequence spread spectrum radio. In December 1998, we began shipping our 4800 Turbo DS series, which is designed to comply with the proposed IEEE 802.11b standard and features an 11 Mbps data rate.

AIRONET TECHNOLOGY

     We are dedicated to developing leading technology solutions for the wireless networking market. Our technology leadership can be attributed to our Microcellular Architecture, proprietary MAC chip, high performance 2.4 GHz spread spectrum radios and networking software.

Aironet Microcellular Architecture

     Each of our product families is designed around our Microcellular Architecture, a distributed wireless network designed to support the unique requirements of mobile computing, including value added features and services that operate in conjunction with the IEEE 802.11 standard. This architecture defines how wireless client adapters and access points interact to deliver continuous network connections to mobile users and transparently integrates the wireless LAN into existing enterprise networks.

     Our Microcellular Architecture includes several important capabilities that support a complex enterprise network infrastructure, including:

     - Roaming. Our patented access point hand-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely within a building or around a campus.

     - Power Management. Our wireless PC Card client adapters are designed specifically for battery-powered portable computers and allow a wireless client to operate in a low-power mode to conserve battery life, while maintaining a continuous connection to the network.

     - Load Balancing. Our wireless client adapters include an algorithm to identify the access point with the least load and to distribute network bandwidth across multiple overlapping access points, thereby optimizing network performance.

     - Wireless Repeater. Our access points can be configured to communicate wirelessly with other access points, further extending the radio frequency coverage of the wireless network.

     - Scalability. Multiple access points can be deployed to operate simultaneously in overlapping coverage areas thereby increasing aggregate network capacity.

     - Wireless Bridging. Our building-to-building bridges can be configured to operate as access points and wireless repeaters. This makes it possible to connect remote sites into a single wireless network, enabling a user to roam between buildings in a campus environment.

     - Fault Tolerance. Our access points provide a redundant wireless backbone by automatically identifying malfunctioning network links, removing faulty links from the system and re-routing traffic to properly functioning links.

MAC Chip Technology

     Our proprietary MAC chip is a custom Reduced Instruction Set Computer, or a custom RISC protocol processor, that is optimized for high speed wireless packet communications. This MAC chip controls the IEEE 802.11 protocol, our spread spectrum radios and our host bus interfaces. It has separate hardware contexts to support the real time processing of prioritized tasks within the protocol. Our MAC chip architecture provides a faster interrupt response time than a traditional microprocessor controller and is optimized for the real time requirements of a wireless MAC protocol. The MAC chip architecture enables changes that would normally require hardware implementation to be handled in firmware. In addition, this architecture allows our MAC chip to run at lower clock rates, improving power efficiency. By controlling the solution at this level, we have the ability to implement value-added features in our wireless client adapters. In addition, the power and programmability of our MAC chip enables us to integrate a high level of functionality in the client adapter resulting in higher throughput, greater driver efficiency and improved overall performance.

Spread Spectrum Radio Technology

     We have been designing high performance 2.4 GHz spread spectrum radios since 1993. We were one of the first wireless LAN vendors to ship 2.4 GHz Direct Sequence spread spectrum products in 1994, and we began shipping Frequency Hopping spread spectrum products in the 2.4 GHz band in 1996. We continue to design both Frequency Hopping and Direct Sequence spread spectrum products. In March 1998, we received FCC approval for 11 Mbps Direct Sequence products operating in the unlicensed 2.4 GHz band. In February 1999, we were the first to receive FCC approval for 11 Mbps products using CCK modulation, the modulation technique in the proposed IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard.

     Our spread spectrum technology implements and meets or exceeds interference rejection, receiver sensitivity and noise tolerance specifications of the IEEE
802.11 standard. That ensures improved range and robust wireless operation for our products in today's increasingly RF populated environment.

     We design our products for worldwide use and have radio testing and qualification expertise that has resulted in timely radio approvals in over 60 countries around the world.

Wireless Networking Software

     Access Point Software. We have developed extensive software for our access points. This software includes network bridging, routing and management functions based on the TCP/IP protocol stack. Our access points include an HTTP server that allows a network manager to upgrade firmware and manage access points using a standard web browser.

     Network Device Drivers. We develop our NDIS, ODI and packet driver software for a majority of network protocols and operating systems. Operating system support includes Microsoft Windows 95/98/NT, and Windows CE, DOS, Novell NetWare, Macintosh O/S, Linux and other Unix variants. We have designed driver extensions that improve the performance of wireless adapters in a Windows environment, and that support our site survey, configuration and diagnostic utilities.

PRODUCTS

     We offer comprehensive wireless LAN solutions to our customers through a broad product portfolio including PC Cards, PCI and ISA network interface cards, access points and network management and driver software.

Access Points

     Our access points act as intelligent links between wired and wireless networks and manage the wireless client traffic in their coverage area. Our access points simultaneously support multiple clients and provide wireless coverage with a typical indoor range of 125 to 350 feet, depending on the environment and application. Access points allow wireless clients to appear to be the same as wired clients to everyone on the network.

     Our access points use a "store and forward" technique to enable wireless clients to maintain a continuous network connection as they roam from one access point coverage area to another, while they are in a power saving mode and if they temporarily move outside the coverage area. Our patented access point hand-off protocol enables mobile clients to remain seamlessly and reliably connected to the network as they move freely around a building or a campus. Our access points store network traffic for clients when they are unreachable, such as when a portable computer is in power saving mode or temporarily outside the coverage area. In addition, our access points can be configured to act as wireless repeaters, further extending the RF coverage area. Our access points also make it possible to connect remote wireless bridged sites into a single, seamless network, allowing clients to roam between buildings in a campus environment.

     Our access points support industry standards and are designed to be easily integrated into existing networks. In addition to supporting the IEEE 802.11 standard, our access points support standard network protocols such as TCP/IP, including DHCP, for automatic IP address acquisition and SNMP, for managing access points with existing enterprise network management tools, such as HP OpenView. For more comprehensive management, our access points include an HTTP server that allows a network manager to upgrade firmware, configure access points, or monitor the wireless LAN infrastructure using standard web browsers. To reduce downtime, our access points can provide fault tolerance through a redundant wireless backbone which automatically identifies and re-routes traffic in the event of a hardware failure.

Wireless LAN Adapters

     We offer a comprehensive portfolio of plug-and-play wireless LAN adapters which are designed to be easily integrated into most PC platforms and use standard hardware and software interfaces. Our wireless client adapters include PC Cards (Type II) for portable and notebook computers, ISA and PCI network interface cards for desktop and server PCs and external client adapters supporting Ethernet or serial connections. We offer a full suite of device drivers for industry standard computing environments such as Windows 95/98/NT, Windows CE, Novell Netware, SCO Unix and Linux.

IEEE 802.11 Wireless LAN Product Lines

     We offer three comprehensive product series designed to comply with the IEEE 802.11 standard and operate in the unlicensed 2.4 GHz radio frequency band. Our suggested retail prices for our primary products range from $495 to $725 for client adapter cards and from $1,595 to $2,095 for access points.

                          4800 TURBO DS SERIES          4500 SERIES               3500 SERIES
---------------------------------------------------------------------------------------------------
SPREAD SPECTRUM TYPE:     Direct Sequence         Direct Sequence           Frequency Hopping
---------------------------------------------------------------------------------------------------
DATA RATES:               1, 2, 5.5 and 11 Mbps   1 and 2 Mbps              1 and 2 Mbps
---------------------------------------------------------------------------------------------------
INDOOR RANGES:            125' - 350'             250' - 350'               150' - 250'
---------------------------------------------------------------------------------------------------
ACCESS POINTS:            Ethernet                Ethernet and Token Ring   Ethernet and Token Ring
---------------------------------------------------------------------------------------------------
CLIENT ADAPTER CARDS:     PC Card, PCI and ISA    PC Card, PCI and ISA      PC Card, PCI and ISA
---------------------------------------------------------------------------------------------------
INTRODUCTION DATE:        December 1998           June 1998                 October 1997
---------------------------------------------------------------------------------------------------

     4800 Turbo DS Series. In December 1998, we became the first company to introduce and ship high speed 11 Mbps wireless LAN products based on 2.4 GHz Direct Sequence spread spectrum radio technology. Our 4800 Turbo DS series fully complies with the IEEE 802.11 standard performing at data rates of 1 and 2 Mbps, and is designed to conform to the proposed IEEE 802.11b High Rate Direct Sequence extension to the IEEE 802.11 standard performing at data rates of 5.5 and 11 Mbps. The 4800 Turbo DS series includes an Ethernet access point (AP4800-E) and a family of client adapters: PC Cards (PC4800 & LM4800), PCI card (PCI4800), ISA card (ISA4800), Universal Client adapter (UC4800) and MultiClient adapter (MC4800).

     4500 Series. In June 1998, we introduced the 4500 series product that operates at 1 and 2 Mbps and complies with the Direct Sequence specification of the IEEE 802.11 standard. The 4500 series includes Ethernet and Token Ring access points (AP4500-E & AP4500-T) and a family of client adapters: PC Cards (PC4500 & LM4500), PCI card (PCI4500), ISA card (ISA4500), Universal Client adapter (UC4500) and MultiClient adapter (MC4500).

     3500 Series. In October 1997, we introduced the 3500 series that operates at 1 and 2 Mbps and complies with the Frequency Hopping specification of the IEEE 802.11 standard. The 3500 series includes Ethernet and Token Ring access points (AP3500-E & AP3500-T) and a family of client adapters: PC Cards (PC3500 & LM3500), PCI card (PCI3500), ISA card (ISA3500), Universal Client adapter (UC3500) and MultiClient adapter (MC3500).

     3000 Series. In July 1996, we introduced the 3000 series, our first Frequency Hopping spread spectrum product line, which operates at a data rate of 1 Mbps in the unlicensed 2.4 GHz radio frequency band and is based on an early draft of the IEEE 802.11 standard. The 3000 series includes our first fully integrated single-piece PCMCIA client adapter, as well as other client adapters and access points. The 3000 series is currently offered on a limited basis.

Legacy Wireless LAN Product Lines

     Prior to the introduction of our IEEE 802.11 based product lines, we developed and marketed proprietary wireless LAN products, referred to as legacy products, which operate in the 900 MHz and 2.4 GHz ISM radio frequency bands. We have granted Telxon Corporation the right to manufacture some of these legacy product lines under a royalty arrangement.

     2000 Series. In July 1994, we began shipping the 2000 series, our first product in the unlicensed 2.4 GHz band that operates at a maximum data rate of 2 Mbps. These products use our Direct Sequence spread spectrum radio technology and proprietary open air protocol. The 2000 series includes access points and various client adapters.

     1000 Series. Our first products operated in the 900 MHz ISM band at a maximum data rate of 860 Kbps. These products use our Direct Sequence spread spectrum radio technology and proprietary open air protocol. The 1000 series includes access points and various client adapters.

Wireless Bridge Products

     Our wireless point-to-point or point-to-multipoint bridges connect networks between locations, enabling separate networks to operate as a single network. Our bridges provide broadband connectivity at data rates up to 11 Mbps over line-of-site distances measured in miles -- up to 15 miles at 11 Mbps and 25 miles at 2 Mbps. Our wireless bridges utilize Direct Sequence spread spectrum radio technology, operate in the unlicensed 2.4 GHz band and are offered at our suggested retail prices of $1,895 to $2,395.

     Our bridges provide a cost effective and flexible alternative to direct cabled connections or dedicated telephone company lines. With throughput up to the equivalent of five concurrent T1 lines, our wireless bridges achieve high speed network connectivity at a fraction of the cost of a dedicated T1 line. Wireless bridges are designed to interconnect networks in different buildings and are well suited for campus settings. Our Internet Service Provider (ISP) customers use our wireless bridges to offer cost effective, high speed Internet access to homes and businesses.
[GRAPHIC]

SALES AND MARKETING

     We sell our wireless LAN and bridge products in domestic and international markets through an indirect channel of distributors, resellers and OEMs. Our U.S. distributors include Business Partner Solutions, Inc., and we have recently added Ingram Micro, Inc. and Tech Data Corporation as U.S. distributors.

     We actively promote end user demand for our products through a variety of marketing programs, including trade advertising, participation in trade shows, cooperative funding for promotional activities and public relations. We also provide reseller development and product training programs to support our channel. We have a field sales organization and an inside sales function that support the sales efforts of our resellers and assist in responding to end user inquiries.

     We also sell our products to OEM customers for integration into their wireless computing devices including handheld, pen-based and other portable computers, as well as point-of-sale and other computing platforms. Our field sales persons and support engineers sell our wireless LAN products to OEMS.

     Internationally, we sell our products through distributors and resellers. International sales comprised 15% of our total revenue in fiscal year 1998 and 33% in the nine months ended December 31, 1998.

     We have expanded our sales organization to meet the demands of our current customers and generate new demand for our products. We believe that growth of our indirect channels is necessary to remain competitive. We plan to continue our strategy of strengthening our relationships with existing channel partners and adding new channel partners, both in domestic and international markets. We intend to continue recruiting and hiring experienced sales and marketing personnel to support our growth. As of March 31, 1999, we had 22 full time employees in our sales and marketing organization.

CUSTOMERS

     In fiscal year 1998, Telxon Corporation accounted for 55% of our total revenues and in the nine months ended December 31, 1998, Telxon accounted for 39% of our total revenues. Telxon was our only customer during these periods that accounted for more than 10% of our total revenues. Our four largest non-affiliate customers represented approximately 60% of our non-affiliate revenues, or 37% of total revenues, for the nine months ended December 31, 1998. Although Telxon was our largest customer, other customers may purchase more of any particular product. We have diversified our customer base in recent fiscal periods and expect diversification to continue. Nevertheless, we expect that a significant portion of our future revenues will continue to be generated from sales and licensing royalties from Telxon. The loss of Telxon as a customer, or any substantial reduction in orders by Telxon, would materially and adversely affect our operating results.

BACKLOG

     We generally do not maintain a significant backlog. Product shipments are generally made within four weeks after receipt of orders, although some OEM customers submit orders for scheduled deliveries over a longer period. Orders may be canceled or rescheduled without penalty outside of applicable minimum periods. For these reasons, management believes backlog is not necessarily an indication of future revenues.

RESEARCH AND DEVELOPMENT

     We invest significant resources in research and development. In general, we have invested in new product development, major enhancements to our existing products and cost reduction of products and manufacturing through product engineering. A significant portion of our research and development efforts have been focused on the development of IEEE

802.11 compliant wireless LAN products, and development of our 4800 Turbo DS series of products which conform with the proposed IEEE 802.11b standard for high speed wireless networks.

     We direct research and development efforts to develop and/or enhance:

     - high performance 2.4 GHz Direct Sequence and Frequency Hopping spread spectrum radios;

     - proprietary ASICs, including our MAC processor and RF modem chips;

     - wireless packet communication protocols; and

     - network management and device driver software.

     We believe that timely deployment of new and enhanced products and technology are necessary to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring experienced research and development personnel. Our research and development expenses were $5.3 million in the fiscal year ended March 31, 1997, $5.7 million in the fiscal year ended March 31, 1998, and $4.7 million in the nine month fiscal period ended December 31, 1998. As of March 31, 1999, our research and development department consisted of 50 full-time employees.

MANUFACTURING AND SUPPLIERS

     We outsource manufacturing of our PC Card adapters and assembled printed circuit boards to contract manufacturers. In order to reduce product costs, we currently anticipate that manufacture of selected PC Card adapters and assembled printed circuit boards will be moved to a contract manufacturer with facilities located in Asia. Final assembly, configuration, test, quality assurance, packaging and shipping are performed at our assembly facility in Akron, Ohio.

     We have invested significant resources to develop quality control systems. We can remotely access production information from our factories on a real time basis, and we have developed proprietary automatic testing equipment for PC Card adapters in order to reduce the dependency on skilled labor in the quality assurance process and to increase testing capacity. Our products undergo automated testing, comprehensive quality audits and functional testing to ensure quality and reliability. Further, our contract manufacturers are ISO 9002 certified, and we are currently pursuing ISO 9002 certification.

     Many of the key components necessary for the assembly of our products are only available from a single supplier or from a limited number of suppliers. We have experienced delays and shortages in the supply of components in the past and could experience delays and shortages in the future. We generally do not maintain an inventory of components and do not have long-term supply contracts with our suppliers. If our suppliers are unable to deliver or ration components to us, we could experience interruptions and delays in manufacturing and sales which could result in cancellation of orders for our products or the need to modify our products. This may cause substantial delays in our product shipments, increased manufacturing costs and increased product prices. Further, we may not be able to develop alternative sources for these components in a timely way, if at all, and may not be able to modify our products to accommodate alternative components. These factors could damage our relationships with current and prospective customers lasting longer than any underlying shortage or discontinuance. Any of these risks, if realized, could materially and adversely affect our business, operating results and financial condition.

COMPETITION

     Within the wireless networking industry, business is intensely competitive and is characterized by rapid technological change, frequent new product development and evolving industry standards. We believe that the principal competitive factors in this market include:

     - expertise and familiarity with 2.4 GHz spread spectrum technology, wireless data communication protocols and LAN technology;

     - product performance, features, functionality and reliability;

     - price/performance characteristics;

     - timeliness of new product introductions;

     - adoption of emerging industry standards;

     - customer service and support;

     - size and scope of distribution network; and

     - brand name.

     While we believe that our products are competitive with respect to these factors, there can be no assurance that we will be able to successfully compete as to these or other factors or that competitive pressures we face will not materially and adversely affect our business and operating results. We also cannot assure you that these factors will not change and, if so, whether we will be able to successively compete.

     Currently, within the wireless networking industry our primary competitors are Lucent Technologies, Proxim and BreezeCom. We also experience competition from a number of smaller companies who provide wireless data communication products, and we may encounter future competition from other companies, both that have and have not announced their intentions to offer competitive products and solutions. In addition, we could encounter future competition from companies that offer products that replace network adapters or alternative wireless data communication solutions, or from larger computer and networking equipment companies. We also face competition from our OEM customers who have, or could acquire, their own wireless data communications research and development capabilities.

     Many of our current and potential competitors have significantly greater financial, marketing, technical and other resources than we have and, as a result, may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements, or to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our existing and prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could have a material adverse effect on our business and operating results.

GOVERNMENT REGULATION

     Our products are generally regulated by governmental agencies both in the United States and abroad. To reduce costs, we have designed our products to minimize the modifications required to meet various international regulations.

     United States. In the United States, our products are subject to FCC regulations. Our products have been certified for unlicensed operation in the 2.4-2.4835 GHz and 920-928 MHz ISM radio frequency bands. Our products comply with Part 15 of the current FCC regulations. For products which meet specific technical requirements, Part 15 permits license-free operation of radio devices in the 902-928 MHz and 2.4-2.4835 GHz radio frequency bands, which are known as the Industrial, Scientific and Medical bands, or simply ISM. The Part 15 regulations are designed to minimize the probability of interference among users of those frequency bands. Part 15 also permits use of the ISM bands by other users who have priority over users of our products. In the event of interference between a primary user in those bands and a user of our products, the primary user can require a user of our products to curtail transmissions that create interference. We have received no reports that our products have caused interference with primary users in the ISM bands; however, we cannot assure you that we will not have problems in the future and, if we do, these could cause material adverse effects on our business and results of operations.

     Foreign Regulation. In foreign countries our products are also regulated by government agencies under their local rules and regulations. We have obtained certifications or approval for unlicensed use of our products in over 60 foreign countries, including those which rely on or reference certification requirements of regulatory bodies such as the FCC and the European Telecommunications Standards Institute or ETSI. Our products (including when they are designed into an OEM product) must be certified or otherwise qualified for use in each country where they will be sold. We cannot assure you that we will be able to comply with the regulations of any particular country.

INTELLECTUAL PROPERTY

     We rely on a combination of patents, copyrights, trademarks, trade secrets and non-disclosure agreements to protect our proprietary rights. We generally execute confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

     Currently, we have 4 United States patents issued and 20 United States and 6 foreign patent applications pending. In addition, our wholly owned Canadian subsidiary has 5 patents issued, including the patent which relates to the roaming feature of our microcellular technology. There can be no assurance that any new patents will be issued, that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on our business and operating results.

     Our ability to compete successfully and achieve future revenues growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. There can be no assurance that these measures will successfully protect our intellectual property or that our intellectual or proprietary technology will not otherwise become known or be independently developed by competitors. In addition, the laws of various countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our inability to protect our intellectual property and proprietary technology could have a material adverse effect on our business, financial condition and results of operations. As the number of patents, copyrights and other intellectual property rights in the wireless network industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, wireless network companies may increasingly become subject of infringement claims. In the future, we may be notified that we are infringing patent or other intellectual property rights of others. Although there are no pending or threatened intellectual property lawsuits against us, we may become the subject of litigation or infringement claims in the future. Such claims could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition.

EMPLOYEES

     As of March 31, 1999, we had 119 full-time employees and 2 temporary employees, including 50 in research and development, 29 in sales, marketing and customer support, 28 in manufacturing and service and 12 in finance and administration. None of our employees are represented by a union. We believe that our relations with employees are good.

HEADQUARTERS

     Our headquarters are in Akron, Ohio, where we lease space in two separate buildings. Our principal administrative, sales, marketing-and engineering facilities occupy approximately 34,000 square feet under a sublease from Telxon that expires August 31, 1999. We have an option to extend the sublease to February 28, 2001, and we may terminate the sublease simultaneously with a termination by Telxon of the lease for our assembly and service facilities. Our assembly and service facilities occupy approximately 33,000 square feet under a lease from Telxon that expires August 31, 1999. We have an option to extend the lease to February 28, 2001, and Telxon has the right to terminate the lease on 12 months written notice. We believe that our current facilities will be adequate to meet our needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are not aware of any material legal proceedings to which we are a party and which would have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Our executive officers, directors and key employees are as follows:

NAME                                   AGE                    POSITION
----                                   ---                    --------
Roger J. Murphy, Jr.(1)(2)...........  38    President, Chief Executive Officer and
                                             Director
Ronald B. Willis(1)..................  41    Senior Vice President, Sales and Marketing
Donald I. Sloan(1)...................  46    Senior Vice President, Engineering
Richard G. Holmes(1).................  52    Senior Vice President and Chief Financial
                                             Officer
Harvey A. Ikeman(1)..................  50    Vice President, Manufacturing
Eric S. Erickson.....................  36    Vice President, Marketing
Philip H. Belanger...................  44    Vice President, Technical Marketing
William J. Brodnick..................  39    Vice President, Finance and Treasurer
James H. Furneaux(2).................  55    Director and Chairman of the Board
Samuel F. McKay(2)...................  59    Director
John W. Paxton, Sr.(2)...............  62    Director

---------------

(1) Executive Officer

(2) Our Directors are designated pursuant to a Stockholders Agreement dated as of March 31, 1998 among us and our stockholders, which will terminate upon the closing of this offering.

     Roger J. Murphy, Jr. joined Aironet in March 1994 as Chief Operating Officer. In February 1995, he was appointed President and Chief Operating Officer and in September 1995 was appointed President and Chief Executive Officer. From January 1990 to February 1994, Mr. Murphy served in various executive capacities at Telxon Corporation, most recently as Vice President of Corporate Development. Mr. Murphy holds a B.S. in Business Management from Babson College.

     Ronald B. Willis joined Aironet in September 1998 as Senior Vice President, Sales and Marketing. From July 1984 to August 1998, Mr. Willis worked at Digital Equipment Corporation, where he held several sales and marketing management positions, most recently as Vice President, Marketing, North America for the North American Personal Systems Group. Mr. Willis holds a B.A. in Marketing from Brigham Young University.

     Donald I. Sloan joined Aironet in April 1994 as Vice President, Engineering and in January 1995 was appointed Senior Vice President, Engineering. From September 1988 to March 1994, Mr. Sloan worked for Telxon Corporation, where he held several engineering management positions, most recently as Vice President of RF Systems. Mr. Sloan holds a M.S. in Electrical Engineering from Illinois Institute of Technology and a B.S. in Electrical Engineering from Youngstown State University.

     Richard G. Holmes joined Aironet in January 1999 as Senior Vice President and Chief Financial Officer. From November 1997 to August 1998, Mr. Holmes worked for Community Corrections Corporation as its Chief Financial Officer and Vice President. From July 1995 to September 1997, Mr. Holmes worked for Submicron Systems Corporation as its Chief Financial Officer, Treasurer and Corporate Secretary. From July 1987 to July 1994, Mr. Holmes worked for Celgene Corporation as Vice President Finance/Chief Financial

Officer, Corporate Secretary and Treasurer. Mr. Holmes has an M.B.A. from Harvard University Graduate School of Business and a B.S.I.E. from Lehigh University.

     Harvey A. Ikeman joined Aironet in January 1997 as Vice President, Manufacturing. From August 1993 to December 1996, Mr. Ikeman served as Vice President, Manufacturing of Aironet Canada Limited (then known as Telesystems SLW Inc.), a wholly owned indirect subsidiary of Aironet. From February 1988 to July 1994, Mr. Ikeman served as Director of Operations at Telesystems SLW Inc. Mr. Ikeman holds a B.S. in Electrical Engineering from McGill University.

     Eric S. Erickson joined Aironet in January 1999 as Vice President, Marketing. From February 1991 to December 1998, Mr. Erickson worked at Pinacor, Inc., a wholly owned subsidiary of MicroAge, Inc., where he held several marketing management positions, most recently as Vice President, Product Marketing for its Enterprise Technologies Group. Mr. Erickson attended Kansas State University.

     Philip H. Belanger joined Aironet in January 1996 as Vice President, Wireless Systems and in January 1999 was appointed Vice President, Technical Marketing. From March 1992 to December 1995, Mr. Belanger worked at Xircom, Inc., most recently as Vice President of Wireless Development. Mr. Belanger attended the University of California, Berkeley.

     William J. Brodnick joined Aironet in June 1996 as Vice President, Finance and Treasurer. From June 1987 to May 1996, Mr. Brodnick worked at
Pioneer-Standard Electronics, Inc. as Assistant Controller and Controller of Accounting and Finance. Mr. Brodnick holds a B.A. in Accounting from Cleveland State University and is a licensed C.P.A.

     James H. Furneaux became a member of the Board of Directors in July 1996. Since January 1995, Mr. Furneaux has been President of Furneaux & Company, LLC, a venture investment and advisory services firm. From August 1992 to January 1995, Mr. Furneaux was Chief Executive Officer of Chrysalis Symbolic Design Incorporated, an electronics design automation software company of which he was co-founder. Mr. Furneaux is Chairman of Chrysalis-ITS, Inc., and a member of the Boards of Clam Associates, Inc. and Intersense, Inc. Mr. Furneaux holds a B.A. from Northeastern University and an M.B.A. from the Amos Tuck School of Business Administration, Dartmouth College.

     Samuel F. McKay became a member of the Board of Directors in March 1998. Since April 1994, Mr. McKay has been a general partner of the Axiom Venture Partners family of venture investment funds and Chief Executive officer of Axiom Venture Associates. From 1987 until 1997, Mr. McKay managed Connecticut Seed Ventures, a venture capital fund. Mr. McKay is a member of the Boards of Directors of Anika Therapeutics, Inc., Open Solutions, Inc., CareCentric Solutions, Inc. and Sabre Communications, Inc. Mr. McKay holds a B.A. in Physics and an M.B.A. in Finance from the University of New Hampshire.

     John W. Paxton, Sr. became a member of the Board of Directors in April 1999. Since March 1999, Mr. Paxton has served as President and Chief Executive Officer of Telxon Corporation and serves on Telxon's Board of Directors as Chairman of the Board. From December 1998 until March 1999, Mr. Paxton was Chairman of Odyssey Industrial Technologies L.L.C., a joint venture with Odyssey Investment Partners, a private equity fund. From March 1997 until November 1998, Mr. Paxton was Executive Vice President of Paxar Corporation and, upon its formation in June 1998, President of Paxar's Printing Solutions Group. He was President and Chief Executive Officer of Monarch Marking Systems, Inc.

from October 1995 until Paxar combined newly acquired operations with its existing Monarch operations to form the Paxar Printing Solutions Group. From March 1994 until October 1995, Mr. Paxton was Corporate Executive Vice President and Chief Operating Officer of The Industrial Automation Systems Group of Western Atlas Inc. Mr. Paxton is a member of the Board of Directors of TransDigm, Inc. Mr. Paxton holds a B.S. and M.S. in Business Administration from LaSalle University.

BOARD COMMITTEES

     Audit Committee. Currently, the Audit Committee consists of Messrs. Furneaux and McKay. The Audit Committee meets with management and our independent accountants to determine the adequacy of our internal controls and financial reporting, recommends to the full Board the appointment of the independent accountants and reviews our long-term financial plans and makes recommendations to the full Board for approval and to authorize action. Prior to April 1999, the functions of the Audit Committee were administered by the full Board of Directors.

     Compensation Committee. Currently, the Compensation Committee consists of Messrs. Furneaux and McKay. The Compensation Committee reviews and makes decisions regarding our compensation policies, and the amounts and forms of compensation to be provided to executive officers, which generally include annual salaries and bonuses, equity awards and other incentive compensation arrangements. As part of the foregoing, the Compensation Committee administers our various employee equity compensation plans. Prior to April 1999, the functions of the Compensation Committee were administered by the full Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the Board of Directors or the compensation committee of any other company that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of our employees or current or former officers are members of our Compensation Committee.

DIRECTOR COMPENSATION

     Our non-employee Directors receive an annual director's fee of $12,000 and are awarded stock options under our 1999 Stock Option Plan For Non-Employee Directors. See "Benefit Plans -- Stock Option Plan For Non-Employee Directors." Directors who are employees receive no additional compensation for their services as directors. We reimburse Directors for all reasonable and documented expenses incurred as a Director.

EXECUTIVE COMPENSATION

     The following table shows compensation that we have paid or accrued for the fiscal years indicated for our Chief Executive Officer and for our four executive officers who received the highest combined salary and bonus compensation in excess of $100,000 during fiscal year 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                                                      COMPENSATION
                                                    ANNUAL            ------------
                                                 COMPENSATION            AWARDS
                                            ----------------------    ------------
                             FISCAL YEAR                               SECURITIES
                               ENDING                                  UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION   MARCH 31,     SALARY($)    BONUS($)      OPTIONS(#)     COMPENSATION($)(*)
---------------------------  -----------    ---------    ---------    ------------    ------------------
Roger J. Murphy, Jr.......   1999...         200,000           (4)            --             5,000
  President and                 1998         200,000       75,000             --             2,875
  Chief Executive Officer       1997         210,000       75,000        240,000             7,202
Ronald B. Willis..........      1999         160,000           (4)       100,000                --
  Senior Vice President,        1998              --           --             --                --
  Sales and Marketing(1)(3)     1997              --           --             --                --
Donald I. Sloan...........      1999         163,000           (4)        25,000             5,081
  Senior Vice President,        1998         150,000       27,500             --             4,750
  Engineering                   1997         145,000       22,500         70,000             4,787
Richard G. Holmes.........      1999         150,000           (4)       100,000                --
  Senior Vice President,        1998              --           --             --                --
  Chief Financial
Officer(2)(3)                   1997              --           --             --                --
Harvey A. Ikeman..........      1999         143,000           (4)        25,000             3,495
  Vice President                1998         135,000       25,000             --             1,688
  Manufacturing                 1997          21,000       20,250         60,000                --

---------------
(*) Consists of amounts paid by Aironet to the Named Executive Officer's account in Telxon Corporation's 401(k) Plan.

(1) Mr. Willis joined Aironet in August 1998.

(2) Mr. Holmes joined Aironet in January 1999.

(3) Salary is presented on an annualized basis and does not reflect compensation actually paid or accrued during fiscal year 1999.

(4) Annual bonus for the fiscal year ended March 31, 1999, will be determined by the President and Chief Executive Officer subject to approval by the Compensation Committee (except that the Compensation Committee of the Board of Directors will determine any bonus for the President and Chief Executive Officer) at the time of approval of our audited consolidated financial statements for that period, in accordance with our general policies.

                       OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth selected information regarding the number, terms and potential realizable value of stock options granted to the Named Executive Officers during the fiscal year ended March 31, 1999.

                               INDIVIDUAL GRANTS

                                                                                   POTENTIAL REALIZABLE
                                      % OF TOTAL                                     VALUE AT ASSUMED
                         NUMBER OF     OPTIONS                                     ANNUAL RATES OF STOCK
                        SECURITIES    GRANTED TO                                    PRICE APPRECIATION
                        UNDERLYING    EMPLOYEES     EXERCISE                        FOR OPTION TERM(2)
                          OPTIONS     IN FISCAL     PRICE($)       EXPIRATION      ---------------------
NAME                      GRANTED      YEAR(1)     PER SHARE          DATE          5%($)       10%($)
----                    -----------   ----------   ----------   -----------------  --------   ----------
Roger J. Murphy,
  Jr..................         --          --           --             --                --           --
Ronald B. Willis......    100,000       19.80         3.50       August 10, 2008    220,113      557,810
Donald I. Sloan.......     25,000        4.95         9.00      February 16, 2009   141,501      358,592
Richard G. Holmes.....    100,000       19.80         9.00      February 16, 2009   566,005    1,434,368
Harvey A. Ikeman......     25,000        4.95         9.00      February 16, 2009   141,501      358,592

---------------
(1) In fiscal year 1999, we granted an aggregate of 505,000 options to our employees.

(2) The potential realizable value is calculated based on the term of the option at the time of grant (10 years). Stock price appreciation of 5% and 10% compounded annually from the date an option is granted to its expiration date. These are hypothetical gains determined pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The actual gain, if any, on the exercise of a stock option will depend on the future performance of our common stock, the optionee's continued employment through the date on which the options are exercised and the time at which the underlying shares are sold.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1999
                  AND FISCAL YEAR 1999 YEAR-END OPTION VALUES

     The following table sets forth selected information regarding the number and value of stock options held by the Named Executive Officers at March 31, 1999, and exercised during the fiscal year ended March 31, 1999. No Named Executive Officers exercised options in fiscal year 1999.

                                            NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                         OPTIONS AT FISCAL YEAR END          FISCAL YEAR END(1)
                                        ----------------------------    ----------------------------
NAME                                    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                    -----------    -------------    -----------    -------------
Roger J. Murphy, Jr...................    100,000              --        $814,000              --
Ronald B. Willis......................         --         100,000              --        $650,000
Donald I. Sloan.......................     76,667          48,333         624,069         214,931
Richard G. Holmes.....................         --         100,000              --         100,000
Harvey A. Ikeman......................     55,000          45,000         447,700         187,800

---------------
(1) Based on the product of (i) the assumed initial public offering price of $10 per share minus the exercise price and (ii) the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

     Mr. Murphy serves as President and Chief Executive Officer pursuant to an employment agreement which terminates October 31, 2000, at a base salary of $200,000 per year. His employment agreement also provides for bonus compensation for each fiscal year during the term as determined by the Board in its discretion. Mr. Murphy or his estate is entitled under his employment agreement to the same disability and death benefits as are extended by us to our executive employees generally. If we terminate Mr. Murphy's employment for other than "cause," we are obligated to pay him a severance benefit of 12 months base salary. A resignation by Mr. Murphy following an assignment of him to serve in any capacity other than his current offices or to perform tasks inconsistent with such position will be deemed a termination by us without "cause" entitling him to the severance pay. Mr. Murphy is also entitled to the severance benefit if his employment agreement expires without renewal or extension.

     Mr. Willis serves as Senior Vice President, Sales and Marketing pursuant to an employment agreement with no definite term, at a current base salary of $160,000 per year. Mr. Willis received a grant of options to purchase 100,000 shares of our common stock in accordance with the terms of his agreement. His employment agreement also provides for bonus compensation for each fiscal year of up to $90,000 for meeting performance criteria determined by the Compensation Committee. Mr. Willis is also entitled to participate in our employee benefit plans.

     Mr. Holmes serves as Senior Vice President and Chief Financial Officer pursuant to an employment agreement with no definite term, at a current base salary of $150,000 per year. Mr. Holmes received a grant of options to purchase 100,000 shares of our common stock in accordance with the terms of his agreement. His employment agreement also provides for bonus compensation for each fiscal year of up to $50,000 for meeting performance criteria determined by the Compensation Committee, and during his first year of employment, Mr. Holmes is guaranteed a minimum bonus of $25,000, $10,000 of which was paid within his first month of employment. If we terminate Mr. Holmes' employment for other than "cause," we are obligated to pay him a severance benefit of six months base salary. Mr. Holmes is also entitled to participate in our employee benefit plans.

     Mr. Ikeman serves as Vice President, Manufacturing pursuant to an employment agreement with no definite term, at a current base salary of $142,000 per year. His employment agreement also provides for bonus compensation for each fiscal year of up to 15% of his base salary for meeting performance criteria determined by the Compensation Committee. Mr. Ikeman is also entitled to participate in our employee benefit plans.

BENEFIT PLANS

     1999 Omnibus Stock Incentive Plan. The 1999 Omnibus Stock Incentive Plan was adopted and approved by our stockholders and Directors in April 1999. The plan allows the granting of stock options, stock appreciation rights, restricted stock and performance units ("Awards"). Any person serving us or our subsidiaries as an employee or consultant, including officers and Directors who also are employees, are eligible to receive Awards. The plan is administered by the Compensation Committee of the Board of Directors. Grants are made within the discretion of the Compensation Committee. 1,765,817 shares may be issued upon the exercise of options and grant of restricted stock under the plan, and for payment of SARs and performance units. 500,000 SARs and 200,000 performance units may be awarded under the plan. Equity based options and SARs may not be priced at below the fair market value of our common stock on the day prior to the day the award is granted, and restricted stock must be priced at no less than par value. Awards, other than performance units, have a term of up to ten years. Upon certain change in control or sale of the company transactions, awardees have special vesting and exercise rights. As of March 31, 1999, non-qualified options to purchase 400,000 shares of our common stock were outstanding under the plan.

     Aironet Wireless Communications, Inc. 1996 Stock Option Plan. The 1996 Stock Option Plan was originally adopted and approved by our Directors in July 1996 and by our stockholder in September 1996. The plan was amended and restated in March 1998, and was further amended in March 1999. Any person employed by or an independent contractor of us or our affiliates, including officers and Directors, are eligible grantees. Options granted under the original plan could be exercised immediately upon vesting. Options granted after the 1998 amendment and before the 1999 amendment could be exercised only if vested and we had our initial public offering or a change of control. The 1999 amendment allows all vested options under the plan to be exercised no later than March 31, 2001. An aggregate of 2,223,000 shares may be issued upon the exercise of options granted under the plan, subject to adjustment. The options may not be priced at below the fair market value of our common stock at the time the option is granted. The options have a term of up to ten years. Upon certain change in control or sale of the company transactions, optionees have special vesting and exercise rights. As of March 31, 1999, non-qualified options to purchase 1,543,000 shares were outstanding under the plan. The plan was terminated in April 1999; however, the termination does not effect outstanding options.

     Aironet Wireless Communications, Inc. 1999 Stock Option Plan For Non-Employee Directors. The Non-Employee Director Option Plan was adopted and approved by our Directors in April 1999. Only non-employee Directors are eligible grantees. Options to purchase 25,000 shares are granted upon a grantee's initial election to the Board which vest annually in one-third increments beginning one year from the grant date, and options to purchase 5,000 shares are granted automatically at the beginning of each year thereafter while the grantee serves on the Board which vest if the grantee continues to serve on the Board three years after the grant date. Additional options may be granted within the discretion of the Board. The plan is administered by the Board's Compensation Committee, except for the provisions which deal with discretionary grants which are administered by the entire Board of Directors. 250,000 shares may be issued upon the exercise of options granted under the plan, subject to adjustment. Each option is priced at the fair market value of our common stock at the time the option is granted. The options have a term of up to ten years. Upon certain change in control or sale of the company transactions, optionees have special vesting and exercise rights.

     1999 Employee Stock Purchase Plan. The 1999 Employee Stock Purchase Plan was adopted and approved by our stockholders and Directors in April 1999, subject to completion of this offering. The plan is administered by the Board's Compensation Committee. 500,000 shares may be issued under the plan. Subject to restrictions, certain of our full-time and part-time employees and our participating subsidiaries may participate in the plan. Employees contribute to the plan through payroll deductions, which are accumulated until a fixed date, at which time our shares are purchased at 85% of the lesser of (a) the closing price of the common stock on the first trading day of the period, or (b) the closing price of the common stock on the last trading day of the period. It is our intention to have our Employee Stock Purchase Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

     401(k) Plan. Since our incorporation, our employees have been entitled to participate in Telxon Corporation's 401(k) Plan. In March 1998, we entered into a Services Agreement with Telxon pursuant to which our employees are entitled to participate in Telxon's 401(k) Plan until such time as Telxon no longer owns at least 50% of our outstanding capital stock. We anticipate adopting a 401(k) pension plan that will replicate, in all material respects, the Telxon 401(k) Plan, prior to the closing of this offering. Our full-time employees who have completed minimum service requirements may participate in the plan. Employee contributions are limited to maximum amounts and we make 50% matching contributions. Employee contributions are 100% vested and our contributions vest 60% after three years of service, 80% after four years of service, and 100% after five years of service.

                              CERTAIN TRANSACTIONS

ARRANGEMENTS WITH TELXON

     Telxon is a selling stockholder in this offering. Prior to this offering, Telxon owned approximately 76% of our outstanding shares, and after the offering will own approximately 39% (approximately 35% if the underwriters' over-allotment option is exercised in full). In March 1998, in connection with our private placement of 984,126 units consisting of one share of common stock and a warrant to purchase three tenths of a share of common stock, we entered into various agreements with Telxon, including a License, Rights and Supply Agreement (as amended) under which Telxon has a royalty bearing license to manufacture and sell certain of our legacy products. Under the agreement, as originally executed, Telxon paid per unit royalties subject to a declining annual cap. This agreement was amended in March 1999 to require Telxon to pay fixed royalties for a minimum of two years, on the same declining basis as previously applied to the royalty caps. Telxon is entitled to most favored treatment on its royalty payments. Subject to certain conditions, Telxon's license becomes fully paid after a change in control of Aironet. Telxon has the right to purchase products from us at fixed percentages of our manufacturing costs. Telxon's right to purchase our current products and its pricing agreement terminates four years from this offering, and must be re-negotiated in good faith prior to that time. The agreement may not be terminated by either party, and may not be assigned by either party without the consent of the other. We also entered into a Tax Benefit and Indemnification Agreement with Telxon in March 1998 (when Telxon's ownership of Aironet fell below 80%), allocating our tax benefits and obligations relating to the period prior to March 31, 1998 generally to Telxon and pursuant to which Telxon indemnifies us against tax related liability relating to that period. We also entered into a Services Agreement pursuant to which Telxon provides us with a variety of administrative services. Costs for services are generally passed through by Telxon, or we pay for the services at Telxon's cost. In addition, our employees may participate in Telxon's employee benefit plans, and Telxon indemnifies us against most multi-employer plan liability under the agreement. The Services Agreement became terminable on six months notice in March 1999 and our employees will no longer be eligible to participate in many of the services provided by Telxon after this offering.

     Pursuant to a sublease dated as of September 1, 1998, we sublease approximately 34,000 square feet of space from Telxon for principal administrative, sales, marketing and engineering facilities. The sublease expires August 31, 1999. We have an option to extend the sublease to February 28, 2001, and we may terminate the sublease simultaneously with a termination by Telxon of the lease of our assembly and service facilities. Our assembly and service facilities occupy approximately 33,0000 square feet under a lease from Telxon dated as of April 1, 1998, that expires August 31, 1999. We have an option to extend the lease to February 28, 2001, and Telxon has the right to terminate the lease on 12 months written notice.

     On March 7, 1996, we made a Demand Revolving Promissory Note to the order of Telxon to evidence cash advances by Telxon to us, with no greater principal than $50 million. The advances bore interest at the London Interbank Offer Rate. The obligations under this note were paid in full in July 1998 and this note was canceled effective May 5, 1999.

     We believe that the terms of these transactions with Telxon are at least as fair to us as those which could have been obtained in transactions with unaffiliated third parties.

PRIOR OFFERINGS

     From March 1998 to December 1998, we issued an aggregate of 1,206,348 units to private investors consisting of one share of common stock and warrants to purchase three tenths of one share of common stock at $3.50 each, for aggregate consideration of $4,222,218. Of this amount, we issued 857,142 units to Axiom Venture Partners II Limited Partnership for $2,999,997. As a result of this transaction, Axiom beneficially owns more than 5% of our outstanding shares. In addition, Samuel F. McKay, who is one of our Directors, is a general partner of Axiom. We also issued 120,635 units to Telantis Venture Partners V, Inc. for $422,222. All outstanding stock of Telantis V is beneficially owned by Robert F. Meyerson, who beneficially owns more than 5% of our outstanding shares. In addition, Mr. Meyerson is the father-in-law of our President and Chief Executive Officer, Roger J. Murphy, Jr. Telantis V participated in our 1998 private offering on the same terms as unaffiliated third party investors.

ADVISOR FEES

     In March 1998, we paid Furneaux & Company, LLC a fee of $125,000 in cash for business and financial advisory services. As part of the same transaction, we granted Furneaux & Company warrants to purchase 100,000 shares of our common stock at $3.50 per share. The warrants become exercisable upon this offering and may be exercised at any time until March 31, 2001. The warrants include protections against dilution in the event of stock splits, stock dividends and similar events. Prior to April 1, 1999, Furneaux & Company also served as an advisor to Telxon Corporation. James H. Furneaux, Chairman of the Board of Directors and a Director is the managing member of Furneaux & Company. We believe that the terms under which Furneaux & Company rendered services to us were at least as fair to us as those which could have been obtained in transactions with unaffiliated third parties.

LOAN TO CHIEF EXECUTIVE OFFICER

     In February 1998, we provided Mr. Murphy, our President and Chief Executive Officer, with a loan of $372,000 which was used by him to acquire 200,000 shares of our common stock through the exercise of stock options granted to him under our 1996 Stock Option Plan. The loan was evidenced by a promissory note which bears interest at prime plus 4% per annum. All principal and accrued but unpaid interest is due on October 31, 2002. The note is collateralized by the stock acquired with the loan. In May 1999, the note was amended to prohibit prepayment.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth selected ownership information with respect to the beneficial ownership of our common stock as of April 30, 1999 (except as otherwise noted), and as adjusted to reflect the sale of shares in this offering, by (i) the selling stockholder, (ii) each Director of Aironet, (iii) each of the Named Executive Officers, (iv) all Directors and executive officers of Aironet as a group and (v) each person who is known by us to own beneficially more than 5% of the common stock. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The address of each of our employees and officers is c/o Aironet Wireless Communications, Inc., 3875 Embassy Parkway, Akron, OH 44333.

     The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after April 30, 1999 through the exercise of any stock option or other right.

                                 SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                     OWNED PRIOR                             OWNED AFTER
                                   TO THE OFFERING       SHARES TO BE        THE OFFERING
                                ----------------------   SOLD IN THE    ----------------------
NAME                             NUMBER     PERCENTAGE     OFFERING      NUMBER     PERCENTAGE
----                            ---------   ----------   ------------   ---------   ----------
Telxon Corporation(1)           7,276,500     76.06%      2,000,000     5,276,500     38.89%
  3300 W. Market St.
  Akron, OH 44334
Telantis Venture Partners V,      880,826      9.17              --       880,826      6.48
  Inc.(2)
  12511 World Plaza Lane
  Ft. Myers, FL 33097
Robert F. Meyerson(3)             904,826      9.42              --       904,826      6.65
  c/o 12511 World Plaza Lane
  Ft. Myers, FL 33097
Axiom Venture Partners II       1,114,284     11.34              --     1,114,284      8.06
  Limited Partnership(4)
  Cityplace II, 17th Floor
  185 Asylum St.
  Hartford, CT 06103
Roger J. Murphy, Jr.(5)           305,000      3.16              --       305,000      2.20
Richard G. Holmes                      --        --              --            --        --
Donald I. Sloan(6)                 76,667         *              --        76,667         *
Ronald B. Willis                       --        --              --            --        --
Harvey A. Ikeman(7)                55,000         *              --        55,000         *
James H. Furneaux(8)              120,000      1.24              --       120,000         *
  c/o 100 Main Street
  Concord, MA 01742
Samuel F. McKay(9)              1,114,284     11.34              --     1,114,284      8.06
  c/o Cityplace II, 17th Floor
  185 Asylum St.
  Hartford, CT 06103
John W. Paxton, Sr.(10)                --        --              --            --        --
  c/o 3330 West Market Street
  Akron, OH 44333
All executive officers and      1,670,951     16.42              --     1,670,951     12.32
  directors as a group (8
  persons)

---------------

 (*) Less than 1%.

 (1) Telxon has granted the underwriters an option, exercisable within 30 days hereof, to purchase 300,000 shares at the price offered to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

 (2) Includes 844,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days. 252,328 of the 844,635 shares and the warrants have been pledged to Telxon as collateral for a loan, the proceeds of which were used to purchase the shares and warrants.

 (3) Includes 844,635 shares of common stock and warrants to purchase 36,191 shares of common stock which may be exercised within the next 60 days, all of which are owned by Telantis Venture Partners V, Inc. Mr. Meyerson is the 100% owner of Telantis Venture Partners V, Inc. Also includes 21,000 shares of common stock owned by Mr. Meyerson's minor grandchildren and 3,000 shares of common stock owned by Mr. Meyerson's adult grandchild, as to all of which Mr. Meyerson disclaims beneficial ownership.

 (4) Includes 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days.

 (5) Includes 200,000 shares of common stock and options to purchase 100,000 shares of common stock which may be exercised within the next 60 days. Also includes 5,000 shares of common stock owned by Mr. Murphy's spouse, as to which Mr. Murphy disclaims beneficial ownership.

 (6) Includes options to purchase 76,667 shares of common stock which may be exercised within the next 60 days.

 (7) Includes options to purchase 55,000 shares of common stock which may be exercised within the next 60 days.

 (8) Includes warrants to purchase 100,000 shares of common stock and options to purchase 20,000 shares of common stock, all of which may be exercised within the next 60 days and are owned by Furneaux & Company, LLC. Mr. Furneaux is the managing member of Furneaux & Company, LLC and disclaims beneficial ownership of such warrants and options, except to the extent of his pecuniary interest in Furneaux & Company, LLC.

 (9) Includes 857,142 shares of common stock and warrants to purchase 257,142 shares of common stock which may be exercised within the next 60 days and are owned by Axiom Venture Partners II Limited Partnership. Mr. McKay is a general partner of Axiom Venture Partners II Limited Partnership and disclaims beneficial ownership of such shares and warrants, except to the extent of his pecuniary interest in Axiom Venture Partners II Limited Partnership.

(10) Does not include the 7,276,500 shares beneficially owned by Telxon Corporation, of which Mr. Paxton is the President, Chief Executive Officer and Chairman of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     We are authorized by our Amended and Restated Certificate of Incorporation to issue 500,000 shares of preferred stock, par value $.01 per share, and 60 million shares of common stock, par value $.01 per share. Immediately following this offering, approximately 13,566,348 shares of common stock will be issued and outstanding (14,166,348 shares if the underwriters' over-allotment option is exercised in full).

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of Directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate does not provide for cumulative voting in the election of Directors. Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by the Board from funds legally available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to such holders. The holders of common stock have no preemptive rights to purchase newly issued securities.

PREFERRED STOCK

     Our certificate authorizes the Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights, preferences and limitations of such series. We believe that the ability of the Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. As of the closing of this offering, no preferred stock has been designated or issued.

OPTIONS AND WARRANTS

     As of March 31, 1999, we had granted employee stock options to purchase up to 2,429,500 shares of common stock at exercise prices ranging from $1.86 to $9.00, of which

1,141,531 were then exercisable. As of March 31, 1999, we had granted warrants to purchase up to 461,904 shares of common stock with exercise prices of $3.50 per share, all of which are currently outstanding. The warrants will expire if not exercised by March 31, 2001.

REGISTRATION RIGHTS

     The holders of approximately 11,097,085 shares of our common stock currently outstanding or issuable upon exercise of warrants of options, or their transferees, are entitled, on a limited basis, to have their shares registered under the Securities Act of 1933. These holders have the right, subject to various restrictions, to require us to effect up to two registrations following this offering. In addition, these holders possess certain rights to include shares in any registration statement filed by us, subject to certain restrictions and limitations.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE AND BYLAWS

     Board of Directors. Our certificate provides for our Board to be divided into three classes of Directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than Directors which may be elected by holders of preferred stock). As a result, approximately one-third of our Board will be elected each year. The classified Board provision will help to assure the continuity and stability of our Board and our business strategies and policies as determined by our Board. The classified Board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our Board. In addition, the classified Board provision could delay stockholders who do not like the policies of our Board from electing a majority of our Board for two years.

     No Stockholder Action by Written Consent; Special Meetings. Our certificate and bylaws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such holders. Special meetings of our stockholders for any purpose or purposes may be called only by the Chairman, the President, any Senior Vice President, or by a majority of the Board. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of stockholder proposals until the next annual meeting of stockholders.

     Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as Directors and to bring other business before an annual meeting of our stockholders. For notice of stockholder nominations to be timely, such notice must be received by our Secretary not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the first anniversary of the date of the preceding year's proxy statement in connection with the last annual meeting. The notice procedure is modified for newly created Board seats and for special meetings of the stockholders. In addition to these procedures, a stockholder's notice proposing to nominate a person for election as a Director or relating to the conduct of business other than the nomination of Directors must contain specified information. Otherwise the chairman of a meeting may determine that an individual was not nominated, or the other business was not properly brought before the meeting.

     Amendment. Our certificate provides that the affirmative vote of the holders of at least 80% of the outstanding shares, voting together as a single class, is required to amend provisions of our certificate relating to stockholder action without a meeting; the calling of special meetings; the number, election and term of the Directors; the filling of vacancies; and the removal of Directors. Our certificate further provides that the related bylaws described above (including the stockholder notice procedure) may be amended only by the Board or by the affirmative vote of the holders of at least 80% of the combined voting power outstanding.

RIGHTS AGREEMENT

     In April 1999, our Board of Directors declared a dividend of one common stock purchase right on each share of common stock outstanding at that time and thereafter, pursuant to a Rights Agreement with Harris Trust and Savings Bank, adopted and approved by the Board and our stockholders in April 1999 (the "Rights Agreement"). Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. Unless they become exercisable upon the occurrence of specified events as described below, or unless earlier redeemed by Aironet, the rights will expire ten years from the date of the agreement.

     If we are a party to a merger or other business combination transaction (not approved by our incumbent Directors) in which we are not the surviving corporation, or to which our common stock is changed or exchanged, or 50% or more of our assets or earning power are sold, each holder of a purchase right will have the right to receive shares of publicly traded common stock of the acquiring company having a market value of two times the exercise price of the purchase right.

     If we are the surviving corporation in a merger and our common stock is not changed or exchanged, or if an acquiring person engages in certain self-dealing transactions specified in the Rights Agreement, or becomes the beneficial owner of 15% or more of our outstanding common stock, each holder of a purchase right (other than the acquiring person) will have the right to receive shares of our common stock having a market value of two times the exercise price of the purchase right.

     At the time the Rights Agreement becomes effective, Telxon will own greater than 15% of our outstanding common stock. Telxon's continued ownership will not trigger the exercisability of the purchase rights. If Telxon acquires any additional shares or, in some circumstances, if Telxon is itself acquired, then the purchase rights could become exercisable.

     The Rights Agreement discourages hostile takeovers by effectively allowing our stockholders to purchase additional shares of our common stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following such an acquisition. The purchase rights may be redeemed pursuant to the Rights Agreement. The terms of the purchase rights may be amended by our Board of Directors without the consent of the holders of the purchase rights.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We are subject to the provisions of Section 203. However, Telxon and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board, since the stockholder approval requirement would be avoided if a majority of the Directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     We have included in our certificate and bylaws provisions to (i) eliminate the personal liability of our Directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law, and (ii) indemnify our Directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     Harris Trust and Savings Bank will be the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since no material amount of shares owned prior to this offering will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 13,567,181 shares of common stock, assuming no exercise of any warrants or options and no exercise of the underwriters' over-allotment option. Of these shares, all of the 6,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. The remaining 7,567,181 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933 restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act of 1933, which rules are summarized below.

     All of our officers, directors, stockholders (including Telxon), warrant holders and certain of our option holders have agreed not to sell any shares of common stock during the period ending 180 days after the date of this prospectus, without the prior written consent of Dain Rauscher Wessels. Telxon Corporation will sell two million of its 7,276,500 shares in this offering, and will grant the underwriters an option to purchase an additional 300,000 shares to cover underwriters' over-allotments. Dain Rauscher Wessels may in its sole discretion choose to release a number of these shares from such restrictions prior to the expiration of such 180 day period. In addition, under the terms of a Stockholders Agreement with us dated March 31, 1998 certain additional option holders have agreed with us not to sell any shares of common stock until 180 days after the offering.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding (which will equal approximately 135,671 shares immediately after this offering); or (ii) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of an notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, employees, directors, officers, consultants or advisors may rely on Rule 701 with respect to the resale of securities originally purchased from us prior to this offering pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

     In addition, we intend to file registration statements on Form S-8 covering
(i) 250,000 shares of common stock reserved for issuance under the 1999 Stock Option Plan For Non-Employee Directors, (ii) 1,765,817 shares of common stock reserved for issuance under the 1999 Omnibus Stock Incentive Plan, (iii) 500,000 shares of common stock reserved for issuance under the 1999 Employee Stock Purchase Plan, and (iv) 1,543,000 shares of common stock subject to outstanding options under our 1996 Stock Option Plan, as amended and restated. We expect that these registration statements will be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 181 days after the date of the prospectus, unless such shares are subject to vesting restrictions with us.

     As a result of contractual restrictions and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

     - no restricted shares will be eligible for immediate sale on the date of this prospectus;

     - approximately 9,041,313 restricted shares will be eligible for sale beginning 180 days after the effective date of this offering upon expiration of lock-up agreements, subject in some cases to compliance with Rule 144; and

     - the remainder of the restricted shares will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

     In addition, shares purchased pursuant to an employee stock option exercise may become available for resale pursuant to the provisions of Rule 701, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 9,097,085 shares of our common stock currently outstanding or issuable upon exercise of warrants or options, or their transferees, will be entitled to limited registration rights with respect to such shares under the Securities Act of 1933. Registration of such shares under the Securities Act of 1933 would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 (except for share purchases by affiliates) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement
dated           , 1999, Aironet and Telxon agreed to sell to each of the
underwriters named below, and each of the underwriters, for whom Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and Prudential Securities Incorporated are acting as representatives have severally agreed to purchase from us and Telxon, the respective number of shares of common stock set forth opposite the name of such Underwriter below:

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Dain Rauscher Wessels.......................................
Prudential Securities Incorporated..........................
                                                                 ---------
     Total..................................................     6,000,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters are committed to purchase all shares of common stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

     The underwriters propose to offer the shares of common stock, directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at a price minus a concession not in
excess of $     per share. The underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain brokers and
dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     Aironet and Telxon have granted the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of common stock to cover over-allotments, if any. If the underwriters exercise such over-allotments option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of common stock to be purchased by each of them shown in the foregoing table hears to the total number of shares of common stock offered hereby. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of common stock made hereby.

     Aironet and Telxon have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

     The underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares of the common stock for employees, directors and selected other persons associated with us who have expressed an interest in purchasing shares in the offering. The shares available for sale to the general public will be reduced by the number of these which are actually purchased.

     WA&H Investments LLC, one of our stockholders, is affiliated with Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, one of the representative underwriters. WA&H Investments LLC purchased 142,857 shares and warrants to purchase an additional 42,857 shares, which will be exercisable beginning at the offering.

     Aironet and its officers, directors and stock holders (including Telxon), warrant holders and certain of its option holders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any right to acquire shares of common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent (which consent may be given without notice to us, the stockholders or by other public announcement) of Dain Rauscher Wessels on behalf of the underwriters.

     The representatives have advised Aironet that the underwriters do not intend to confirm sales in excess of 5% of the shares of common stock offered hereby to any accounts over which they exercise discretionary authority.

     In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of the common stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the common stock above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     Prior to the offering, there has been no public market for our capital stock. Consequently, the initial-public offering price for the common stock will be determined by negotiations among Aironet and the representatives. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and other legal matters will be passed upon for us by Goodman Weiss Miller LLP, Cleveland, Ohio. Mr. Jay
R. Faeges, an attorney at Goodman Weiss Miller LLP, is also our Secretary. Certain legal matters will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements as of March 31, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.), independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should read the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office in Washington, D.C., at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and through the SEC's web site at http://www.sec.gov. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the Securities and Exchange Commission.

     After this offering we will be subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. In addition, we intend to furnish to our stockholders annual reports containing consolidated financial statements examined by an independent public accounting firm.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of March 31, 1997, 1998 and
  December 31, 1998 (unaudited).............................    F-3
Consolidated Statements of Operations for the years ended
  March 31, 1996, 1997 and 1998 and for the nine months
  ended December 31, 1997 and 1998 (unaudited)..............    F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended March 31, 1996, 1997 and 1998 and for
  the nine months ended December 31, 1998 (unaudited).......    F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 1996, 1997 and 1998 and for the nine months
  ended December 31, 1997 and 1998 (unaudited)..............    F-6
Notes to the Consolidated Financial Statements..............    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF AIRONET WIRELESS COMMUNICATIONS, INC.

     We have audited the accompanying consolidated balance sheets of Aironet Wireless Communications, Inc. and Subsidiary (the "Company") as of March 31, 1997 and 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aironet Wireless Communications, Inc. and Subsidiary as of March 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                                        COOPERS & LYBRAND L.L.P.

Akron, Ohio
June 12, 1998

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                MARCH 31,           DECEMBER 31,
                                                        -------------------------   ------------
                                                           1997          1998           1998
                                                        -----------   -----------   ------------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
     Cash and cash equivalents                          $ 1,608,529   $ 2,864,072   $ 5,759,709
     Accounts receivable trade, net of allowance for
       doubtful accounts of $256,897, $187,038 and
       $417,882 (unaudited), respectively.............    2,924,384     4,838,523     4,324,293
     Other accounts receivable........................      611,155        99,639     1,175,124
     Receivable from sales of common stock............           --     1,499,998            --
     Receivable from affiliate........................    1,444,352     1,500,210     3,296,370
     Inventories......................................    4,331,536     4,020,254     4,307,179
     Deferred tax asset...............................       51,130            --            --
     Prepaid expenses and other.......................      106,241       240,925       320,306
     Income taxes receivable..........................           --     1,292,520       833,633
                                                        -----------   -----------   -----------
          Total current assets........................   11,077,327    16,356,141    20,016,614
Property and equipment, net...........................    2,520,619     2,655,502     2,491,046
Deferred tax asset....................................      193,892       299,821       492,556
Intangible assets, net................................    5,326,301     4,252,134     3,420,597
Other long-term assets................................       82,683        69,595       127,833
                                                        -----------   -----------   -----------
          Total assets................................  $19,200,822.. $23,633,193   $26,548,646
                                                        ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.................................  $ 5,939,062   $ 4,775,022   $ 4,756,078
     Payable to affiliate.............................    1,353,131     4,940,710     2,610,542
     Distribution to affiliate (Note 9)...............    1,100,000            --            --
     Income taxes payable.............................    3,402,141            --       323,888
     Deferred tax liability...........................           --        93,190        42,036
     Accrued liabilities..............................    1,993,532     2,226,495     2,668,751
                                                        -----------   -----------   -----------
          Total current liabilities...................   13,787,866    12,035,417    10,401,295
Line of credit........................................           --            --     2,518,301
Other long-term liabilities...........................       70,745            --            --
                                                        -----------   -----------   -----------
          Total liabilities...........................   13,858,611    12,035,417    12,919,596
Commitments and contingencies (Note 8)................           --            --            --
Stockholders' equity:
     Common stock, $.01 par value per share;
       15,000,000 shares authorized; 8,085,000,
       9,339,126, and 9,566,348 (unaudited) shares
       issued and outstanding, respectively...........       80,850        93,391        95,663
     Additional paid-in capital.......................   11,284,282    15,026,661    16,622,760
     Equity adjustment for foreign currency
       translation....................................     (726,561)     (726,561)     (726,561)
     Accumulated deficit..............................   (5,296,360)   (2,795,715)   (2,362,812)
                                                        -----------   -----------   -----------
          Total stockholders' equity..................    5,342,211    11,597,776    13,629,050
                                                        -----------   -----------   -----------
          Total liabilities and stockholders'
            equity....................................  $19,200,822   $23,633,193   $26,548,646
                                                        ===========   ===========   ===========

     See accompanying notes to consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                       FOR THE YEARS ENDED MARCH 31,              DECEMBER 31,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1997          1998
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenues:
  Non-affiliate................   $ 5,455,737   $14,483,661   $20,249,057   $14,990,424   $19,825,203
  Affiliate product............    38,867,224    46,844,236    19,104,094    17,478,715     6,525,292
  Affiliate royalty............            --            --     5,781,244     3,539,740     6,063,164
                                  -----------   -----------   -----------   -----------   -----------
          Total revenues.......    44,322,961    61,327,897    45,134,395    36,008,879    32,413,659
                                  -----------   -----------   -----------   -----------   -----------
Cost of revenues:
  Non-affiliate................     2,956,528     8,388,104    11,714,129     8,627,772    13,447,544
  Affiliate....................    30,942,140    37,073,058    14,586,967    13,168,337     5,429,311
                                  -----------   -----------   -----------   -----------   -----------
          Total cost of
            revenues...........    33,898,668    45,461,162    26,301,096    21,796,109    18,876,855
                                  -----------   -----------   -----------   -----------   -----------
Gross profit:
  Non-affiliate................     2,499,209     6,095,557     8,534,928     6,362,652     6,377,659
  Affiliate product............     7,925,084     9,771,178     4,517,127     4,310,378     1,095,981
  Affiliate royalty............            --            --     5,781,244     3,539,740     6,063,164
                                  -----------   -----------   -----------   -----------   -----------
          Total gross profit...    10,424,293    15,866,735    18,833,299    14,212,770    13,536,804
                                  -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Sales and marketing..........     1,358,787     3,083,188     4,469,832     3,530,471     4,418,475
  Research and development.....     5,977,137     5,311,421     5,683,086     3,852,523     4,732,539
  General and administrative...     2,696,447     3,547,827     3,304,738     2,179,424     2,578,407
  Goodwill amortization........       865,680       865,680       865,680       649,260       649,260
                                  -----------   -----------   -----------   -----------   -----------
          Total operating
            expenses...........    10,898,051    12,808,116    14,323,336    10,211,678    12,378,681
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) from
  operations...................      (473,758)    3,058,619     4,509,963     4,001,092     1,158,123
Interest expense (income),
  net..........................       (41,942)      130,435        45,815        53,852         4,162
                                  -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes........................      (431,816)    2,928,184     4,464,148     3,947,240     1,153,961
Provision for income taxes.....     2,196,029     2,039,567     1,963,503     1,618,561       721,058
                                  -----------   -----------   -----------   -----------   -----------
Net income (loss)..............   $(2,627,845)  $   888,617   $ 2,500,645   $ 2,328,679   $   432,903
                                  ===========   ===========   ===========   ===========   ===========
Net income (loss) per common share:
  Basic........................   $     (0.33)  $      0.11   $      0.31   $      0.29   $      0.05
                                  ===========   ===========   ===========   ===========   ===========
  Diluted......................   $     (0.33)  $      0.11   $      0.30   $      0.28   $      0.04
                                  ===========   ===========   ===========   ===========   ===========
Weighted average shares used in
  calculating net income (loss)
  per share:
  Basic........................     8,085,000     8,085,000     8,122,882     8,108,310     9,354,126
  Diluted......................     8,085,000     8,085,000     8,319,063     8,251,678     9,873,088

     See accompanying notes to consolidated financial statements.

                     AIRONET WIRELESS COMMUNICATIONS, INC.
                                 AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    EQUITY
                                                                  ADJUSTMENT
                                 COMMON STOCK       ADDITIONAL    FOR FOREIGN                     TOTAL
                             --------------------     PAID-IN      CURRENCY     ACCUMULATED   STOCKHOLDERS'
                               SHARES     AMOUNTS     CAPITAL     TRANSLATION     DEFICIT        EQUITY
                             ----------   -------   -----------   -----------   -----------   -------------
Balance at March 31, 1995
  (retroactively restated
  for 1996 stock split
  and reverse stock split
  -- Note 9).............     8,085,000   $80,850   $12,144,067    $(971,098)   $(3,557,132)   $ 7,696,687
Net loss.................            --        --            --           --     (2,627,845)    (2,627,845)
Adjustment for foreign
  currency translation...            --        --            --      244,537             --        244,537
                             ----------   -------   -----------    ---------    -----------    -----------
Balance at March 31,
  1996...................     8,085,000    80,850    12,144,067     (726,561)    (6,184,977)     5,313,379
                             ----------   -------   -----------    ---------    -----------    -----------
  Distribution to
     affiliate (Note
     9)..................            --        --    (1,100,000)          --             --     (1,100,000)
  Capital contribution...            --        --       240,215           --             --        240,215
  Net income.............            --        --            --           --        888,617        888,617
                             ----------   -------   -----------    ---------    -----------    -----------
Balance at March 31,
  1997...................     8,085,000    80,850    11,284,282     (726,561)    (5,296,360)     5,342,211
                             ----------   -------   -----------    ---------    -----------    -----------
  Capital contribution --
     affiliate (Note
     9)..................            --        --       404,408           --             --        404,408
  Stock issuance (Note
     9)..................       984,126     9,841     2,806,027           --             --      2,815,868
  Stock options exercised
     (Note 9)............       270,000     2,700       499,500           --             --        502,200
  Stock option
     compensation expense
     (Note 9)............            --        --       404,444           --             --        404,444
  Note receivable from
     shareholder (Note
     9)..................            --        --      (372,000)          --             --       (372,000)
  Net income.............            --        --            --           --      2,500,645      2,500,645
                             ----------   -------   -----------    ---------    -----------    -----------
Balance at March 31,
  1998...................     9,339,126    93,391    15,026,661     (726,561)    (2,795,715)    11,597,776
                             ----------   -------   -----------    ---------    -----------    -----------
  Stock issuance
     (unaudited) (Note
     9)..................       222,222     2,222       775,555           --             --        777,777
  Stock options exercised
     (unaudited).........         5,000        50        12,284           --             --         12,334
  Stock option
     compensation expense
     (unaudited).........            --        --       808,260           --             --        808,260
  Net income
     (unaudited).........            --        --            --           --        432,903        432,903
                             ----------   -------   -----------    ---------    -----------    -----------
Balance at December 31,
  1998 including the
  reclassification of
  $726,561 to accumulated
  other comprehensive
  loss (unaudited).......     9,566,348   $95,663   $16,622,760    $(726,561)   $(2,362,812)   $13,629,050
                             ==========   =======   ===========    =========    ===========    ===========

See accompanying notes to consolidated financial statements.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       NINE MONTHS ENDED
                                              FOR THE YEARS ENDED MARCH 31,              DECEMBER 31,
                                         ---------------------------------------   -------------------------
                                            1996          1997          1998          1997          1998
                                         -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................  $(2,627,845)  $   888,617   $ 2,500,645
                                         -----------   -----------   -----------
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation.......................      478,954     1,031,377     1,238,348
    Amortization.......................    2,109,116       987,720     1,037,224
    Provision for doubtful accounts....      286,608       222,436       154,231
    Provision for inventory
      obsolescence.....................      787,925     1,024,167       (47,615)
    Deferred income taxes..............       68,361       (16,543)       38,391
    Loss on disposal of equipment......       30,663            --        60,050
    Stock compensation expense.........           --            --       404,444
    Changes in other assets and
      liabilities:
      Accounts receivable, trade.......   (1,193,812)   (1,890,472)   (2,068,370)
      Other accounts receivable........     (448,862)       69,790       511,516
      Receivable from affiliate........    7,571,925     3,363,067       (55,858)
      Inventories......................   (3,441,862)    2,484,804       358,897
      Prepaid expenses and other
         assets........................     (173,575)     (364,109)     (134,684)
      Income taxes receivable..........           --            --    (1,292,520)
      Other long-term assets...........           --            --        13,088
      Accounts payable.................     (314,335)    2,193,078    (1,164,040)
      Income taxes payable.............     (102,790)      934,475    (1,705,213)
      Accrued liabilities..............      (55,565)    1,477,886       231,452
                                         -----------   -----------   -----------
         Total adjustments.............    5,602,751    11,517,676    (2,420,659)
                                         -----------   -----------   -----------
         Net cash provided by (used in)
           operating activities........    2,974,906    12,406,293        79,986   $(2,353,696)  $ 2,747,791
                                         -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Additions to property and
    equipment..........................   (1,672,530)   (1,409,717)   (1,433,281)   (1,158,970)     (821,453)
  Purchase of software.................      (88,218)     (275,621)     (244,266)     (264,578)     (113,144)
  Purchase of licenses.................      (96,000)     (272,237)           --            --            --
                                         -----------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities..................   (1,856,748)   (1,957,575)   (1,677,547)   (1,423,548)     (934,597)
                                         -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Payable to affiliate.................   (1,479,127)   (8,971,280)    2,295,059     3,320,681    (3,648,190)
  Borrowings under line of credit......           --            --            --            --     2,518,301
  Book overdraft.......................           --            --            --       720,609            --
  Net proceeds from sale of stock......           --            --     1,597,079            --     2,199,998
  Stock options exercised..............           --            --       130,200            --        12,334
  Distribution to affiliate............           --            --    (1,100,000)   (1,100,000)           --
  Other................................      (80,897)      (67,106)      (69,234)      (70,726)           --
                                         -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           financing activities........   (1,560,024)   (9,038,386)    2,853,104     2,870,564     1,082,443
                                         -----------   -----------   -----------   -----------   -----------
Effect of exchange rate changes on
  cash.................................       20,370            --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash and
  cash equivalents.....................     (421,496)    1,410,332     1,255,543      (906,680)    2,895,637
Cash and cash equivalents at beginning
  of period............................      619,693       198,197     1,608,529     1,608,529     2,864,072
                                         -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period...............................  $   198,197   $ 1,608,529   $ 2,864,072   $   701,849   $ 5,759,709
                                         ===========   ===========   ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS

     Aironet Wireless Communications, Inc. (the "Company") was incorporated in 1993. The Company's operations were formed from one subsidiary and two units of the Company's parent, Telxon Corporation ("Telxon"): Telesystems SLW Inc. ("Telesystems") -- a designer and manufacturer of wireless spread spectrum LAN radios; Telxon's Radio and Wireless Network Engineering Group -- designers of advanced spread spectrum technology radios and network software; and Telxon's RF Software Engineering Group -- advanced software designers of universal wireless connectivity systems for integration into other computer manufacturer's networks. As of March 31, 1998, Telxon owned approximately 76 percent of the Company. The Company designs, develops and markets high speed, standards-based wireless local area networking ("LAN") solutions. The Company's products utilize advanced radio frequency and data communication technologies to connect users to computer networks ranging in size and complexity from enterprise-wide LANs to home networks. The Company markets its products directly to Telxon and to non-affiliates in North America and Europe through a network of value added resellers ("VARs"), distributors, original equipment manufacturers ("OEMs"), and to a lesser extent directly to end users.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements have been "carved-out" of Telxon's consolidated financial statements and include the operations of the Company and its wholly-owned subsidiary Aironet Canada Limited ("ACL"). All significant intercompany transactions have been eliminated in consolidation.

     The consolidated financial statements do not include the financial statements of Aironet Canada, Inc. ("ACI"), a wholly owned, non-operating subsidiary of the Company.

     Unaudited Interim Financial Information

     Interim condensed financial information as of December 31, 1998 and for the nine months ended December 31, 1997 and 1998 is unaudited. The condensed consolidated financial information of the Company has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in the opinion of management, include all adjustments necessary for a fair presentation of the consolidated financial position, results of operations, and cash flows for each period shown. All adjustments are of a normal and recurring nature except for certain stock-based compensation transactions discussed in
Note 9. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations.

     Foreign Currency Translation

     The financial statements of ACL prior to April 1, 1996, were translated into U.S. dollars using the local currency as the functional currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Effective April 1, 1996, ACL changed its functional currency from Canadian Dollars to U.S. Dollars to reflect changes in that subsidiary's operating environment. Prior to April 1, 1996, all assets and liabilities were translated at current rates of exchange, and operating transactions were translated at weighted average rates during the respective years. The translation gains and losses were accumulated as a separate component of stockholders' equity until

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

realized. There were no income taxes allocated to the translation adjustments. Net foreign currency transaction losses were $265,930 in fiscal 1996. There were no such losses or gains in fiscal 1997 and 1998.

     Hedging Activities

     In fiscal 1996, the Company's hedging activities primarily related to the use of foreign exchange forward contracts to purchase U.S. dollars for payment to Telxon. The aggregate amount of foreign exchange contracts outstanding at any time during that year, as well as the aggregate amount of gains or losses resulting from these transactions, were not material. In fiscal 1997 and 1998 there were no foreign exchange contracts outstanding at any time.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments which are both readily convertible to cash and have a maturity of three months or less when purchased to be cash equivalents.

     Fair Value of Financial Instruments

     Financial instruments consist of cash and cash equivalents, notes receivable and payable to affiliate. The carrying amounts reported in the consolidated balance sheets for these items approximate their fair values.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

     Income Taxes

     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

     The Company was included in the consolidated tax filings of Telxon through March 31, 1998. The Company calculated its current and deferred income taxes as if it had filed separate tax returns. Amounts due or receivable for current income taxes are indemnified by Telxon and therefore were recorded as contributed capital or dividends (Note 9).

     Property and Equipment

     Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. The ranges of the estimated useful lives are: machinery and equipment, two to five years; furniture and fixtures, ten years; customer service equipment and tooling, three years; and leasehold improvements, over the shorter of the useful life of the asset or the life of the lease. Gains and losses from the sale or retirement of property and equipment are included in income.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

     Intangible Assets, Net

     The excess of the purchase cost over the fair value of net assets acquired in an acquisition (goodwill) is included in intangible assets, net in the accompanying consolidated balance sheets. Goodwill is amortized on a straight-line basis over ten years. Non-compete agreements are amortized on a straight-line basis over the life of the related contract.

     Software costs are capitalized and amortized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to Be Sold, Leased, or Otherwise Marketed." Product and software license agreements are capitalized and amortized over the shorter of the license period or estimated useful life. Purchased computer software is capitalized and amortized using the straight-line method, over the expected useful life of the software, generally from three to five years. Research and development costs are expensed as incurred and include costs associated with new product development and costs to significantly improve existing products.

     All other assets included in intangible assets, net are recorded at cost and are amortized on a straight-line basis over their expected useful lives.

     The Company periodically reviews intangible and other long-lived assets to assess recoverability, and impairments, if any, would be recognized in results of operations if events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

     Warranty Obligations

     The Company provides various product warranties. The estimated obligation to repair products or to replace components thereof is reviewed each accounting period, based on experience trends and current cost per claim information, and adjusted as necessary.

     Revenue Recognition

     The Company recognizes revenues from inventory sales at the time of shipment. Revenues from customer service contracts are recognized ratably over the maintenance contract period or as the services are performed. Revenues from a royalty arrangement with Telxon are recognized when the respective units of product are shipped, invoiced or transferred to Telxon's customers.

     UNAUDITED: During the nine months ended December 31, 1998, the Company granted certain distributors limited rights of return and price protection on unsold products. Until such time as adequate historic information is available, revenues in an amount equal to the gross profit on shipments with the right of return are not recognized until the right of return has lapsed. A reserve for price protection is established at the time the Company decides to reduce prices.

     Stock Based Compensation

     The Company accounts for stock based compensation awards to employees pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, compensation expense is recognized if, at the measurement date, the grant price is less than the market value. Compensation expense, if any, is recognized in a manner consistent with the methodology prescribed by

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans."

     The Company accounts for stock based compensation awards to non-employees pursuant to Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" and has adopted the disclosure only provisions of SFAS No. 123 for its employee stock based compensation awards. SFAS No. 123 prescribes a fair value basis of accounting for stock options at the measurement date. Compensation expense for non-employee stock options is recognized on a straight-line basis.

     Net Income (Loss) Per Common Share

     Basic net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee and non-employee stock options and stock purchase warrants, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the denominators of the basic and diluted per share computations is provided below:

                                                                               NINE MONTHS ENDED
                                           YEARS ENDED MARCH 31,                  DECEMBER 31,
                                    -----------------------------------    --------------------------
                                      1996         1997         1998          1997           1998
                                      ----         ----         ----          ----           ----
                                                                           (UNAUDITED)    (UNAUDITED)
Common shares:
  Weighted average shares
     outstanding -- basic.........  8,085,000    8,085,000    8,122,882     8,108,310      9,354,126
  Additional shares potentially
     issuable for stock options
     and stock purchase
     warrants.....................         --           --      196,181       143,368        518,962
                                    ---------    ---------    ---------     ---------      ---------
  Weighted average shares
     outstanding -- diluted.......  8,085,000    8,085,000    8,319,063     8,251,678      9,873,088
                                    =========    =========    =========     =========      =========

     The computations of net income (loss) per common share do not include the effects of any dilutive incremental common shares related to stock options granted or common stock warrants issued with exercise rights that are contingent, so long as the contingency is not resolved (Note 9).

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

     Contingencies

     Contingencies are recorded as expenses when events giving rise to such items are probable and the amounts are estimable in accordance with the requirements of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies."

     Reclassifications

     The Company has made certain reclassifications in the March 31, 1996, 1997 and 1998 consolidated financial statements.

NOTE 3 -- INVENTORIES

     Inventories consisted of the following:

                                                      MARCH 31,
                                               ------------------------    DECEMBER 31,
                                                  1997          1998           1998
                                               ----------    ----------    ------------
                                                                           (UNAUDITED)
Purchased components.........................  $2,985,151    $3,048,654     $3,223,341
Work-in-process..............................     658,462       202,989        459,655
Finished goods...............................     687,923       768,611        624,183
                                               ----------    ----------     ----------
                                               $4,331,536    $4,020,254     $4,307,179
                                               ==========    ==========     ==========

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment, net as of March 31 consisted of the following:

                                                               1997          1998
                                                            ----------    ----------
Machinery and equipment...................................  $4,500,099    $4,672,896
Tooling...................................................     219,292       330,446
Furniture and office equipment............................     235,027       181,265
Leasehold improvements....................................     121,200       199,078
                                                            ----------    ----------
                                                             5,075,618     5,383,685
Less: Accumulated depreciation............................  (2,554,999)   (2,728,183)
                                                            ----------    ----------
                                                            $2,520,619    $2,655,502
                                                            ==========    ==========

     Depreciation expense, for the years ended March 31, 1996, 1997 and 1998 amounted to $478,954, $1,031,377 and $1,238,348, respectively.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 5 -- INTANGIBLE ASSETS, NET

     Intangible assets, net as of March 31 consisted of the following:

                                                               1997          1998
                                                            ----------    ----------
Goodwill, net of accumulated amortization of $4,328,377
  and $5,194,057..........................................  $4,328,312    $3,462,632
Product and software license agreements, net of
  accumulated amortization of $31,999 and $110,658........     455,203       624,537
Other.....................................................     542,786       164,965
                                                            ----------    ----------
                                                            $5,326,301    $4,252,134
                                                            ==========    ==========

     As a result of an acquisition, the Company had non-compete agreements dated April 10, 1992 with former stockholders at a gross cost of $4,788,152. The related asset was amortized over the life of the agreements of four years. During the year ended March 31, 1996, the non-compete agreements were fully amortized.

     Amortization expense for the years ended March 31 was as follows:

                                                    1996         1997         1998
                                                 ----------    --------    ----------
Non-compete agreements.........................  $1,196,535    $     --    $       --
Goodwill.......................................     865,680     865,680       865,680
Product and software license agreements........          --      31,999        78,659
Other..........................................      46,901      90,041        92,885
                                                 ----------    --------    ----------
                                                 $2,109,116    $987,720    $1,037,224
                                                 ==========    ========    ==========

NOTE 6 -- ACCRUED LIABILITIES

     Accrued liabilities as of March 31 consisted of the following:

                                                               1997          1998
                                                            ----------    ----------
Accrued payroll and other employee compensation...........  $1,129,230    $  907,892
Accrued commissions.......................................     223,556       195,179
Other.....................................................     640,746     1,123,424
                                                            ----------    ----------
                                                            $1,993,532    $2,226,495
                                                            ==========    ==========

NOTE 7 -- INCOME TAXES

     Components of income (loss) before income taxes for the years ended March 31 are as follows:

                                                 1996           1997           1998
                                              -----------    -----------    ----------
U.S. .......................................  $(4,347,410)   $(2,864,462)   $4,827,461
Foreign.....................................    3,915,594      5,792,646      (363,313)
                                              -----------    -----------    ----------
                                              $  (431,816)   $ 2,928,184    $4,464,148
                                              ===========    ===========    ==========

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 7 -- INCOME TAXES, (CONTINUED)

     Components of the provision for income taxes by taxing jurisdiction for the years ended March 31 were as follows:

                                                  1996          1997          1998
                                               ----------    ----------    ----------
Currently payable:
  U.S. ......................................  $       --    $       --    $1,590,649
  Foreign....................................   2,127,668     2,056,110       334,463
Deferred:
  U.S. ......................................          --            --       144,670
  Foreign....................................      68,361       (16,543)     (106,279)
                                               ----------    ----------    ----------
Provision for income taxes...................  $2,196,029    $2,039,567    $1,963,503
                                               ==========    ==========    ==========

     The reconciliation between the reported total income tax expense and the amount computed by multiplying income (loss) before income taxes by the U.S. federal statutory tax rate is as follows (Note 9):

                                                             1996      1997     1998
                                                            ------    ------    ----
U.S. federal statutory tax rate...........................   (35.0)%    35.0%   35.0%
Foreign tax rate differential.............................   121.5      17.6     1.2
Net operating losses which provide no current tax
  benefit.................................................   352.0        --      --
Net operating loss benefit................................      --    (127.4)     --
Taxation of foreign dividends (net of foreign tax
  credits)................................................      --     149.7      --
Goodwill amortization.....................................    70.1      10.3     6.8
Stock option compensation expense.........................      --        --     2.5
Canadian research and development credits.................      --     (22.2)     --
Other.....................................................      --       6.7    (1.5)
                                                            ------    ------    ----
Effective income tax rate.................................   508.6%     69.7%   44.0%
                                                            ======    ======    ====

     UNAUDITED: The Company's annual effective income tax rate estimated for the nine months ended December 31, 1997 and 1998 is 41.0% and 62.5%, respectively. The increase in the fiscal 1999 estimated rate results from the significance of non-deductible goodwill amortization and stock option compensation expense for tax purposes in relation to the amount of estimated pre-tax income for the year ending March 31, 1999 (Note 17).

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, are presented below:

                                                              1997           1998
                                                           -----------    -----------
Deferred tax assets:
  Depreciation...........................................  $    50,709    $   205,288
  Reserves...............................................       51,130             --
  AMT credit carryforwards...............................      240,215        240,215

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 7 -- INCOME TAXES, (CONTINUED)

                                                              1997           1998
                                                           -----------    -----------
  Foreign tax and general business credits
     carryforwards.......................................    4,458,144      4,373,962
  State and local net operating loss carryforwards.......      327,450        125,520
  Valuation allowance, foreign tax and general business
     credits carryforwards...............................   (4,458,144)    (4,373,962)
  Valuation allowance, state and local net operating loss
     carryforwards.......................................     (327,450)      (125,520)
                                                           -----------    -----------
          Total deferred tax assets......................      342,054        445,503
                                                           -----------    -----------
Deferred tax liabilities:
  Reserves...............................................           --        (93,190)
  Amortization...........................................      (97,032)      (145,682)
                                                           -----------    -----------
          Total deferred tax liabilities.................      (97,032)      (238,872)
                                                           -----------    -----------
Net deferred tax assets..................................  $   245,022    $   206,631
                                                           ===========    ===========
Current assets (liabilities).............................  $    51,130    $   (93,190)
                                                           ===========    ===========
Long-term assets.........................................  $   193,892    $   299,821
                                                           ===========    ===========

     ACL has claims for Canadian research and development credits for the years ended March 31, 1996, 1997 and 1998 in the amounts of $246,267, $0, and $0, respectively. If these claims are subsequently accepted, the benefit will be recognized in the years allowed. However, per Canadian tax law there will be a corresponding increase in the subsequent year's taxable income for the amount of the claim recognized.

     ACL recorded a benefit of $650,000 during fiscal 1997 for Canadian research and development credits claimed during fiscal 1994, 1995, and 1996.

     Income taxes paid in the years ended March 31, 1996, 1997 and 1998 were $2,319,035, $1,398,760 and $4,923,512, respectively.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

     In the normal course of its operations, the Company is subject to performance under contracts, and has various legal actions and certain contingencies pending. However, in management's opinion, any such outstanding matters have been reflected in the consolidated financial statements, are covered by insurance or would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     As of March 31, 1998, the Company had a Demand Revolving Promissory Note (the "Note") with Telxon under which the Company must pay to Telxon, on demand, the lesser of $50 million or amounts due under intercompany advances, plus interest at the London Interbank Offer Rate at the beginning of the fiscal year (6.34% at April 1, 1997). The Note, along with similar notes from other principal subsidiaries of Telxon, was used as collateral for Telxon's $100 million unsecured credit agreement. Telxon's credit agreement expires March 8, 2001. As of March 31, 1998, Telxon had no borrowings

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 8 -- COMMITMENTS AND CONTINGENCIES, (CONTINUED) outstanding under this agreement and was in compliance with all restrictive covenants (Notes 16 and 17).

     UNAUDITED: During July 1998, the Company entered into a revolving credit agreement with a bank that provides for borrowings up to $5 million, which expires July 1, 2000. Borrowings under the revolving credit agreement are limited to 80% of the balance of eligible accounts receivable and 50% of the balance of eligible inventories and cash on deposit with the bank. The revolving credit agreement carries a quarterly facility fee and a commitment fee on the unused amount of the agreement. Borrowings under the agreement bear interest at either the banks' prime rate (7.75% at December 31, 1998) or LIBOR plus 2% (7.06% at December 31, 1998). The weighted average interest rate for the nine months ended December 31, 1998 was 7.47%. The agreement contains certain covenants including prohibiting the Company from paying cash dividends. In the event Telxon reduces its ownership in the Company below 50%, the note will become due at the discretion of the bank (Note 17). At December 31, 1998, $2.5 million was available under this agreement.

NOTE 9 -- STOCKHOLDERS' EQUITY AND STOCK OPTIONS

     Effective June 20, 1996, Telxon authorized a one hundred ten thousand for one share common stock split, increasing the number of $.01 par value shares of common stock issued and outstanding to 11,000,000 shares.

     Effective September 5, 1996, Telxon authorized an eight thousand eighty-five for eleven thousand share reverse common stock split, reducing the number of $.01 par value shares of common stock issued and outstanding to 8,085,000. The 1995 number of shares outstanding have been retroactively restated for this reverse stock split.

     On March 26, 1997, the Board of Directors authorized a $1,100,000 capital distribution to Telxon. The authorization of the capital distribution in 1997 was a non cash transaction and, accordingly, was excluded from the accompanying 1997 consolidated statement of cash flows. The cash distribution was paid April 15, 1997.

     On March 31, 1998, the Company issued 984,126 shares of common stock and 295,237 warrants to purchase common stock for $3,444,444. The Company recorded $628,576 in related transaction costs resulting in net cash received of $2,815,868. Sales proceeds of $1,499,998 were not received by the Company until April 1998, thereby, representing a non-cash transaction for the year ending March 31, 1998. In addition, the Company incurred as part of the transaction costs a fee for advisory services of $125,000 along with the issuance of 100,000 warrants to purchase common stock, to a board member of the Company. The terms of all the warrants issued contain an exercise price of $3.50 and entitle the warrant holder to exercise the warrants at the earlier of a qualified initial public offering, the entire sale of the Company, or a change of control or spin-off, as defined. The warrants expire on March 31, 2001. No value was assigned to the warrants by the Company at the dates of issuance.

     On March 31, 1998, the date of the stock issuance, the Company entered into a formal tax sharing/indemnification agreement with Telxon. This agreement entitles Telxon to all income tax refunds which relate to the period prior to the stock issuance and obligates Telxon for all taxes payable prior to the stock issuance. In addition, Telxon has elected to forgive the Company's net payable of $404,408 owed to Telxon related to taxes which has been reflected as an additional non-cash capital contribution.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 9 -- STOCKHOLDERS' EQUITY AND STOCK OPTIONS, (CONTINUED)

     UNAUDITED: During April 1998, the Company received $1,499,998 of proceeds from issuances of common stock in March 1998. In addition, during the nine months ended December 31, 1998, the Company issued 222,222 additional shares of common stock and warrants to purchase 66,667 shares of common stock for $3.50 per share or aggregate proceeds of $777,777. The warrants issued are subject to the same terms as previously issued warrants. At December 31, 1998, receivables from affiliates include $77,777 due from these issuances.

     In July 1996, the Company established the Aironet Wireless Communications, Inc. 1996 Stock Option Plan which was amended and restated on March 30, 1998 ("1996 Amended Plan"). The 1996 Amended Plan provides for the granting of options to key employees of the Company and to certain employees of Telxon and outside directors. The total number of shares for which the Company may grant options under the 1996 Amended Plan cannot exceed 2,150,500. Options are awarded at a price not less than the fair market value on the date the option is granted. Options granted prior to March 30, 1998 have a term of ten years and vest one-third on the date granted and one-third on each of the two successive anniversary dates therefrom. Options granted on or after March 30,1998 have the same terms except an option can be exercised only after the earlier of a change in control or an initial public offering, as defined in the 1996 Amended Plan.

     There was no compensation expense related to options granted to employees for the years ended March 31, 1996, 1997 and 1998. Compensation expense was $79,684 for the year ended March 31, 1998 related to options granted to Telxon employees and outside directors prior to March 30, 1998.

     The following is a summary of the activity in the Company's 1996 Amended Plan during fiscal 1996, 1997, and 1998:

                                                                    STOCK OPTIONS
                                                              --------------------------
                                                                             WEIGHTED
                                                                           AVERAGE PRICE
                                                               SHARES        PER SHARE
                                                              ---------    -------------
March 31, 1996..............................................    384,000        $1.86
  Granted...................................................  1,040,500         1.86
  Exercised.................................................         --           --
  Returned to pool due to employee terminations.............   (167,500)        1.86
                                                              ---------
March 31, 1997..............................................  1,257,000         1.86
  Granted...................................................    500,000         3.50
  Exercised.................................................   (270,000)        1.86
  Returned to pool due to employee terminations.............     (6,500)        1.86
                                                              ---------
March 31, 1998..............................................  1,480,500         2.41
                                                              =========

     At March 31, 1998, there were options outstanding under the 1996 Amended Plan to purchase 1,480,500 shares of common stock, of which 426,851 are currently exercisable at $1.86 per share.

     In February 1998, an employee of the Company exercised 200,000 options with a grant price and fair value of $1.86. At the date of grant the Company provided the employee a loan of $372,000 which was applied to payment of the exercise price of the options. The note bears interest at 6% per annum on amounts outstanding through maturity, October 31, 2002, and at a prime rate plus 4% per annum thereafter until paid. All unpaid principal and all accrued interest is due in full on October 31, 2002.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 9 -- STOCKHOLDERS' EQUITY AND STOCK OPTIONS, (CONTINUED)

The 200,000 shares issued (or approved replacement collateral of equal value at the employee's discretion) collateralizes the note. Any amounts paid on the note shall be applied first to accrued but unpaid interest and then to unpaid principal. The employee may at any time prepay the note without premium or penalty in amounts of at least $25,000. Pursuant to Emerging Issues Task Force ("EITF") Issue No. 85-1, "Classifying Notes Received for Capital Stock" the note has been recorded as a reduction of additional paid-in capital rather than as an asset. In addition, pursuant to EITF No. 95-16, "Accounting for Stock Compensation Arrangements with Employee Loan Features Under APB Opinion No. 25," the options have been accounted for as variable plan options from the note issuance date until the note is settled or otherwise amended resulting in a $324,760 non-cash charge being recorded in March 1998. UNAUDITED: The non-cash charge for the nine months ended December 31, 1998 was $808,260.

     For SFAS No. 123 purposes, the fair value of each option granted under the 1996 Amended Plan is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted in fiscal 1997 and 1998, respectively: dividend yield of 0% and 0%, expected volatility of 56.22% and 56.00%, risk-free interest rates of 6.75% and 5.54%, and an expected life of five years for grants in both fiscal 1997 and 1998.

     If the Company had elected to recognize the compensation cost of its 1996 Amended Plan based on the fair value of all awards under the plan in accordance with SFAS No. 123, fiscal 1997 and 1998 net income amounts would have been reduced to the pro forma amounts below:

                                                                  1997         1998
                                                                --------    ----------
Net income:                           As reported...........    $888,617    $2,500,645
                                      Pro forma.............     680,440     2,212,447
Earnings per common share:
  Basic:                              As reported...........    $   0.11    $     0.31
                                      Pro forma.............        0.08          0.27
  Diluted:                            As reported...........    $   0.11    $     0.30
                                      Pro forma.............        0.08          0.27

NOTE 10 -- LEASES

     The Company leases office and manufacturing facilities and certain equipment under noncancellable operating leases. Future minimum lease payments for long-term noncancellable operating leases for years ending March 31, are as follows:

1999........................................................    $330,608
2000........................................................      21,914
2001........................................................         860
                                                                --------
                                                                $353,382
                                                                ========

     Rent expense for 1996, 1997 and 1998 amounted to $352,105, $508,912 and $786,380, respectively. Rent expense in 1998 included $110,000 related to a short-term lease with Telxon for the Company's manufacturing facilities.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 11 -- BUSINESS SEGMENT

     The Company designs, develops, and markets high speed wireless local area network equipment and software. The Company's business is a single segment. The Company markets its products directly to Telxon and to non-affiliates in North America and Europe through a network of VARs, distributors, OEMs and to a lesser extent directly to end users.

NOTE 12 -- INTERNATIONAL OPERATIONS

     The consolidated financial statements include the following with respect to the revenues, net income (loss) and total assets of ACL during the years ended March 31:

                                                 1996           1997           1998
                                              -----------    -----------    -----------
Revenues, net...............................  $44,195,370    $53,521,905    $24,863,001
Net income (loss)...........................  $ 1,719,565    $ 3,753,079    $  (591,497)
Total assets................................  $15,943,278    $13,109,586    $11,342,492

NOTE 13 -- TRANSACTIONS WITH AFFILIATE

     The Company supplies Telxon with its radio and wireless LAN products for inclusion in Telxon's products and for resale as discrete products. Approximately 88%, 76%, and 55%, respectively, of the Company's consolidated net product revenues for each of the years ended March 31, 1996, 1997 and 1998 were derived from Telxon.

     Amounts receivable for the sale of such products to Telxon have been recorded as amounts receivable from affiliate in the accompanying consolidated balance sheets. Through March 31, 1998, Telxon supported the operations of the Company's domestic engineering and general and administrative functions through cash funding of working capital needs. Telxon's advances to the Company have been included in amounts payable to affiliate in the accompanying consolidated balance sheets. (See Notes 14 and 16).

NOTE 14 -- ALLOCATIONS OF COSTS AND EXPENSES

     Pursuant to an agreement for services, Telxon provides the Company with administrative services such as human resource and benefits services, tax planning and return preparation, payroll processing, computer system services and legal services. These services are invoiced to the Company monthly at fixed amounts that were in part based on the Company's direct domestic operating expenses in relation to the direct domestic operating expenses of Telxon. In addition, costs associated with Telxon's and the Company's self-insurance health plan are allocated to the Company based on a ratio of the Company's number of domestic employees to Telxon's number of domestic employees. The costs to the Company were $552,022, $549,836 and, $723,950 for the years ended March 31, 1996, 1997 and 1998, respectively. In addition, direct costs associated with the Company's property and equipment and directors and officers insurance program coverages and the Company's life, dental, disability and savings and retirement plans are paid by Telxon and subsequently reimbursed by the Company.

     Also, as discussed in Note 8, the Company incurred interest expense to Telxon of $2,464, $231,507 and $113,448, respectively, for the years ended March 31, 1996, 1997 and 1998 and, as discussed in Note 10, incurred rent expense of $110,000 to Telxon for the year ended March 31, 1998.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 14 -- ALLOCATIONS OF COSTS AND EXPENSES, (CONTINUED)

     Management believes these allocations are reasonable, however, while reasonable, they may not necessarily be indicative of the costs that would have been incurred by the Company had it performed these functions itself or received services as a stand-alone entity.

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards of disclosure and financial statement display for reporting total comprehensive income and its individual components. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company believes the adoption of SFAS No. 130 in fiscal 1999 will not have a material impact on its financial reporting.
UNAUDITED: The adoption of this statement in fiscal 1999 had no effect on the consolidated financial statements presented herein, except that foreign currency translation adjustments during fiscal 1996 would be an element of comprehensive income (loss).

     In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and requires companies to report financial and descriptive information about their reportable operating segments. The financial information is required to be reported on the same basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective for periods beginning after December 15, 1997, with interim information required for the year following adoption. SFAS No. 131 will have no impact on the Company's consolidated financial position, results of operations or cash flows.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2 "Software Revenue Recognition," which is effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue and is not expected to have a material effect on the Company's financial reporting. The effect of SOP 97-2 on the future operating results of the Company is dependent on the nature and terms of the individual software licensing agreements entered into in fiscal year 1999 and those that may be entered into thereafter, if any.

     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, " which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. Company management believes that the prospective implementation of SOP 98-1 in fiscal year 2000 is likely to result in some additional capitalization of software expenditures in the future. However, the amount of such additional capitalized software expenditures cannot be determined at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The SOP provides guidance on financial reporting of costs of start-up activities. SOP 98-5 requires such costs to be expensed instead of being capitalized and amortized. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company believes the implementation of SOP 98-5 in fiscal year 2000 will not have a material impact on its financial reporting.

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 15 -- RECENTLY ISSUED ACCOUNTING STANDARDS, (CONTINUED)

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 in fiscal year 2000 and does not expect the impact of adoption to be material.

NOTE 16 -- EVENTS SUBSEQUENT TO MARCH 31, 1998

     In April and May 1998, the Company issued an additional 200,000 shares of common stock and warrants to purchase 60,000 shares of common stock at $3.50 per share for an aggregate amount of $700,000 . The terms of the warrants contain an exercise price of $3.50 and the same conditions of previously issued warrants (Note 9).

     UNAUDITED: In December 1998, the Company issued 22,222 shares of common stock and warrants to purchase 6,667 shares of common stock at $3.50 per share for an aggregate amount of $77,777. The terms of the warrants contain an exercise price of $3.50 and the same conditions of previously issued warrants (Note 9).

     During July 1998, the Company signed a Commitment Letter for a $5,000,000 two year revolving line of credit at LIBOR plus 2% or the bank's prime rate. The intended use of the credit line is to support working capital and for general corporate purposes. The credit line will be unsecured and limited to the sum of 80% of eligible accounts receivable, 50% of eligible inventory, and 100% of cash on deposit with the lender. The line of credit expires on July 1, 2000. The line of credit contains certain covenants, including limiting Telxon's ability to reduce its ownership in the Company below 50% (Notes 8 and 17).

NOTE 17 -- UNAUDITED EVENTS SUBSEQUENT TO DECEMBER 31, 1998

     License Agreement with Telxon

     Effective March 1, 1999, the Company and Telxon amended the existing License, Rights and Supply Agreement (the "Amended Agreement"), without exchanging any cash consideration and without the right of waiver or amendment pursuant to a mutual written agreement, in which the Company has granted Telxon certain rights and licenses to accommodate changes in respective business plans. The Amended Agreement eliminates the previous per unit royalty arrangement and substitutes a fixed monthly royalty payment of $541,667 for the period March 1, 1999 to March 31, 2000, $416,667 for the period April 1, 2000 to March 31, 2001 and $333,333, thereafter. The Amended Agreement also enables Telxon the choice of converting to a per unit royalty on April 1, 2001 or thereafter. Revenue of $479,167 per month related to the Amended Agreement will be recognized by the Company during the period March 1, 1999 through March 31, 2001 and $333,333 per month thereafter, subject to conversion to a per unit basis by Telxon.

     Initial Public Offering

     In March 1999, the Company's Board of Directors authorized the filing of a registration statement to register approximately 6.0 million shares of its common stock with the SEC for an initial public

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 17 -- UNAUDITED EVENTS SUBSEQUENT TO DECEMBER 31, 1998, (CONTINUED) offering (the "Offering"). Effective with the Offering, the Company's outstanding warrants and certain of the Company's vested options will become exercisable (Note 9). Within twelve months after the effective date of the Offering, the Company plans to eliminate the need to rely upon Telxon for certain corporate functions and therefore eliminate the reimbursement for administrative and other costs for such functions (Note 14) to Telxon. In addition, if Telxon's ownership is reduced below 50% as a result of the Offering, amounts owed under the Company's revolving credit agreement become due and payable (Note 8). In April 1999, the revolving credit agreement was amended to eliminate such requirement.

     Stock Based Compensation

     Effective March 31, 1999, the Company's Board of Directors and Stockholders approved an amendment to the 1996 Amended Plan that permits vested options granted under the 1996 Amended Plan to be exercised at any time after the earlier of an initial public offering, a change in control, as defined, or March 31, 2001. In addition, the Company's Board of Directors accelerated the vesting of certain options held by persons not employed by the Company. As a result of the amendment to the 1996 Amended Plan and immediate vesting of certain outstanding options, the Company will record non cash compensation expense related to non-employees of $943,425 on March 31, 1999 and non cash compensation expense related to employees of $932,539, $318,222 and $169,412 on March 30, 1999 and during the fiscal years ending March 31, 2000 and 2001, respectively, in a manner consistent the methodology prescribed by FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." The effect of these charges in the fourth quarter of fiscal 1999 is likely to result in the Company's annual effective tax rate being adjusted from 62.5% to approximately (57.0%).

     In April 1999, the Board of Directors terminated the 1996 Amended Plan. The termination eliminates the Company's ability to grant further options under the 1996 Amended Plan but does not affect options outstanding under the 1996 Plan at termination.

     Effective April 12, 1999, the Company's Board of Directors and Stockholders adopted and approved the Aironet Wireless Communications, Inc. 1999 Omnibus Stock Incentive Plan (the "1999 Plan"). On February 16, 1999, the Company's Board of Directors had approved, subject to shareholder approval (which was determined to be perfunctory), the 1999 Plan and granted options to acquire 400,000 options under such plan. The 1999 Plan provides for the granting of options, stock appreciation rights ("SARs"), restricted stock and performance units, as defined, to certain officers and other key employees of the Company. The total number of shares the Company may grant under the 1999 Plan cannot exceed 1,765,817. Options granted under the 1999 Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted generally vest over a three-year period on the first three anniversary dates after the date of grant.

     Effective April 27, 1999, the Company's Board of Directors and Stockholders adopted and approved the Aironet Wireless Communications, Inc. 1999 Stock Option Plan for Non-Employee Directors (the "1999 Non-Employee Directors Plan"). The 1999 Non-Employee Director Plan entitles each non-employee Director who is sitting on the Company's Board on the first day that the Company's common stock commences trading on NASDAQ subsequent to the Offering, options to purchase 25,000 shares of the Company's common stock. In addition, each non-employee Director who continues to

              AIRONET WIRELESS COMMUNICATIONS, INC. AND SUBSIDIARY

NOTE 17 -- UNAUDITED EVENTS SUBSEQUENT TO DECEMBER 31, 1998, (CONTINUED) serve on the Company's Board will automatically be granted options to purchase 5,000 shares of the Company's common stock on each anniversary of his or her election or re-election to the Board. The Board of Directors also retains the right to grant additional options to non-employee Director at its sole discretion. Options granted under the 1999 Non-Employee Directors Plan have a ten-year term and must have an exercise price equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted immediately following the Offering vest ratably over a three-year period while the options granted on the individual Director's anniversary dates vest three years after they are granted.

     Stock Purchase Plan

     Effective April 12, 1999, the Company's Board of Directors approved the Aironet Wireless Communications, Inc. 1999 Employee Stock Purchase Plan (the "1999 Stock Purchase Plan"). The terms of the 1999 Stock Purchase Plan provide the opportunity for eligible employees to purchase unrestricted common shares of the Company, subjected to annual limitations, at a price per share equal to 85% of the closing price (as defined in the agreement) of the Company's stock. The total number of shares of common stock that may be purchased under the 1999 Stock Purchase Plan is 500,000 shares.

     Stockholder Rights Agreement

     On April 12, 1999, the Board of Directors adopted and approved a stockholder "Rights Plan" and the Board declared a dividend of one common stock purchase right on each share of common stock outstanding prior to the effectiveness of the plan; thereafter, shares are issued pursuant to the plan with a purchase right. The Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all shareholders. Each purchase right, when exercisable, entitles the registered holder to purchase one share of common stock at a price of $125 per share, subject to adjustment. The purchase rights become exercisable in the event the Company is a party to certain merger or business combination transactions, as defined, or in the event an "acquiring person," as defined, becomes a beneficial owner of 15% or more of the Company's outstanding common stock. In these circumstances, each holder of a share right (other than the acquiring person) will have the right to receive shares of the acquiring company or the Company, as appropriate, having a market value of two times the exercise price of the purchase right. The rights expire ten years from the effective date of the plan unless earlier redeemed by the Company. The rights can be redeemed at a price of $.001 per right.

     Authorized Capital Stock

     On April 12, 1999, the Company's Board of Directors approved and adopted an amended and restated certificate of incorporation which increased the number of authorized common shares of the Company from 15,000,000 shares to 60,000,000. In addition, the amended and restated certificate authorized 500,000 shares of undesignated preferred stock with a par value of $.01 per share.

     Demand Revolving Promissory Note

     Effective May 5, 1999, the Note with Telxon referred to in Note 8 has been cancelled.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES

                                  AIRONET LOGO

                                  COMMON STOCK

                               ------------------

                             PRICE $     PER SHARE
                               ------------------

DAIN RAUSCHER WESSELS                                      PRUDENTIAL SECURITIES
   a division of Dain Rauscher Incorporated
                               ------------------
                                         , 1999
                               ------------------

       UNTIL                      , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS
IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

                       DESCRIPTION                              AMOUNT
                       -----------                              ------
Securities and Exchange Commission registration fee.......    $ 21,100.20
Nasdaq National Market listing fee and expenses...........    $ 83,500.00
National Association of Securities Dealers, Inc. filing
  fee.....................................................    $  8,090.00
Blue Sky fees and expenses (including related legal
  fees)...................................................         +
Printing and engraving expenses...........................         +
Legal fees and expenses (other than Blue Sky).............         +
Accounting fees and expenses..............................         +
Transfer Agent and Registrar's fee........................         +
Miscellaneous.............................................         +
                                                              -----------
          Total...........................................    $    +
                                                              ===========

---------------

+ To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify Directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested Director vote, stockholder vote, agreement or otherwise.

     Our Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was one of our Directors or officers or is or was serving at our request as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than the law permitted prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have us pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any of our directors, officers, employees or agents thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The certificate also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

     The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     The certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     The underwriting agreement for this offering provides for indemnification by the underwriters of us, our directors and officers, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following information is being furnished with regard to all securities sold by us within the last three years that were not registered under the Securities Act of 1933, except as follows:

     (a) From March 1998 through December 1998, we issued and sold an aggregate of 1,206,348 units, each consisting of one share of common stock and one warrant to purchase three tenths of one share of common stock, for aggregate consideration of $4,222,218.

     (b) In March 1998, we granted Furneaux & Company, LLC warrants to purchase 100,000 shares of our common stock at $3.50 per share, for business and financial advisory services.

     (c) In September 1996, we granted options to purchase an aggregate of 975,500 shares of common stock, at an exercise price of $1.86 per share. In January 1997, we granted options to purchase an aggregate of 65,000 shares of common stock, at an exercise price of $1.86 per share. In March 1998, we granted options to purchase an aggregate of 500,000 shares of common stock, at an exercise price of $3.50 per share. In July 1998, we granted options to purchase an aggregate of 5,000 shares of common stock at an aggregate exercise price of $3.50 per share and in August 1998, we granted options to purchase an aggregate of 100,000 shares of common stock, at an exercise price of $3.50 per share. And, in February 1999, we granted options to purchase an aggregate of 400,000 shares of common stock, at an exercise price of $9.00 per share.

     (d) From March 1996 through March 1999, we issued and sold an aggregate of 275,833 shares of common stock, for aggregate consideration of $513,049.38, upon the exercise of employee stock options.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1+       Form of Underwriting Agreement
3.1      Form of Amended and Restated Certificate of Incorporation of
         Aironet Wireless Communications, Inc. (to be effective
         immediately prior to the closing of this offering)
3.2      Form of Second Amended and Restated Bylaws of Aironet
         Wireless Communications, Inc. (to be effective immediately prior to the closing of this offering)
4.1+     Specimen of certificate for shares of Aironet's common stock
4.2      Form of Rights Agreement between Aironet Wireless
         Communications, Inc. and Harris Trust and Savings Bank, as
         Rights Agent, dated as of                , 1999, including
         form of rights certificate
4.3      Warrant certificate issued to Furneaux & Company, LLC
5+       Opinion of Goodman Weiss Miller LLP
10.1     Aironet's Compensation and Benefits Plans
         10.1.1  Aironet Wireless Communications, Inc. 1996 Stock
                 Option Plan
         10.1.2  Amended and Restated Aironet Wireless
         Communications, Inc. 1996 Stock Option Plan
         10.1.3  First Amendment to Amended and Restated Aironet
         Wireless Communications, Inc. 1996 Stock Option Plan
         10.1.4  Aironet Wireless Communications, Inc. 1999 Employee
                 Stock Purchase Plan
         10.1.5  Aironet Wireless Communications, Inc. 1999 Omnibus
                 Stock Incentive Plan
         10.1.6  Aironet Wireless Communications, Inc. 1999 Stock
         Option Plan for Non-Employee Directors
         10.1.7  Employment Agreement between Aironet and Roger J.
                 Murphy, Jr.
         10.1.8  Employment Letter Agreement between Aironet and
                 Richard G. Holmes
         10.1.9  Employment Letter Agreement between Aironet and
                 Ronald B. Willis
         10.1.10 Employment Letter Agreement between Aironet and
                 Harvey A. Ikeman
         10.1.11 Promissory Note made by Roger J. Murphy, Jr. to the order of Aironet in the principal amount of $372,000
         10.1.11.1 Amendment to Promissory Note, included as Exhibit
                   10.1.11
         10.1.12 Telxon's Retirement & Uniform Matching Profit
         Sharing Plan, as amended (in which Aironet's employees
                 participate pursuant to the Services Agreement
                 included as Exhibit 10.7)
         10.1.12.1 Supplemental Participation Agreement and
         Certificate of Resolution to Telxon's Retirement & Uniform
                   Matching Profit Sharing Plan, as amended
         10.1.13 Telxon 1995 Employee Stock Purchase Plan
10.2     Material Leases
         10.2.1  Lease between Aironet and Telxon Corporation for 91
         Springside Drive, Akron, Ohio, dated as of April 1, 1998
         10.2.2  Sublease Agreement between Aironet and Telxon
         Corporation for 3875 Embassy Parkway, Bath, Ohio dated as of
                 September 1, 1998
10.3     Loan Agreement between Aironet and The Huntington National
         Bank, dated as of July 24, 1998
10.4     Subscription Agreement by and among Aironet and the
         investors who executed the same, dated as of March 31, 1998
         10.4.1 Form of warrant issued pursuant to the Subscription
         Agreement included as Exhibit 10.4

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
         10.4.2 Stockholders Agreement by and among Aironet and its stockholders party thereto, dated as of March 31, 1998, in connection with the transactions under the
                Subscription Agreement included as Exhibit 10.4
         10.4.2.1 Form of Addendum to Stockholders Agreement included as Exhibit 10.4.2
         10.4.3 Registration Rights Agreement by and among Aironet
         and certain of its security holders, dated as of March 31,
                1998
         10.4.3.1 Form of Addendum to Registration Rights Agreement
         included as Exhibit 10.4.3
         10.4.3.2 Addendum by Telantis Venture Partners IV, Inc. to
         Registration Rights Agreement included as Exhibit 10.4.3
10.5     License, Rights and Supply Agreement between Aironet and
         Telxon Corporation, dated as of March 31, 1998
         10.5.1 First Amendment to License, Rights and Supply
         Agreement dated as of March 31, 1999
10.6     Tax Benefit and Indemnification Agreement between Aironet
         and Telxon Corporation, dated as of March 31, 1998
         10.6.1 Promissory Note made by Aironet to the order of
         Telxon Corporation with the Tax Benefit and Indemnification
                Agreement included as Exhibit 10.6
10.7     Services Agreement between Aironet and Telxon Corporation, dated as of March 31, 1998
10.8     Assignment of Patent Applications made by Telxon Corporation in favor of Aironet, dated as of March 30, 1998
10.9     Assignment of Patent Applications made by Aironet in favor of Telxon Corporation, dated as of March 30, 1998
10.10    Cross Covenant Not to Sue between Aironet and Telxon
         Corporation, dated as of March 31, 1998
10.11    AirAware Acknowledgment between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.12    LM3000 Software Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.13    Patent Continuation in Part Agreement between Aironet and
         Telxon Corporation, dated as of March 30, 1998
10.14    Patent License Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.15    Nondisclosure Agreement between Aironet and Telxon
         Corporation, dated as of March 31, 1998
21       Aironet's Subsidiaries
23.1     Consent of PricewaterhouseCoopers LLP
23.2+    Consent of Goodman Weiss Miller LLP (included in Exhibit 5)
24.1     Power of Attorney (included on page II-7)
27.1     Financial Data Schedule
27.2     Financial Data Schedule
27.3     Financial Data Schedule
27.4     Financial Data Schedule

---------------

+ To be filed by amendment

      (b) FINANCIAL STATEMENT SCHEDULE

          Report of Independent Accountants on Financial Statement Schedule

          Schedule II -- Valuation and Qualifying Accounts

     All other Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are not applicable or the information has been provided in the Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, Ohio, on the 14th day of May, 1999.

                                       AIRONET WIRELESS COMMUNICATIONS, INC.

                                       By: /s/ ROGER J. MURPHY, JR.
                                          --------------------------------------
                                          Roger J. Murphy, Jr., President and
                                       Chief Executive Officer

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger J. Murphy, Jr. and Richard G. Holmes and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              SIGNATURE                             TITLE                         DATE
              ---------                             -----                         ----

/s/ ROGER J. MURPHY, JR.               President and Chief Executive          May 14, 1999
------------------------------------   Officer (principal executive
Roger J. Murphy, Jr.                   officer)

/s/ RICHARD G. HOLMES                  Senior Vice President and Chief        May 14, 1999
------------------------------------   Financial Officer (principal
Richard G. Holmes                      financial and accounting
                                       officer)

/s/ JAMES H. FURNEAUX                  Director, Chairman of the Board        May 14, 1999
------------------------------------
James H. Furneaux

/s/ SAMUEL F. MCKAY                    Director                               May 14, 1999
------------------------------------
Samuel F. McKay

/s/ JOHN W. PAXTON, SR.                Director                               May 14, 1999
------------------------------------
John W. Paxton, Sr.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

TO THE BOARD OF DIRECTORS
OF AIRONET WIRELESS COMMUNICATIONS, INC.

     Our audits of the consolidated financial statements referred to in our report dated June 12, 1998 appearing in the prospectus also included an audit of the financial statement schedule listed in Item 16 of the Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                                        COOPERS & LYBRAND L.L.P.

Akron, Ohio
June 12, 1998

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                       VALUATION AND QUALIFYING ACCOUNTS

                                             ADDITIONS                 DEDUCTIONS
                                      -----------------------   -------------------------
                        BALANCE AT                 CHARGED TO                                BALANCE AT
                       BEGINNING OF   CHARGED TO     OTHER      WRITE-OFFS    CREDITED TO      END OF
     DESCRIPTION       FISCAL YEAR     EXPENSE      ACCOUNTS    AND RETURNS     EXPENSE     FISCAL YEAR
---------------------  ------------   ----------   ----------   -----------   -----------   ------------
                                                        (IN THOUSANDS)
ALLOWANCE FOR
  DOUBTFUL ACCOUNTS
    1996                  $  115        $  287        $ --        $  367         $ --          $   35
    1997                      35           222          --            --           --             257
    1998                     257           154          --           224           --             187

INVENTORY
  OBSOLESCENCE
  RESERVE
    1996                  $  715        $  788        $ --        $  469         $ --          $1,034
    1997                   1,034         1,024          --         1,181           --             877
    1998                     877           (48)         --           390           --             439

DEFERRED TAX ASSET
  VALUATION ALLOWANCE
    1996                  $   93        $  144        $ --        $   --         $ --          $  237
    1997                     237         4,549          --            --           --           4,786
    1998                   4,786            67          --            --          353           4,500

                                    EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
1+       Form of Underwriting Agreement
3.1      Form of Amended and Restated Certificate of Incorporation of
         Aironet Wireless Communications, Inc. (to be effective
         immediately prior to the closing of this offering)
3.2      Form of Second Amended and Restated Bylaws of Aironet
         Wireless Communications, Inc. (to be effective immediately prior to the closing of this offering)
4.1+     Specimen of certificate for shares of Aironet's common stock
4.2      Form of Rights Agreement between Aironet Wireless
         Communications, Inc. and Harris Trust and Savings Bank, as
         Rights Agent, dated as of                , 1999, including
         form of rights certificate
4.3      Warrant certificate issued to Furneaux & Company, LLC
5+       Opinion of Goodman Weiss Miller LLP
10.1     Aironet's Compensation and Benefits Plans
         10.1.1  Aironet Wireless Communications, Inc. 1996 Stock
                 Option Plan
         10.1.2  Amended and Restated Aironet Wireless
         Communications, Inc. 1996 Stock Option Plan
         10.1.3  First Amendment to Amended and Restated Aironet
         Wireless Communications, Inc. 1996 Stock Option Plan
         10.1.4  Aironet Wireless Communications, Inc. 1999 Employee
                 Stock Purchase Plan
         10.1.5  Aironet Wireless Communications, Inc. 1999 Omnibus
                 Stock Incentive Plan
         10.1.6  Aironet Wireless Communications, Inc. 1999 Stock
         Option Plan for Non-Employee Directors
         10.1.7  Employment Agreement between Aironet and Roger J.
                 Murphy, Jr.
         10.1.8  Employment Letter Agreement between Aironet and
                 Richard G. Holmes
         10.1.9  Employment Letter Agreement between Aironet and
                 Ronald B. Willis
         10.1.10 Employment Letter Agreement between Aironet and
                 Harvey A. Ikeman
         10.1.11 Promissory Note made by Roger J. Murphy, Jr. to the order of Aironet in the principal amount of $372,000
         10.1.11.1 Amendment to Promissory Note, included as Exhibit
                   10.1.11
         10.1.12 Telxon's Retirement & Uniform Matching Profit
         Sharing Plan, as amended (in which Aironet's employees
                 participate pursuant to the Services Agreement
                 included as Exhibit 10.7)
         10.1.12.1 Supplemental Participation Agreement and
         Certificate of Resolution to Telxon's Retirement & Uniform
                   Matching Profit Sharing Plan, as amended
         10.1.13 Telxon 1995 Employee Stock Purchase Plan
10.2     Material Leases
         10.2.1  Lease between Aironet and Telxon Corporation for 91
         Springside Drive, Akron, Ohio, dated as of April 1, 1998
         10.2.2  Sublease Agreement between Aironet and Telxon
         Corporation for 3875 Embassy Parkway, Bath, Ohio dated as of
                 September 1, 1998
10.3     Loan Agreement between Aironet and The Huntington National
         Bank, dated as of July 24, 1998
10.4     Subscription Agreement by and among Aironet and the
         investors who executed the same, dated as of March 31, 1998

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
         10.4.1 Form of warrant issued pursuant to the Subscription
         Agreement included as Exhibit 10.4
         10.4.2 Stockholders Agreement by and among Aironet and its stockholders party thereto, dated as of March 31, 1998, in connection with the transactions under the
                Subscription Agreement included as Exhibit 10.4
         10.4.2.1 Form of Addendum to Stockholders Agreement included as Exhibit 10.4.2
         10.4.3 Registration Rights Agreement by and among Aironet
         and certain of its security holders, dated as of March 31,
                1998
         10.4.3.1 Form of Addendum to Registration Rights Agreement
         included as Exhibit 10.4.3
         10.4.3.2 Addendum by Telantis Venture Partners IV, Inc. to
         Registration Rights Agreement included as Exhibit 10.4.3
10.5     License, Rights and Supply Agreement between Aironet and
         Telxon Corporation, dated as of March 31, 1998
         10.5.1 First Amendment to License, Rights and Supply
         Agreement dated as of March 31, 1999
10.6     Tax Benefit and Indemnification Agreement between Aironet
         and Telxon Corporation, dated as of March 31, 1998
         10.6.1 Promissory Note made by Aironet to the order of
         Telxon Corporation with the Tax Benefit and Indemnification
                Agreement included as Exhibit 10.6
10.7     Services Agreement between Aironet and Telxon Corporation, dated as of March 31, 1998
10.8     Assignment of Patent Applications made by Telxon Corporation in favor of Aironet, dated as of March 30, 1998
10.9     Assignment of Patent Applications made by Aironet in favor of Telxon Corporation, dated as of March 30, 1998
10.10    Cross Covenant Not to Sue between Aironet and Telxon
         Corporation, dated as of March 31, 1998
10.11    AirAware Acknowledgment between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.12    LM3000 Software Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.13    Patent Continuation in Part Agreement between Aironet and
         Telxon Corporation, dated as of March 30, 1998
10.14    Patent License Agreement between Aironet and Telxon
         Corporation, dated as of March 30, 1998
10.15    Nondisclosure Agreement between Aironet and Telxon
         Corporation, dated as of March 31, 1998
21       Aironet's Subsidiaries
23.1     Consent of PricewaterhouseCoopers LLP
23.2+    Consent of Goodman Weiss Miller LLP (included in Exhibit 5)
24.1     Power of Attorney (included on page II-7)
27.1     Financial Data Schedule
27.2     Financial Data Schedule
27.3     Financial Data Schedule
27.4     Financial Data Schedule

---------------

+ To be filed by amendment